                                                Filed pursuant to Rule 424(b)(4)
                             Registration Statement Nos. 333-47413 and 333-48747

PROSPECTUS

                                2,300,000 SHARES

                                 [INSPIRE LOGO]

                                  COMMON STOCK
                            ------------------------
     Of the 2,300,000 shares of Common Stock offered hereby, 1,500,000 shares are being issued and sold by INSpire Insurance Solutions, Inc. (the "Company") and 800,000 shares are being sold by certain selling shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of Common Stock being sold by the Selling Shareholders.

     The Common Stock is listed on the Nasdaq National Market under the trading symbol "NSPR."

                            ------------------------
          SEE "RISK FACTORS" ON PAGES 7 THROUGH 14 FOR A DISCUSSION OF
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                                        UNDERWRITING                                 PROCEEDS TO
                                    PRICE TO           DISCOUNTS AND           PROCEEDS TO             SELLING
                                     PUBLIC            COMMISSIONS(1)           COMPANY(2)         SHAREHOLDER(3)
--------------------------------------------------------------------------------------------------------------------
Per Share....................        $31.50                $1.89                  $29.61               $29.61
--------------------------------------------------------------------------------------------------------------------
Total(4).....................      $72,450,000           $4,347,000            $44,415,000           $23,688,000
====================================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated at $359,000 payable by the Company.

(3) Before deducting expenses estimated at $141,000 payable by The Millers Mutual Fire Insurance Company ("Millers Mutual").

(4) The Company and Millers Mutual have granted to the Underwriters a 30-day option to purchase up to 345,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $83,317,500, $4,999,050, $53,298,000 and $25,020,450, respectively. See "Underwriting."

                            ------------------------
     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares will be made on or about April 1, 1998 at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida.

RAYMOND JAMES & ASSOCIATES, INC.
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                              SOUTHWEST SECURITIES
                 The date of this Prospectus is March 27, 1998.

[INSPIRE INSURANCE SOLUTIONS LOGO]         Untitled
THE ONE-SOURCE OUTSOURCING ANSWER

                             POLICY ADMINISTRATION

                             CLAIMS ADMINISTRATION

                             TECHNOLOGY AND SYSTEMS


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

The following text overlays a stylized multi-color geometric design:

                          INSpire
                          Provides

                          o Increased Efficiency
                          o Greater Flexibility/Quicker Response
                          o Ability to Maximize Surplus
                          o Ease of Entry

                            Policy Administration
                                    o Processing Policies, Renewals,
                                      Cancellations, Reinstatements
                                    o Document/Application Review
                                    o Direct, Agency and Internet Marketing
                                      Support
                                    o Billing and Accounting
                                    o Issuing, Canceling, Amending Policies
                                    o Inquiries By Agents, Insureds and Others
                                    o Bureau Reporting
                                    o Commission Handling
                                    o Data Access/Reporting to Customer


P & C Insurance Industry
     o Approximately 2,500 Existing Companies
     o Approximately $260 Billion in              Claims Administration
       Premium Revenues
     o New Entrants                                   o Coverage Verification
     o       Financial Institutions                   o Loss Reports to Insured
     o       Virtual Insurance Companies                and Agents
     o       Other Start-ups                         o Administering Appraisal/
                                                        Assessment Process
                                                      o Administering Claim and
                                                        Loss Reports
                                                      o Preparing Checks and
                                                        Vouchers
                                                      o Compromises, Releases
                                                        and Agreements
                                                      o Service Standards and
                                                        Claims Documentation

                                        Technology & Systems
Customer                                    o Integrated Systems
                                               o Policy and Claims
                                                 Administration System
Goals                                          o Windows into Property and
                                                 Casualty System

                                            o Software Productivity Tools
o Focus on Core Competencies                o EmPower - Automated Workflow
                                              Management
o Reduce Fixed Costs                        o Underwriting Expert System
o Leverage Economics of Technology          o Policy Set Production
o Create New Distribution Channels          o Visual Rater
o "Year 2000" Solution                      o Software Services
o Regulatory Reporting                      o Installation
o Improve Customer Service                  o Customization/Conversion/
                                              Enhancements/Upgrades
                                            o Maintenance


                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including notes thereto, appearing elsewhere in this Prospectus. As used herein, the "Company" or "INSpire" means INSpire Insurance Solutions, Inc., and "Millers Mutual" means The Millers Mutual Fire Insurance Company, unless the context otherwise requires. Unless otherwise indicated, all financial information and share data in this Prospectus assume no exercise of the Underwriters' over-allotment option.


                                  THE COMPANY

     The Company is a provider of policy and claims administration solutions to the property and casualty ("P&C") insurance industry, offering a comprehensive choice of outsourcing services and software and software services. The Company's outsourcing services, which generally are provided on a percentage of premiums or claims paid basis, include application of underwriting and rating criteria defined by the insurer, policy issuance, policyholder mailings, customer service, billing and collections, claims adjusting and processing, and information technology ("IT") services. The Company's software products include policy and claims administration systems, as well as systems that increase the productivity of insurers by automating certain functions, such as workflow management, underwriting rules and guidelines, document production and rating algorithms. These systems, which run on a variety of platforms including IBM AS/400, IBM RS/6000, Windows 3.1, Windows 95 and Windows NT, enable the Company's customers to conduct their policy and claims administration more efficiently. The Company's software services include installation, customization, conversion and maintenance of these systems to meet customer specifications.

     The Company was established in April 1995 as a wholly-owned subsidiary of Millers Mutual, an insurance company chartered in Texas in 1898. The Company was created to provide outsourcing services to other P&C insurers by capitalizing on Millers Mutual's success in developing, implementing and managing software systems for its internal use. As a result of the acquisition of Strategic Data Systems, Inc. ("SDS") in March 1997 (the "SDS Acquisition"), the Company also develops and markets software and software services to the P&C insurance industry. SDS offered software and software services to the P&C insurance industry for 16 years prior to its acquisition by the Company. The Company believes its services and products allow customers to focus on core competencies, reduce costs by converting their fixed costs of in-house information technology to variable costs and leverage the Company's investment in software systems and productivity tools.

     The Company's outsourcing revenues have continued to grow rapidly since inception. These services typically generate recurring revenues due to the ongoing nature of the services provided and the long-term nature of the service contracts. Revenues from outsourcing services increased to $32.5 million in 1997 from $13.7 million in 1996. The Company recently formed a sales team, led by an industry veteran, that is dedicated solely to outsourcing sales. The Company believes the marketing efforts of this sales team will enhance the growth of its outsourcing business.

     According to A.M. Best Company ("A.M. Best"), there were approximately 2,400 P&C insurance companies in the United States as of December 31, 1996, generating more than $260 billion of annual premium revenues. According to the National Association of Independent Insurers, information systems expenses as a percentage of written premiums increased from 2.5% in 1992 to 3.3% in 1996. Recent trends in the P&C insurance industry include selling policies directly to policyholders rather than through independent agents and the emergence of new entrants such as banks, credit unions and other financial services companies as a result of recent regulatory changes in the P&C insurance industry. The Company believes the availability of outsourcing enables these new insurers, which often lack the necessary infrastructure to process policies and administer claims, to improve efficiency, manage costs and increase customer satisfaction. The Company's outsourcing services also allow these new insurers to quickly enter markets being exited by more established insurers seeking to reduce their exposure to geographical risk due to the concentration of recent natural catastrophes in certain areas.

     The Company has experienced rapid growth since its inception as a result of the development of its policy and claims administration facility in Fort Worth, Texas, the expansion of its network of claims administration centers and the SDS Acquisition. Historical revenues increased to $56.6 million for the year ended December 31, 1997 from $13.7 million for the year ended December 31, 1996, an increase of 313%. The Company's strategy is to become the leading provider of policy and claims administration solutions to the P&C insurance industry by offering a comprehensive choice of solutions, penetrating new markets, enhancing product capabilities, generating recurring revenues and pursuing strategic acquisitions. The Company's customers generally are small to mid-size insurance companies with annual direct written premiums of $10 million to $300 million and include Atlantic Mutual Insurance Co., Clarendon National Insurance Company, Firemen's Fund Insurance Company, Grinnell Mutual Reinsurance Company, Interco, Inc., Nationwide Mutual Insurance Co.-Western Direct Operations, Zurich Insurance Company, and Millers Mutual and affiliated companies.

     The Company's principal executive office is located at 300 Burnett Street, Fort Worth, Texas 76102, and its telephone number is (817) 348-3999.

                                  THE OFFERING

Common Stock offered by the Company.......       1,500,000 Shares


Common Stock offered by the Selling
Shareholders..............................        800,000 Shares



Common Stock to be outstanding after this
offering..................................      11,892,396 Shares(1)


Use of Proceeds...........................      For general corporate purposes,
                                                including working capital,
                                                product development and possible
                                                acquisitions. See "Use of
                                                Proceeds."

Nasdaq National Market Symbol.............      NSPR
---------------


(1) Excludes (a) 2,048,854 shares (2,798,854 shares if the shareholders of the Company approve a proposed amendment to the Stock Option Plan (as defined below)) reserved for issuance under the Company's Amended and Restated 1997 Stock Option Plan (the "Stock Option Plan"), pursuant to which options covering 1,825,667 shares will be outstanding after this offering at a weighted average exercise price of $9.24 per share, (b) 50,000 shares reserved for issuance under a nonemployee directors stock option plan (the "Director Plan"), pursuant to which options covering 7,500 shares will be outstanding after this offering at an exercise price of $12.00 per share, and (c) 418,760 shares reserved for issuance under an employee stock purchase plan (the "Stock Purchase Plan"). The number of shares of Common Stock to be outstanding after this offering would be 13,182,512 after giving effect to the issuance of 1,290,116 shares of Common Stock issuable under outstanding options granted pursuant to the Stock Option Plan and the Director Plan applying the treasury stock method based on the public offering price of $31.50 per share.

           SUMMARY HISTORICAL AND PRO FORMA CONDENSED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The historical information as of December 31, 1997 and for the period April 28, 1995 through December 31, 1995 and the years ended December 31, 1996 and 1997 was derived from the audited financial statements of the Company. The Company's pro forma condensed financial data are based on assumptions and adjustments described in the notes to the Pro Forma Condensed Statement of Operations (Unaudited) and are not necessarily indicative of the results of operations that may be achieved in the future. The information set forth below should be read in conjunction with "Selected Financial Data of INSpire," "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire," the Company's Financial Statements and the Company's Pro Forma Condensed Statement of Operations (Unaudited). The results of operations presented below are not necessarily indicative of the results of operations that may be achieved in the future.

                                              PERIOD
                                          APRIL 28, 1995            YEAR ENDED DECEMBER 31,
                                             THROUGH        ---------------------------------------
                                           DECEMBER 31,                                  PRO FORMA
                                             1995(1)           1996        1997(2)      1997(2)(3)
                                          --------------    ----------    ----------    -----------
STATEMENT OF OPERATIONS DATA:
Revenues................................    $    3,907      $   13,653    $   56,569    $   61,981
Operating expenses......................         5,518          14,430        56,036        60,868
Operating income (loss).................        (1,611)           (777)          533         1,113
Net income (loss).......................        (1,262)           (515)        1,716         2,032
Net income (loss) per share (basic).....         (0.18)          (0.07)         0.21          0.25
Net income (loss) per share (diluted)...    $    (0.16)     $    (0.07)   $     0.20    $     0.23
Weighted average shares (basic).........     7,000,000       7,000,000     8,137,370     8,137,370
Weighted average shares (diluted).......     7,749,221       7,749,221     8,782,497     8,782,497


                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL     ADJUSTED(4)
                                                              --------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 28,039     $ 72,095
Working capital.............................................    30,375       74,431
Total assets................................................    65,471      109,527
Current portion of long-term debt...........................       610          610
Long-term debt, excluding current portion...................       373          373
Shareholders' equity........................................    48,766       92,822


---------------

(1) The Company was incorporated April 28, 1995 and commenced operations July 1, 1995.

(2) Includes $3.0 million of purchased research and development expenses relating to the SDS Acquisition, $3.9 million of deferred compensation expense relating to the grant of stock options to executive officers and $1.6 million of other income attributable to the gain on sale of Applied Quoting Systems, Inc. ("AQS"), a wholly-owned subsidiary of the Company. Excluding the effect of such one-time items, historical operating expenses, operating income and net income would have been $49.1 million, $7.5 million and $5.1 million, respectively, and historical net income per share (basic) would have been $0.63 and historical net income per share (diluted) would have been $0.58; and pro forma operating expenses, operating income and net income would have been $53.9 million, $8.1 million and $5.4 million, respectively, and pro forma net income per share (basic) would have been $0.67 and pro forma net income per share (diluted) would have been $0.62.

(3) Unaudited pro forma condensed statement of operations data for the year ended December 31, 1997 reflects: (i) the acquisition of SDS using the purchase method of accounting as if the SDS Acquisition, which occurred on March 12, 1997, had occurred on January 1, 1997 and (ii) the results of operations of the Company as if the Company had operated on an independent basis separate from Millers Mutual since January 1, 1997. See the Company's Pro Forma Condensed Statement of Operations (Unaudited).

(4) Adjusted to reflect: (i) the sale by the Company of 1,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and
     (ii) the application by the Company of its estimated net proceeds therefrom. See "Use of Proceeds."


                           FORWARD-LOOKING STATEMENTS


     All statements other than statements of historical fact included in this Prospectus, including without limitation statements under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as those disclosed under "Risk Factors," including but not limited to difficulties associated with growth, the Company's dependence on major customers and limited operating history, technological change, competitive factors and pricing pressures, product development risks, changes in legal and regulatory requirements and general economic conditions. Such statements reflect the current views of the Company's management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

                                  RISK FACTORS

     The following factors, which may affect the Company's current position and future prospects, should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

ABILITY TO GROW AND EXPAND SERVICES

     The Company has grown rapidly since its formation. The Company's growth strategy depends on its ability to increase its share of the policy and claims administration market and expand sales of its software and software services through the enhancement of existing products, development of new services and products and the marketing of its services and products. There can be no assurance that the Company will have the financial, managerial, administrative, marketing or other resources necessary to achieve these objectives.

     The success of the Company depends in large part on its ability to attract and retain highly-skilled managerial, sales and marketing personnel. In addition, the Company believes it will need to hire additional technical personnel to enhance and develop its services and products. Competition for such personnel is intense, and should the Company be unable to hire the necessary personnel, the development and sale of new or enhanced services and products would likely be delayed or prevented. There can be no assurance that the Company will be able to attract, integrate and retain skilled personnel, manage its infrastructure or overcome other difficulties associated with growth. If the Company were to encounter difficulties in implementing the expansion or development of its services and products, or in attracting, integrating and retaining its personnel, such difficulties could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- The INSpire Strategy" and "Management."

DEPENDENCE ON MAJOR CUSTOMERS


     The Company derives a substantial portion of its revenues from outsourcing services provided to a few large customers, including Millers Mutual and its subsidiary, The Millers Casualty Insurance Company ("Millers Casualty," and collectively with Millers Mutual, the "Millers Group"), Clarendon National Insurance Company ("Clarendon"), and Interco, Inc. ("Interco"). The terms of the contracts with the Millers Group expire in 2000 and automatically renew for successive one-year periods if neither party terminates them. The Company provides services to Clarendon through contracts with various subsidiaries of E.W. Blanch Holdings Company, Inc. (collectively, "Blanch"), each of which is a managing general agent of Clarendon. The Blanch contracts expire in 1999 and automatically renew for an additional three years if neither party terminates them. Blanch may terminate these contracts at any time without cause upon payment of a specified termination fee. These contracts will also terminate if the contracts between Blanch and Clarendon are terminated for any reason other than a breach by Blanch. Pursuant to a contract with HOW Insurance Company, Home Warranty Corporation and Home Owners Warranty Corporation (collectively, "HOW"), the Company provides services to Interco, which administers such contract on behalf of the State Corporation Commission of the Commonwealth of Virginia (the "Virginia Commission"), which is a receiver of and acts on behalf of HOW. The Virginia Commission may terminate this contract at any time without cause upon the payment of a specified termination fee. The Millers Group, Clarendon, and Interco accounted for approximately 32%, 16% and 7%, respectively, of the Company's historical revenues in 1997 and 29%, 14% and 6%, respectively, of the Company's pro forma revenues in 1997. The Millers Group, Clarendon and Interco accounted for approximately 68%, 8% and 21%, respectively, of the Company's historical revenues in 1996. Any loss of or material decrease in the business from any of these customers could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Customers."


TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT RISKS

     The markets in which the Company competes are increasingly characterized by rapid technological change. The introduction of competing services or products incorporating new technologies could render some or all of the Company's services and products obsolete or unmarketable. The Company believes that its future success depends on its ability to enhance its services and develop new products that address the increasingly sophisticated needs of its customers. As a result, the Company has expended substantial resources for the enhancement of its services and for product development and intends to continue to do so. The development of new or enhanced services or products results in expenditures and capital costs that may not be recovered if the service or product is unsuccessful. Development projects can be lengthy and subject to changing market requirements and unforeseen costs and delays. The failure of the Company to develop and introduce new or enhanced services or products in a timely and cost-effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Product Development."

COMPETITION

     The markets for policy and claims administration services and products are highly competitive. The Company competes in the following markets serving the P&C insurance industry: (i) outsourcing of policy administration, (ii) outsourcing of claims administration, (iii) outsourcing of IT services and (iv) software and software services.

     The policy administration and IT services outsourcing markets are dominated by a few large companies, including Policy Management Systems Corporation ("PMSC"). The Company competes for these outsourcing customers on the basis of customer service, performance, product features and price. The claims administration outsourcing market is highly fragmented, with competition from a large number of claims administration companies of varying size as well as independent contractors. Competition in the claims administration outsourcing market is principally price driven. Two of the larger competitors in this market are Lindsey Morden Claim Services Inc. and Crawford & Company, Inc. The Company competes for software customers on the basis of customer service, performance, product features, ability to tailor products and services to specific customer requirements, timely delivery and price. Competitors include PMSC, Computer Sciences Corporation, The Freedom Group, Inc. and The Wheatley Group, Ltd.

     The Company believes, however, that its most significant competition for outsourcing services and software sales comes from policy and claims administration and information systems development performed in-house by insurance companies. Insurers that fulfill some or all of their policy and claims administration needs in-house typically have made a significant investment in their information processing systems and may be less likely to utilize the Company's services. In addition, insurance company personnel have a vested interest in maintaining these responsibilities in-house.

     Many of the Company's competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company, including name recognition with current and potential customers. As a result, these competitors may devote more resources to the development, promotion and sale of their services or products than the Company and respond more quickly to emerging technologies and changes in customer requirements. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to increase the ability of their services and products to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operations. See "Business -- Competition."

BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS

     The Company expects to use the net proceeds from this offering for working capital and other general corporate purposes, including possible acquisitions. The Company's management will have broad discretion to allocate the net proceeds of this offering, and the amounts actually expended for specific purposes may vary significantly depending on a number of factors, including the amount of future revenues, the amount of cash generated or used by the Company's operations and the availability of suitable acquisitions. Shareholders of the Company will not have the opportunity to review or vote upon any potential acquisition. See "Use of Proceeds."

ACQUISITION RISKS

     The Company completed the SDS Acquisition on March 12, 1997 and intends to pursue acquisitions of other complementary businesses. There can be no assurance, however, that the Company will be able to completely integrate the operations of SDS within its own operations. Similarly, there can be no assurance that the Company will be able to consummate or successfully integrate future acquisitions. Acquisitions involve significant risks, including: (i) the diversion of management's time and attention to the negotiation of the acquisition and to the assimilation of the businesses acquired, (ii) the need to modify financial and other systems and add management resources, (iii) the potential liabilities of the acquired business, (iv) unforeseen difficulties in the acquired operations, (v) the possible adverse short-term effects on the Company's results of operations and (vi) the financial reporting effects of the amortization of goodwill and other intangible assets. Furthermore, there can be no assurance that SDS, or any business acquired in the future, will achieve acceptable levels of revenue and profitability or otherwise perform as expected. Currently, the Company has no arrangements or understandings with any party with respect to any future acquisition. The Company, however, continues to monitor potential acquisition opportunities. See "SDS Acquisition" and "Business -- The INSpire Strategy."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; VOLATILITY OF TRADING PRICE

     The Company may experience significant quarter-to-quarter fluctuations in its results of operations. Quarterly results of operations may fluctuate as a result of a number of factors, including the introduction of new or enhanced services and products by the Company or its competitors, customer acceptance or rejection of new services and products, product development expenses, the timing of large scale catastrophes, the volume of usage of the Company's services and products, competitive conditions in its industry, general economic conditions and the level of selling, general and administrative expenses. Many of these factors are beyond the Company's control.

     The sales cycles for the Company's services and products are lengthy (generally between three and twelve months for outsourcing services and six and twelve months for software and software services) and subject to a number of factors beyond the Company's control. Customer decisions to enter into new license agreements may be significantly affected by their decisions to replace current systems. In addition, demand for the Company's claims administration services fluctuates greatly depending on the concentration of large scale catastrophes, such as hurricanes. For these and other reasons, the revenues of the Company are difficult to forecast, and the Company believes that period-to-period comparisons of results of operations are not necessarily meaningful or indicative of the results that the Company may achieve for any subsequent quarter or fiscal year. Therefore, past operating results should not be considered a reliable indicator of future performance.

     The trading price of the Common Stock could fluctuate widely in response to variations in the Company's quarterly operating results, changes in earnings estimates by securities analysts, changes in the Company's business and changes in general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have significantly affected the trading prices of the securities of many emerging growth companies without regard to their specific operating performance. Such market fluctuations could have a material adverse effect on the trading price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire."

LIMITED OPERATING HISTORY AND NET LOSSES

     The Company has a limited operating history in the P&C insurance outsourcing business and only three significant outsourcing customers, one of which is Millers Mutual. In addition, the Company recently acquired SDS in March 1997. Although SDS had a significant operating history as a provider of software and software services to the P&C insurance industry, the Company has very little history conducting its operations on a consolidated basis. The Company continues to integrate the SDS operations into the Company's financial, managerial, administrative and marketing functions. In addition, certain of the Company's senior management personnel recently joined the Company. There can be no assurance that the Company will be successful in implementing its long-term operating strategy. Prior to the SDS Acquisition, the Company's operations did not generate net income for any year. The Company had net losses of $1.3 million for the period from inception through December 31, 1995 and $515,000 for the year ended December 31, 1996. The Company had net income of $1.7 million for the year ended December 31, 1997. There can be no assurance that the Company will be able to maintain revenue growth or that the Company will not sustain net losses in the future. See "SDS Acquisition," "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire" and "Management."

CONTROL BY EXISTING SHAREHOLDER; CONFLICTS OF INTEREST


     Prior to this offering, Millers Mutual owned approximately 37.7% of the outstanding shares of Common Stock. After this offering, Millers Mutual will beneficially own 27.0% of the outstanding shares of Common Stock (26.0% if the Underwriters' over-allotment option is exercised in full). As the Company's largest shareholder, Millers Mutual is likely to be able to maintain effective control of the Company, including the ability to elect a majority of the Board of Directors, after this offering. The ownership by Millers Mutual of shares of Common Stock after this offering may discourage or prevent unsolicited mergers, acquisitions, tender offers, proxy contests or changes of incumbent management, even when shareholders other than Millers Mutual consider such a transaction or event to be in their best interest. Accordingly, holders of Common Stock may be deprived of an opportunity to sell their shares at a premium over the trading price of the shares.


     Until recently, F. George Dunham, III, the Company's President, Chief Executive Officer and Chairman of the Board, also served as President and Chief Executive Officer of each of Millers Mutual and Millers Casualty. On June 18, 1997, Mr. Dunham resigned from those positions with Millers Mutual and Millers Casualty. However, Mr. Dunham serves as Vice Chairman of the Board of Directors of each of Millers Mutual and Millers Casualty, and his father, Frank G. Dunham, Jr., serves as Chairman of the Board and Chief Executive Officer of each of Millers Mutual and Millers Casualty. In addition, the Company will continue to have a variety of contractual relationships with Millers Mutual and Millers Casualty, including a benefits administration agreement pursuant to which the Company provides certain benefits administration services to Millers Mutual and certain contracts pursuant to which the Company provides policy and claims administration services to Millers Mutual and Millers Casualty. As the interests of the Company and the Millers Group will differ, Mr. Dunham will face certain conflicts of interest. See "Principal and Selling Shareholders" and "Certain Transactions."

DEPENDENCE ON KEY PERSONNEL

     The Company's continued success will depend largely on the efforts and abilities of its executive officers, including F. George Dunham, III, the President and Chief Executive Officer of the Company, and certain key technical, managerial and sales employees. The loss of Mr. Dunham's services, or the services of any of the Company's other key employees, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has an employment agreement with Mr. Dunham that terminates in 2000. There can be no assurance that the Company will be successful in retaining its key personnel. See "Business -- Competition" and "-- Employees" and "Management."

RELIANCE ON INFORMATION PROCESSING SYSTEMS

     The Company's outsourcing services depend on its ability to store, retrieve, process and manage significant databases, and expand and upgrade periodically its information processing capabilities. The Company's principal computer equipment and software systems are maintained at the Company's facilities in Fort Worth, Texas and Sheboygan, Wisconsin. Interruption or loss of the Company's information processing capabilities through loss of stored data, breakdown or malfunctioning of computer equipment and software systems, telecommunications failure or damage caused by fire, tornadoes, lightning, electrical power outage or other disruption could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company maintains business interruption insurance with an aggregate limit of $5.0 million per occurrence, and has entered into an agreement with International Business Machines,

Inc. to provide disaster recovery services, if needed, there can be no assurance that such insurance or services will continue to be available at reasonable prices, cover all such losses or compensate the Company for the possible loss of customers occurring during any period that the Company is unable to provide services. See "Business -- Customer Support and Operations."

DEPENDENCE ON PROPRIETARY RIGHTS AND RISKS OF INFRINGEMENT

     The Company regards the technology underlying its services and products as proprietary. The Company has no registered copyrights or trademarks and relies primarily on a combination of intellectual property laws, confidentiality agreements and contractual provisions to protect its proprietary rights. Trade secret and copyright laws afford the Company limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's software or obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's software is difficult. There can be no assurance that the obligations to maintain the confidentiality of the Company's proprietary information (including software source code) will prevent disclosure of such information or that the Company's proprietary information will not be independently developed by the Company's competitors. Litigation may be necessary for the Company to defend against claims of infringement or protect its intellectual property rights, which could result in substantial costs to the Company and diversion of management's efforts. There can be no assurance that the Company would prevail in any such litigation. The absence of federal or state registrations for its intellectual property could be detrimental to the Company in any infringement litigation or other disputes regarding intellectual property. The inability of the Company to protect its proprietary rights could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is unaware of any claim that its software, trademarks or other proprietary rights infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future. Any such claims, with or without merit, could require the expenditure of significant time and money to defend, require the Company to enter into royalty and/or license agreements or require the Company to cease the alleged infringing activities. The failure to obtain such royalty or license agreements, if required, and the Company's involvement in such litigation could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that, to the extent the Company relies on licenses of software or other technology from third parties, the Company will be able to maintain or renew such licenses. See "Business -- Intellectual Property."

RISKS OF SOFTWARE DEFECTS

     The sale and support of software by the Company entails the risks of product liability and warranty claims, which could be substantial. Software products may contain errors or defects, especially when first introduced or when new versions or enhancements are released. Any such defects in the Company's software products could result in loss of revenues or delay market acceptance of new products, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to product liability or warranty claims. These limitation of liability provisions, however, may be ineffective because of existing or future federal, state or local laws or unfavorable judicial decisions.

     In February 1997, a lawsuit was filed against SDS by a customer claiming damages in excess of $1.3 million. The customer alleges that the software sold to such customer does not meet required specifications. The Company and the former shareholders of SDS placed $1.5 million of the SDS purchase price in an escrow account pending resolution of such claim. No assurance can be given with respect to the outcome of this lawsuit, including whether the amount of any judgment or settlement will exceed the escrowed funds and require the Company to pay the amount of the excess. A successful product liability or warranty claim against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "SDS Acquisition" and "Business -- Product Development," "-- Intellectual Property" and "-- Legal Proceedings."

YEAR 2000 ISSUES


     There is significant uncertainty regarding the impact of Year 2000 issues, which arise when computer systems do not properly recognize date sensitive information beyond December 31, 1999, thereby generating erroneous data or failing altogether. The Company believes that the computer equipment and software used and sold by the Company will function properly with respect to dates in the Year 2000 and thereafter. However, third parties that have relationships with the Company, including suppliers, customers and creditors, may experience significant Year 2000 issues. These issues may have a serious adverse impact on the operations of such third parties, including a shut-down of operations for a period of time, which may, in turn, have a material adverse effect on the Company's business, financial condition and results of operations. In addition, competitors, other software companies and other third parties may experience significant Year 2000 issues and, as a result, seek to hire the Company's programmers and other software-related personnel at higher salaries to address these issues. Loss of certain employees or a significant number of employees could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire -- Year 2000 Issues."


GOVERNMENT REGULATION

     The P&C insurance industry is subject to extensive regulation by state governments. Certain aspects of the Company's business are affected by such regulations, requiring the Company to periodically update its software to reflect changes in regulations. In addition, changes in regulations that adversely affect the Company's existing and potential customers could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company's services and products are not directly subject to insurance regulations in the states where the Company currently provides them, the Company's outsourcing services may be subject to insurance regulations in states where the Company may do business in the future. Such regulations could require the Company to obtain a license as a managing general agent or third party administrator. No assurance can be given with respect to the extent to which the Company may become subject to regulation in the future, the ability of the Company to comply with any such regulation or the cost of compliance. See "Business."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock in the open market after this offering could adversely affect the trading price of the Common Stock. Immediately after this offering Millers Mutual will hold 3,216,250 shares, representing 27.0% of the outstanding shares of Common Stock (26.0% if the Underwriters' over-allotment option is exercised in full). A decision by Millers Mutual to sell shares of Common Stock could adversely affect the trading price of the Common Stock. Upon consummation of this offering, the Company will have 11,892,396 shares of Common Stock outstanding (12,192,396 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, all shares sold in this offering (other than those sold to affiliates of the Company) will be freely tradeable. Of the remaining 9,592,396 shares, 6,376,146 shares are freely transferable and 3,216,250 shares may not be sold unless the sale is registered under the Securities Act, or an exemption from registration is available, including the exemption provided by Rule 144 under the Securities Act. Also, the shares of Common Stock held by the Selling Shareholders and certain directors and officers of the Company are subject to lock-up agreements with the Underwriters. Such lock-up agreements restrict transfers of such shares without the written consent of Raymond James & Associates, Inc. until 90 days after the date of this Prospectus, except that the Company may issue shares of Common Stock under the Stock Purchase Plan and upon exercise of options outstanding under the Stock Option Plan and the Director Plan and may grant additional options under the Stock Option Plan and the Director Plan, provided that without the prior written consent of Raymond James & Associates, Inc., such additional options shall not be exercisable during such period. After such 90-day period expires, all 3,216,250 unregistered shares held by Millers Mutual will be eligible for sale pursuant to Rule 144 under the Securities Act. In addition, upon consummation of this offering, 2,048,854 shares of Common Stock will be reserved for issuance under the Stock Option Plan, 1,825,667 of which will be issuable upon exercise of outstanding options, including options to purchase 654,938 shares exercisable immediately after this offering or that will become exercisable within 90 days after this offering, and 50,000 shares of Common Stock will be reserved for issuance under the Director Plan, 7,500 of which will be issuable upon exercise of options that will be outstanding and fully vested immediately after this offering. Such shares issuable upon the exercise of options within 90 days after this offering are subject to the lock-up agreements to the extent described above. Also upon consummation of this offering, an additional 418,760 shares will be reserved for issuance to employees of the Company upon their purchase pursuant to the Stock Purchase Plan. The Company has registered on Form S-8 under the Securities Act the offering and sale of Common Stock issuable under the Stock Option Plan, the Director Plan and the Stock Purchase Plan. An amendment to the Stock Option Plan to increase the maximum number of shares of Common Stock issuable upon exercise of options from 2,250,000 to 3,000,000 shares has been approved by the Board of Directors and will be submitted to the shareholders of the Company for approval at the annual meeting of shareholders to be held April 21, 1998. See
"Management -- Stock Option Plan," "-- Director Stock Option Plan," and
"-- Employee Stock Purchase Plan."


ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of the Company's Restated Articles of Incorporation (the "Restated Articles"), the Company's Bylaws (the "Bylaws") and the Texas Business Corporation Act ("TBCA") may have the effect of discouraging unsolicited proposals for acquisition of the Company. The Restated Articles and the Bylaws divide the Board of Directors into three classes serving staggered three-year terms. Pursuant to the Restated Articles, shares of preferred stock may be issued by the Company in the future without shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any such preferred stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging a third party's acquisition of a majority of the Common Stock. The Company has no present plans to issue any shares of preferred stock. In addition, the Company has adopted a shareholder rights plan that could further discourage attempts to acquire control of the Company. Finally, the TBCA restricts certain business combinations with any "affiliated shareholder," as defined therein and provides that directors serving on staggered boards of directors may be removed only for cause unless the articles of incorporation otherwise provide. The Company's Restated Articles do not otherwise so provide. See "Description of Capital Stock -- Anti-Takeover Considerations" and
"-- Preferred Stock."

POSSIBLE DILUTIVE EFFECT OF ISSUANCE OF ADDITIONAL SHARES


     After this offering, the Company will have an aggregate of approximately 35,589,990 shares of Common Stock authorized but unissued and not reserved for specific purposes. All of such shares may be issued without any action or approval by the Company's shareholders. Any shares issued would further dilute the percentage ownership of the Company held by the investors in this offering. After this offering, reserved shares of Common Stock will include (i) 2,048,854 shares of Common Stock under the Stock Option Plan, (ii) 50,000 shares of Common Stock under the Director Plan, and (iii) 418,760 shares of Common Stock under the Stock Purchase Plan. In addition, an amendment to the Stock Option Plan to increase the maximum number of shares of Common Stock issuable upon exercise of options from 2,250,000 to 3,000,000 shares has been approved by the Board of Directors and will be submitted to the shareholders of the Company for approval at the annual meeting of shareholders to be held April 21, 1998. The terms on which the Company could obtain additional capital as a result of the Stock Option Plan, Director Plan and Stock Purchase Plan may be adversely affected because of such potential dilution and because the holders of the options issued under the Stock Option Plan and the Director Plan might be expected to exercise them if the trading price of the Common Stock exceeds their exercise prices. See "Management -- Stock Option Plan," "-- Director Stock Option Plan," "-- Stock Purchase Plan" and "Description of Capital Stock."


LIMITATIONS ON PERSONAL LIABILITY OF DIRECTORS

     The Restated Articles and Bylaws contain provisions that reduce the potential personal liability of directors for certain monetary damages and provide for indemnity of directors and other persons. The

Company is unaware of any pending or threatened litigation against the Company or its directors that would result in any liability for which a director would seek indemnification or similar protection. The Company also maintains officers and directors liability insurance and has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) reasonably incurred in connection with either the investigation, defense or appeal of a covered legal proceeding, including amounts paid in settlement by or on behalf of an indemnitee thereunder. See "Management -- Employment and Indemnification Agreements" and "Description of Capital Stock -- Special Provisions of the Restated Articles, the Bylaws and Texas Law."

NO DIVIDENDS

     The Company has never paid cash dividends on its stock and has no plans to do so in the foreseeable future. The Company intends to retain earnings, if any, to fund growth. See "Dividend Policy."

                                SDS ACQUISITION

     On March 12, 1997, the Company acquired all of the capital stock of Strategic Data Systems, Inc., a Wisconsin corporation, for $18.0 million in cash. Of this amount, $2.5 million remains in escrow to secure certain indemnification obligations of the former SDS shareholders. The SDS Acquisition was financed with a $7.5 million loan from NationsBank of Texas, N.A. ("NationsBank") and a capital contribution of $10.5 million from Millers Mutual. The Company repaid the loan from NationsBank in September 1997 with a portion of its net proceeds from the Company's initial public offering. SDS was merged into the Company in July 1997. See "Business -- Legal Proceedings."

     SDS began operations in 1981 as a provider of software and software services to the P&C insurance industry. SDS's revenues and net income were $23.7 million and $698,000, respectively, in 1996 and $5.4 million and $231,000, respectively, for the period from January 1, 1997 through March 11, 1997. SDS's founder and Chief Executive Officer, Stuart H. Warrington, and its President, Robert K. Agazzi, became executive officers of the Company. See
"Management -- Executive Officers and Directors" and "-- Consulting Agreement."

     The software acquired by the Company through the SDS Acquisition includes policy and claims administration systems, as well as software that increases the productivity of insurers by automating functions such as workflow management, underwriting rules and guidelines, document production and rating algorithms. Through the SDS Acquisition, the Company gained the ability to provide additional software services, including installation, customization, conversion and maintenance of the SDS systems to meet customer specifications.

     Prior to the SDS Acquisition, the Company's operations were focused solely on providing outsourcing services to the P&C insurance industry. Millers Mutual has utilized SDS software since 1993. The SDS Acquisition allows the Company to offer a comprehensive choice of solutions, including software systems and services, to satisfy the needs of customers that choose to retain some or all of their processing capabilities in-house. These software systems and services also enhance the quality of the Company's outsourcing services. The Company believes that utilization of the experienced sales and marketing personnel of SDS and access to the SDS customer base will facilitate cross-selling opportunities and expansion of the Company's outsourcing services.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company will be approximately $44.1 million (approximately $52.9 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes, including working capital, product development and possible acquisitions. The Company has no present commitments or understandings with respect to the acquisition of any business, although the Company continues to monitor potential acquisition opportunities. Pending such uses, the Company intends to invest the net proceeds in short-term, investment grade, interest bearing securities.


     The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Shareholders. The net proceeds to be received by the Selling Shareholders from the sale of the 800,000 shares offered by the Selling Shareholders will be approximately $23.5 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Selling Shareholders. See "Principal and Selling Shareholders."


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on the Common Stock. The Company intends to retain any future earnings to fund growth and does not anticipate paying any cash dividends in the foreseeable future. Under the terms of a bank credit facility with NationsBank (the "NationsBank Facility"), the Company cannot declare or pay any dividends or return any capital to its shareholders or authorize or make any other distribution, payment or delivery of property or cash to its shareholders as such without the prior written consent of NationsBank.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on the Nasdaq National Market under the trading symbol NSPR. The following table sets forth the high and low closing sales price as reported by the Nasdaq National Market for the Common Stock for the periods indicated. On August 22, 1997, the Company completed an initial public offering of the Common Stock at an initial price to public of $12.00 per share.


                       QUARTER ENDED                           HIGH        LOW
                       -------------                          -------    -------
September 30, 1997..........................................  $18.750    $16.625
December 31, 1997...........................................  $20.875    $17.250
March 31, 1998 (through March 26, 1998).....................  $34.250    $19.750



     The closing sale price on March 26, 1998 was $32.25 per share. As of March 2, 1998, there were approximately 13 record holders and 2,800 beneficial holders of the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and as adjusted to reflect: (i) the sale by the Company of 1,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and (ii) the application of the estimated net proceeds therefrom.



                                                                DECEMBER 31, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt...........................  $   610      $   610
Long-term debt, excluding current portion...................      373          373
Shareholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized, none issued and outstanding................       --           --
  Common stock, $0.01 par value; 50,000,000 shares
     authorized, 10,191,250 shares issued and outstanding
     and 11,691,250 shares issued and outstanding as
     adjusted(1)(2).........................................      102          117
  Additional paid-in capital................................   48,725       92,766
  Accumulated deficit.......................................      (61)         (61)
                                                              -------      -------
     Total shareholders' equity.............................   48,766       92,822
                                                              -------      -------
          Total capitalization..............................  $49,749      $93,805
                                                              =======      =======


---------------

(1) Excludes as of December 31, 1997, (a) 2,250,000 shares reserved for issuance under the Stock Option Plan, pursuant to which options covering 1,991,479 shares are outstanding at a weighted average exercise price of $7.57 per share, (b) 50,000 shares reserved for issuance under the Director Plan, pursuant to which options covering 7,500 shares are outstanding at an exercise price of $12.00 per share, and (c) 418,760 shares reserved for issuance under the Stock Purchase Plan.


(2) Excludes immediately following this offering, (a) 2,048,854 shares reserved for issuance under the Stock Option Plan, pursuant to which options covering 1,825,667 shares will be outstanding at a weighted average exercise price of $9.24 per share, (b) 50,000 shares reserved for issuance under the Director Plan, pursuant to which options covering 7,500 shares will be outstanding at an exercise price of $12.00 per share, and (c) 418,760 shares reserved for issuance under the Stock Purchase Plan.

                       SELECTED FINANCIAL DATA OF INSPIRE
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The selected financial data of the Company presented below as of December 31, 1995, 1996 and 1997, and for the period April 28, 1995 through December 31, 1995 and the years ended December 31, 1996 and 1997 have been derived from the audited financial statements of the Company. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire," the Company's Financial Statements and the Company's Pro Forma Condensed Statement of Operations (Unaudited). The results of operations presented below are not necessarily indicative of the results of operations that may be achieved in the future.


                                              PERIOD
                                             APRIL 28,
                                               1995                YEAR ENDED DECEMBER 31,
                                              THROUGH       --------------------------------------
                                           DECEMBER 31,                                 PRO FORMA
                                              1995(1)          1996        1997(2)      1997(2)(3)
                                           -------------    ----------    ----------    ----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Outsourcing services.................     $    3,907      $   13,653    $   32,458    $   32,458
  Software and software services.......             --              --        21,101        25,941
  Other................................             --              --         3,010         3,582
                                            ----------      ----------    ----------    ----------
          Total revenues...............          3,907          13,653        56,569        61,981
                                            ----------      ----------    ----------    ----------
Expenses:
  Cost of outsourcing services.........          4,885          10,543        20,798        20,798
  Cost of software and software
     services..........................             --              --        10,681        15,041
  Cost of other revenues...............             --              --         2,413         2,797
  Selling, general and
     administrative....................             --              --         8,714         9,060
  Research and development.............             --              --         1,190         1,455
  Depreciation and amortization........             33             787         4,001         4,588
  Purchased research and development...             --              --         3,000         3,000
  Deferred compensation................             --              --         3,949         3,949
  Management fees to shareholder.......            600           3,100         1,290           180
                                            ----------      ----------    ----------    ----------
          Total expenses...............          5,518          14,430        56,036        60,868
                                            ----------      ----------    ----------    ----------
Operating income (loss)................         (1,611)           (777)          533         1,113
Other income (expense).................             --              (2)        1,984         1,924
                                            ----------      ----------    ----------    ----------
Income (loss) before income tax........         (1,611)           (779)        2,517         3,037
Income tax benefit (expense)...........            349             264          (801)       (1,005)
                                            ----------      ----------    ----------    ----------
Net income (loss)......................     $   (1,262)     $     (515)   $    1,716    $    2,032
                                            ==========      ==========    ==========    ==========
Net income (loss) per share (basic)....     $    (0.18)     $    (0.07)   $     0.21    $     0.25
                                            ==========      ==========    ==========    ==========
Net income (loss) per share
  (diluted)............................     $    (0.16)     $    (0.07)   $     0.20    $     0.23
                                            ==========      ==========    ==========    ==========
Weighted average shares (basic)........      7,000,000       7,000,000     8,137,370     8,137,370
Weighted average shares (diluted)......      7,749,221       7,749,221     8,782,497     8,782,497


                          See notes on following page.

                                                       DECEMBER 31,         DECEMBER 31, 1997
                                                     -----------------    ----------------------
                                                                                         AS
                                                      1995      1996      ACTUAL     ADJUSTED(4)
                                                     -------   -------    -------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $    22   $   363    $28,039     $ 72,095
Working capital....................................   (1,072)   (2,550)    30,375       74,431
Total assets.......................................    2,817     5,232     65,471      109,527
Current portion of long-term debt..................       --     2,500        610          610
Due to shareholder.................................    1,569       996         --           --
Long-term debt, excluding current portion..........       --        --        373          373
Shareholders' equity...............................    1,121       606     48,766       92,822


---------------

(1) The Company was incorporated April 28, 1995 and commenced operations July 1, 1995.

(2) Represents $3.0 million of purchased research and development expenses relating to the SDS Acquisition, $3.9 million of deferred compensation expense relating to the grant of stock options to executive officers and $1.6 million of other income attributable to the gain on sale of AQS. Excluding the effect of such one-time items, historical operating expenses, operating income and net income would have been $49.1 million, $7.5 million and $5.1 million, respectively, and historical net income per share (basic) would have been $0.63 and historical net income per share (diluted) would have been $0.58; and pro forma operating expenses, operating income and net income would have been $53.9 million, $8.1 million and $5.4 million, respectively, and pro forma net income per share (basic) would have been $0.67 and pro forma net income per share (diluted) would have been $0.62.

(3) Unaudited pro forma condensed statement of operations data for the year ended December 31, 1997 reflects: (i) the acquisition of SDS using the purchase method of accounting as if the SDS Acquisition, which occurred on March 12, 1997, had occurred on January 1, 1997 and (ii) the results of operations of the Company as if the Company had operated on an independent basis separate from Millers Mutual since January 1, 1997. See the Company's Pro Forma Condensed Statement of Operations (Unaudited).


(4) Adjusted to reflect: (i) the sale by the Company of 1,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and
     (ii) the application by the Company of its estimated net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INSPIRE

OVERVIEW

     The Company's revenues are derived principally from (i) outsourcing services and (ii) software and software services. Revenues from outsourcing services are derived from policy administration services, claims administration services and IT services. Revenues from software and software services are derived from contracts that grant customers a license to use the Company's software products and contracts that provide for installation, customization, enhancement, conversion and maintenance services. Other revenues principally represent hardware sold in connection with software installations.

     Revenues from outsourcing services are recognized as services are rendered. The Company is typically paid a percentage of premiums for policy administration services, a percentage of premiums or claims paid for claims administration services and a percentage of premiums subject to a minimum fee for IT services. Outsourcing services contracts generally are for terms of two to five years. Due to the ongoing nature of these services and the length of the terms of the service contracts, outsourcing services generate recurring revenues. Initial installations of software systems generally include a one-time license fee and a contract for the installation and customization of the system to meet the customer's specifications, which the Company bills at an hourly rate. Amounts charged for the initial license and the installation and customization of systems are recognized as revenue during the installation period in proportion to the hours expended for installation compared to the total hours projected for installation. In other instances, revenues are recognized based on performance milestones specified in the contract. The Company recognizes the annual fee charged for maintenance of the customer's system as revenue as hours are expended over the maintenance contract period. Revenues from computer hardware and equipment sales, included in other revenues, are recognized when the Company receives notification that the equipment has been shipped by the manufacturer and title has passed to the customer. Changes in estimates of percentage of completion or losses, if any, associated with outsourcing or software services are recognized in the period in which they are determined. Unearned revenues consist of billings to customers in advance of revenues recognized on such services. Unbilled receivables consist of revenues recognized in advance of billings due to timing differences related to billing schedules specified in contracts.

     The Company incurs research and development costs that relate primarily to the development of new products and major enhancements to existing services and products. Research and development costs are comprised primarily of salaries. The Company expenses or capitalizes, as appropriate, these research and development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." All research and development costs incurred prior to the time management believes a project has reached "technological feasibility" are expensed. Software production costs incurred subsequent to reaching technological feasibility are capitalized, if material, and reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized over the expected service life of the related software, generally five to seven years, using the straight-line method. The cost and related accumulated amortization of projects are written off as they become fully amortized.

     Prior to the Company's initial public offering, Millers Mutual, the Company and the other subsidiaries of Millers Mutual were parties to a Consolidated Federal Income Tax Allocation Agreement, effective as of January 1, 1994 (as amended, the "Tax Allocation Agreement"). Under the Tax Allocation Agreement, Millers Mutual was required to pay the Company an amount equal to any decrease in the income taxes otherwise payable by the Millers Mutual consolidated tax group attributable to any net losses of the Company. Conversely, the Tax Allocation Agreement required the Company to pay to Millers Mutual the amount of any income taxes that the Company would have paid if it had not been included in the Millers Mutual consolidated tax group. Effective August 23, 1997, the Tax Allocation Agreement was terminated as it applied to the Company. The agreement to terminate the Company's participation in the Tax Allocation Agreement provides that the Company will indemnify the other members of the Millers Mutual consolidated tax group for any of the group's income taxes and related expenses attributable to the Company, and Millers Mutual will indemnify the Company for any income taxes and related expenses attributable to any members of the consolidated tax group other than the Company.

RECENT DEVELOPMENTS

     Purchase of SDS. On March 12, 1997 the Company acquired SDS for $18.0 million. The results of operations of SDS since March 12, 1997 are included in the results of operations of the Company. See "SDS Acquisition."


     Sale of Subsidiary. On September 15, 1997, the Company sold AQS for $2.5 million to Samuel J. Fleager, the former principal shareholder of AQS. The sale resulted in a gain of $1.6 million, which is included in other income in the Company's consolidated statements of operations for the year ended December 31, 1997. AQS sells the Applied Quoting Systems Module ("AQSM"), a DOS-based commercial lines policy administration system. AQSM automates commercial policy rating, issuance, renewals and mid-term policy changes. AQS's total revenues were $3.4 million for the period January 1, 1997 through September 15, 1997 and $4.1 million for the year ended December 31, 1996. On October 29, 1997, the Company entered into a five-year agreement with Cover-All Systems, Inc. ("Cover-All") to license Cover-All's commercial lines rating, policy issue and forms solutions for use in the Company's software products and services offerings. The Company calls this new product "ValueRate" and is currently integrating it with PCA and WPC (as hereinafter defined). See
"Business -- Services and Products."


RESULTS OF OPERATIONS

     The following table sets forth, with respect to the Company and for the periods indicated, the percentage of total revenues represented by certain revenue, expense and income items:

                                                         PERIOD
                                                     APRIL 28, 1995      YEAR ENDED DECEMBER 31,
                                                        THROUGH        ---------------------------
                                                      DECEMBER 31,                       PRO FORMA
                                                        1995(1)        1996     1997      1997(2)
                                                     --------------    -----    -----    ---------
Revenues:
  Outsourcing services.............................      100.0%        100.0%    57.4%      52.4%
  Software and software services...................         --            --     37.3       41.8
  Other............................................         --            --      5.3        5.8
                                                         -----         -----    -----      -----
          Total revenues...........................      100.0         100.0    100.0      100.0
                                                         -----         -----    -----      -----
Expenses:
  Cost of outsourcing services.....................      125.0          77.2     36.8       33.6
  Cost of software and software services...........         --            --     18.9       24.3
  Cost of other revenues...........................         --            --      4.3        4.5
  Selling, general and administrative..............         --            --     15.4       14.6
  Research and development.........................         --            --      2.1        2.3
  Depreciation and amortization....................        0.8           5.8      7.0        7.4
  Purchased research and development...............         --            --      5.3        4.8
  Deferred compensation............................         --            --      7.0        6.4
  Management fees to shareholder...................       15.4          22.7      2.3        0.3
                                                         -----         -----    -----      -----
          Total expenses...........................      141.2         105.7     99.1       98.2
                                                         -----         -----    -----      -----
Operating income (loss)............................      (41.2)         (5.7)     0.9        1.8
Other income (expense).............................         --            --      3.5        3.1
                                                         -----         -----    -----      -----
Income (loss) before income tax....................      (41.2)         (5.7)     4.4        4.9
Income tax benefit (expense).......................        8.9           1.9     (1.4)      (1.6)
                                                         -----         -----    -----      -----
Net income (loss)..................................      (32.3)%        (3.8)%    3.0%       3.3%
                                                         =====         =====    =====      =====

                          See notes on following page.

---------------

(1) The Company was incorporated April 28, 1995 and commenced operations July 1, 1995.

(2) Unaudited pro forma condensed statement of operations data for the year ended December 31, 1997 reflects: (i) the acquisition of SDS using the purchase method of accounting as if the SDS Acquisition, which occurred on March 12, 1997, had occurred on January 1, 1997 and (ii) the results of operations of the Company as if the Company had operated on an independent basis separate from Millers Mutual since January 1, 1997. See the Company's Pro Forma Condensed Statement of Operations (Unaudited).

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997 AND 1996 ON A HISTORICAL BASIS


     Revenues. The Company's total revenues were $56.6 million for the year ended December 31, 1997 compared to $13.7 million for the year ended December 31, 1996, an increase of $42.9 million or 313%. This increase is attributable primarily to (i) the SDS Acquisition and (ii) revenues from three significant outsourcing contracts entered into in mid-1996 under which the Company performed outsourcing services during all of 1997. These three contracts included a claims administration agreement with HOW and a policy administration agreement and a claims administration agreement with Blanch whereby services are provided to Clarendon. See "Business -- Customers."


     Cost of Revenues. Total cost of revenues was $33.9 million for the year ended December 31, 1997 compared to $10.5 million for the year ended December 31, 1996, an increase of $23.4 million or 223%, primarily as a result of (i) the SDS Acquisition and (ii) the costs associated with the performance of services under the three significant outsourcing contracts described above. Cost of revenues as a percentage of total revenues decreased to 60% for the year ended December 31, 1997 from 77% for the year ended December 31, 1996. This decrease was primarily a result of economies of scale associated with spreading certain fixed costs over a larger revenue base and lower personnel and equipment costs as a percentage of revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses, including management fees paid to shareholder, were $10.0 million for the year ended December 31, 1997 compared to $3.1 million for the year ended December 31, 1996, an increase of $6.9 million or 223%. This increase was primarily due to (i) the SDS Acquisition and (ii) additional staffing, office space and computer equipment and software required to expand the infrastructure to support the Company's growth. Selling, general and administrative expenses as a percentage of total revenues decreased to 18% for the year ended December 31, 1997 from 23% for the year ended December 31, 1996. This decrease was primarily a result of economies of scale associated with spreading certain fixed costs over a larger revenue base and lower personnel and equipment costs as a percentage of revenues.

     Research and Development. Research and development expense was $1.2 million for the year ended December 31, 1997, net of capitalized research and development costs of $819,000. This expense was comprised primarily of personnel, equipment and occupancy costs related to software development. Prior to the SDS Acquisition, the Company did not incur any significant research and development expenses.

     Depreciation and Amortization. Depreciation and amortization expense was $4.0 million for the year ended December 31, 1997 compared to $787,000 for the year ended December 31, 1996, an increase of $3.2 million or 408%. This increase is primarily attributable to (i) Millers Mutual's capital contribution of approximately $1.3 million in depreciable property and equipment to the Company in January 1997 and (ii) amortization of goodwill recorded in connection with the SDS Acquisition.

     Nonrecurring Expenses. In the purchase price allocation of the SDS Acquisition, $3.0 million was assigned to in-process research and development. This amount was charged to operations in March 1997. In addition, $3.9 million was charged to operations as deferred compensation associated with stock options granted to executive officers during 1997.

     Other Income. Other income for the year ended December 31, 1997 includes a $1.6 million gain on the sale of AQS. Interest income, attributable primarily to short-term investments purchased with unused proceeds from the Company's initial public offering, was $681,000 for the year ended December 31, 1997. During 1996 the Company did not have investments that earned interest income. Interest expense, attributable primarily to the NationsBank Facility, was approximately $348,000 for the year ended December 31, 1997. The Company did not have any interest-bearing debt during 1996.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 AND THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1995 ON A HISTORICAL BASIS


     Revenues. The Company's total revenues were $13.7 million for the year ended December 31, 1996 compared to $3.9 million for the period from inception through December 31, 1995, an increase of $9.8 million or 251%. This increase is attributable primarily to (i) the Company conducting twelve months of operations in 1996 compared to approximately six months in 1995 and (ii) revenues from the three significant outsourcing contracts entered into during 1996 under which the Company performed significantly more outsourcing services. These three contracts included a claims administration agreement with HOW and a policy administration agreement and a claims administration agreement with Blanch whereby services are provided to Clarendon.


     Cost of Revenues. Cost of revenues was $10.5 million for the year ended December 31, 1996 compared to $4.9 million for the period from inception through December 31, 1995, an increase of $5.6 million or 114%. This increase is attributable primarily to (i) the Company conducting twelve months of operations in 1996 compared to approximately six months in 1995 and (ii) personnel and other costs associated with the three significant outsourcing contracts described above. Cost of revenues as a percentage of total revenues decreased from 126% for the period from inception through December 31, 1995 to 77% for the year ended December 31, 1996. This decrease was primarily a result of economies of scale associated with spreading certain fixed costs over a larger revenue base and lower personnel costs as a percentage of revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $3.1 million for the year ended December 31, 1996 compared to $600,000 for the period from inception through December 31, 1995, an increase of $2.5 million or 417%. This increase is attributable primarily to the Company conducting twelve months of operations in 1996 compared to approximately six months in 1995.

     Depreciation and Amortization. Depreciation and amortization expense was $787,000 for the year ended December 31, 1996 compared to $33,000 for the period from inception through December 31, 1995, an increase of $754,000 or 2,285%. This increase is primarily attributable to Miller Mutual's capital contribution of approximately $2.4 million in depreciable property and equipment during the last six months of 1995 and the Company's purchase of approximately $1.8 million in depreciable property and equipment during 1996.

QUARTERLY RESULTS OF OPERATIONS ON A HISTORICAL BASIS

     The following table sets forth certain unaudited historical quarterly financial data for each of the eight consecutive quarters in fiscal 1996 and 1997. This information is derived from unaudited financial statements that include, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation when read in conjunction with the financial statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                      THREE MONTHS ENDED
                               ----------------------------------------------------------------
                               MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                 1996        1996          1996            1996        1997(1)
                               ---------   ---------   -------------   ------------   ---------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Outsourcing services.......  $  2,308    $   3,030     $   3,837      $   4,478     $  6,737
  Software and software
    services.................        --           --            --             --        1,079
  Other......................        --           --            --             --          375
                               ---------   ---------     ---------      ---------     ---------
        Total revenues.......     2,308        3,030         3,837          4,478        8,191
                               ---------   ---------     ---------      ---------     ---------
Expenses:
  Cost of outsourcing
    services.................     1,877        2,325         2,958          3,383        4,891
  Cost of software and
    software services........        --           --            --             --          740
  Cost of other revenues.....        --           --            --             --          182
  Selling, general and
    administrative...........        --           --            --             --          259
  Research and development...        --           --            --             --          126
  Depreciation and
    amortization.............       173          177           210            227          535
  Purchased research and
    development..............        --           --            --             --        3,000(2)
  Deferred compensation......        --           --            --             --        3,065(3)
  Management fees to
    shareholder..............       600          600           600          1,300          626
                               ---------   ---------     ---------      ---------     ---------
        Total expenses.......     2,650        3,102         3,768          4,910       13,424
                               ---------   ---------     ---------      ---------     ---------
Operating income (loss)......      (342)         (72)           69           (432)      (5,233)
Other income (expense).......        --           --            --             (2)         (51)
                               ---------   ---------     ---------      ---------     ---------
Income (loss) before income
  tax........................      (342)         (72)           69           (434)      (5,284)
Income tax benefit
  (expense)..................        71           70           (14)           137        1,789
                               ---------   ---------     ---------      ---------     ---------
Net income (loss)............  $   (271)   $      (2)    $      55      $    (297)    $ (3,495)
                               =========   =========     =========      =========     =========
Net income (loss) per share
  (basic)....................  $  (0.04)   $      --     $    0.01      $   (0.04)    $  (0.50)
                               =========   =========     =========      =========     =========
Net income (loss) per share
  (diluted)..................  $  (0.03)   $      --     $    0.01      $   (0.04)    $  (0.45)
                               =========   =========     =========      =========     =========
Weighted average shares
  (basic)....................  7,000,000   7,000,000     7,000,000      7,000,000     7,000,000
Weighted average shares
  (diluted)..................  7,749,221   7,749,221     7,749,221      7,749,221     7,749,221

                                          THREE MONTHS ENDED
                               ----------------------------------------
                               JUNE 30,    SEPTEMBER 30,   DECEMBER 31,
                                 1997          1997            1997
                               ---------   -------------   ------------
                                  (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Outsourcing services.......  $   7,658     $   8,178      $    9,885
  Software and software
    services.................      6,482         6,710           6,830
  Other......................        928           294           1,413
                               ---------     ---------      ----------
        Total revenues.......     15,068        15,182          18,128
                               ---------     ---------      ----------
Expenses:
  Cost of outsourcing
    services.................      5,207         5,066           5,634
  Cost of software and
    software services........      2,182         4,288           3,471
  Cost of other revenues.....        514           341           1,376
  Selling, general and
    administrative...........      3,169         2,180           3,106
  Research and development...        554           211             299
  Depreciation and
    amortization.............      1,160         1,122           1,184
  Purchased research and
    development..............         --            --              --
  Deferred compensation......        884(3)          --             --
  Management fees to
    shareholder..............        574            45              45
                               ---------     ---------      ----------
        Total expenses.......     14,244        13,253          15,115
                               ---------     ---------      ----------
Operating income (loss)......        824         1,929           3,013
Other income (expense).......       (108)        1,731(4)          412
                               ---------     ---------      ----------
Income (loss) before income
  tax........................        716         3,660           3,425
Income tax benefit
  (expense)..................        (77)       (1,204)         (1,309)
                               ---------     ---------      ----------
Net income (loss)............  $     639     $   2,456      $    2,116
                               =========     =========      ==========
Net income (loss) per share
  (basic)....................  $    0.09     $    0.29      $     0.21
                               =========     =========      ==========
Net income (loss) per share
  (diluted)..................  $    0.08     $    0.27      $     0.19
                               =========     =========      ==========
Weighted average shares
  (basic)....................  7,000,000     8,332,000      10,191,250
Weighted average shares
  (diluted)..................  7,749,221     9,260,668      11,381,670


---------------

(1)  The Company acquired SDS on March 12, 1997. See "SDS Acquisition."

(2) Represents $3.0 million of purchased research and development expenses relating to the SDS Acquisition.

(3) Represents $3.9 million of deferred compensation expense relating to the grant of stock options to executive officers.

(4) Primarily attributable to the gain on sale of AQS of $1.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire -- Recent Developments."

     The following table sets forth, for the periods indicated, the percentage of net sales represented by the indicated items:

                                                                    THREE MONTHS ENDED
                         ---------------------------------------------------------------------------------------------------------
                         MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                           1996        1996         1996            1996        1997(1)      1997         1997            1997
                         ---------   --------   -------------   ------------   ---------   --------   -------------   ------------
Revenues:
  Outsourcing
    services............   100.0%     100.0%        100.0%         100.0%         82.2%      50.8%         53.9%          54.5%
  Software and software
    services............      --         --            --             --          13.2       43.0          44.2           37.7
  Other.................      --         --            --             --           4.6        6.2           1.9            7.8
                           -----      -----         -----          -----        ------      -----         -----          -----
        Total
          revenues......   100.0      100.0         100.0          100.0         100.0      100.0         100.0          100.0
                           -----      -----         -----          -----        ------      -----         -----          -----
Expenses:
  Cost of outsourcing
    services............    81.3       76.7          77.1           75.5          59.7       34.5          33.4           31.1
  Cost of software and
    software services...      --         --            --             --           9.0       14.5          28.2           19.2
  Cost of other
    services............      --         --            --             --           2.2        3.4           2.2            7.6
  Selling, general and
    administrative......      --         --            --             --           3.3       21.0          14.4           17.1
  Research and
    development.........      --         --            --             --           1.5        3.7           1.4            1.7
  Depreciation and
    amortization........     7.5        5.9           5.5            5.1           6.5        7.7           7.4            6.5
  Purchased research and
    development.........      --         --            --             --          36.6(2)      --            --             --
  Deferred
    compensation........      --         --            --             --          37.4(3)     5.9(3)         --             --
  Management fees to
    shareholder.........    26.0       19.8          15.6           29.0           7.7        3.8           0.3            0.2
                           -----      -----         -----          -----        ------      -----         -----          -----
        Total
          expenses......   114.8      102.4          98.2          109.6         163.9       94.5          87.3           83.4
                           -----      -----         -----          -----        ------      -----         -----          -----
Operating income
  (loss)................   (14.8)      (2.4)          1.8           (9.6)        (63.9)       5.5          12.7           16.6
Other income
  (expense).............      --         --            --             --          (0.6)      (0.7)         11.4(4)         2.3
                           -----      -----         -----          -----        ------      -----         -----          -----
Income (loss) before
  income tax............   (14.8)      (2.4)          1.8           (9.6)        (64.5)       4.8          24.1           18.9
Income tax benefit
  (expense).............     3.1        2.3          (0.4)           3.0          21.8       (0.5)         (7.9)          (7.2)
                           -----      -----         -----          -----        ------      -----         -----          -----
Net income (loss).......   (11.7)%     (0.1)%         1.4%          (6.6)%       (42.7)%      4.3%         16.2%          11.7%
                           =====      =====         =====          =====        ======      =====         =====          =====

---------------

(1)  The Company acquired SDS on March 12, 1997. See "SDS Acquisition."

(2) Represents $3.0 million of purchased research and development expenses relating to the SDS Acquisition.

(3) Represents $3.9 million of deferred compensation expense relating to the grant of stock options to executive officers.

(4) Primarily attributable to the gain on sale of AQS of $1.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire -- Recent Developments."

     The Company has experienced in the past and will experience in the future quarterly variations in revenues and net income. Thus, operating results for any particular quarter are not necessarily indicative of results for any future period. Factors that have affected quarterly operating results include the introduction of new or enhanced services and products by the Company or its competitors, customer acceptance or rejection of new services and products, product development expenses, the timing of large scale catastrophes, the volume of usage of the Company's services and products, competitive conditions in its industry, general economic conditions and the level of selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company funded its operations through cash generated from operations, as well as borrowings and capital contributions from Millers Mutual. In August 1997, the Company completed its initial public offering. Net cash provided by (used in) operating activities was $4.5 million for the year ended December 31, 1997 compared to ($459,000) for the year ended December 31, 1996. In 1997, cash flow used in operating activities included an increase in accounts receivable of approximately $5.7 million and a decrease in deferred income taxes of approximately $2.4 million, which was offset by depreciation and amortization expense of approximately $4.0 million, purchased research and development expense of $3.0 million, deferred compensation expense of $4.0 million and an increase in income taxes payable of $2.8 million. Net cash used in investing activities was $19.1 million for the year ended December 31, 1997, primarily attributable to the SDS Acquisition, compared to $1.7 million for the year ended December 31, 1996. Net cash provided by financing activities was $42.3 million for the year ended December 31, 1997, primarily due to the Company's initial public offering, compared to $2.5 million for the year ended December 31, 1996.

     The Company entered into the NationsBank Facility on March 12, 1997, pursuant to which the Company borrowed $5.0 million under a term credit facility and $2.5 million under a $4.0 million revolving credit facility, subject to a borrowing base formula, to finance in part the SDS Acquisition. Although the Company used a portion of the net proceeds of the Company's initial public offering to repay these amounts, the Company intends to keep the revolving credit facility in place for future borrowings. The Company must pay a commitment fee of 0.25% per annum on the average daily unused portion of the revolving credit facility. In addition, the NationsBank Facility contains certain restrictive covenants that require the Company to meet certain requirements, such as maintaining a minimum net worth, and that, without the prior written consent of NationsBank, prohibit the Company from incurring indebtedness other than pursuant to the NationsBank Facility or declaring or paying dividends or other distributions. The revolving credit facility matures on March 12, 1999. Borrowings under the NationsBank Facility are secured by all accounts receivable, inventory, equipment, servicing contract rights, and other personal property of the Company. As of the date of this Prospectus and at December 31, 1997, there are no outstanding borrowings under the NationsBank Facility, and the Company is in compliance with its covenants under the NationsBank Facility.

     The Company believes that cash generated from operations and its net proceeds from this offering will satisfy the Company's anticipated working capital requirements for at least one year. The Company, however, may require substantial additional funds for potential acquisitions and expansion. In the normal course of business, the Company evaluates acquisitions of businesses, products and technologies that complement the Company's business. The Company has no present commitments or understandings with respect to any such transaction. The Company, however, may acquire businesses, products or technologies in the future.

YEAR 2000 ISSUES

     The Company believes that the computer equipment and software used and sold by the Company will function properly with respect to dates in the Year 2000 and thereafter. The Company is in the process of communicating with its significant suppliers and customers to determine the extent to which interfaces with such entities are vulnerable to Year 2000 issues and the extent to which any products purchased by or from such entities are vulnerable to Year 2000 issues. The Company presently believes that the Year 2000 issues will not require the Company to incur any material costs or pose significant operational problems for the Company directly or as a result of any Year 2000 issues of suppliers or customers. The Company believes that Year 2000 issues of its customers or potential customers provide opportunities to the Company to market its products and services as a solution to such Year 2000 issues.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"). SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company believes the adoption of SOP 97-2 will not have a material effect on the Company's financial position or results of operations.

                  SELECTED CONSOLIDATED FINANCIAL DATA OF SDS
                                 (IN THOUSANDS)

     The selected consolidated financial data of SDS presented below as of December 31, 1995 and 1996, and March 11, 1997, and for the years ended December 31, 1994, 1995 and 1996 and the period January 1, 1997 through March 11, 1997 have been derived from the SDS audited consolidated financial statements appearing elsewhere in this Prospectus. The selected consolidated financial data of SDS presented below as of December 31, 1992, 1993, and 1994 and for the years ended December 31, 1992 and 1993 have been derived from audited consolidated financial statements of SDS that are not included in this Prospectus. The selected consolidated financial data of SDS presented below for the three months ended March 31, 1996 are unaudited but have been prepared on the same basis as the audited consolidated financial statements of SDS included herein and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of SDS's consolidated financial position and results of operations for such periods. The results of operations presented below are not necessarily indicative of the contribution that the former operations of SDS will make to the Company's results of operations in the future. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of SDS" and SDS's Consolidated Financial Statements.

                                                                                                               PERIOD
                                                                                                 THREE       JANUARY 1,
                                                                                                MONTHS          1997
                                                     YEAR ENDED DECEMBER 31,                     ENDED        THROUGH
                                       ---------------------------------------------------     MARCH 31,     MARCH 11,
                                        1992       1993       1994       1995       1996         1996           1997
                                       -------    -------    -------    -------    -------    -----------    ----------
                                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software services..................  $ 7,184    $ 9,199    $ 9,041    $ 9,078    $10,037      $ 2,396       $ 2,385
  Software...........................    6,207      5,682      4,313      9,068      8,987        2,132         2,455
  Hardware...........................      616        924      2,245      2,400      3,680          361           463
  Other..............................      245        349        405        615        960          184           109
                                       -------    -------    -------    -------    -------      -------       -------
        Total revenues...............   14,252     16,154     16,004     21,161     23,664        5,073         5,412
                                       -------    -------    -------    -------    -------      -------       -------
Expenses:
  Salaries and compensation..........    8,482      9,793     11,811     13,088     14,505        3,380         3,476
  Depreciation and amortization......    1,219      1,574      2,157      1,879      1,827          462           411
  Cost of hardware sold..............      459        738      1,862      1,979      2,699          291           384
  Occupancy costs....................    1,158      1,343      1,374      1,379      1,566          352           406
  Other..............................    1,536      1,536      1,831      1,667      2,032          379           372
                                       -------    -------    -------    -------    -------      -------       -------
        Total expenses...............   12,854     14,984     19,035     19,992     22,629        4,864         5,049
                                       -------    -------    -------    -------    -------      -------       -------
Operating income (loss)..............    1,398      1,170     (3,031)     1,169      1,035          209           363
Interest income (expense), net.......     (264)        (2)      (134)       (80)        77           (8)           24
Other income (expense), net..........      (15)        97          2         (2)        35           --            --
                                       -------    -------    -------    -------    -------      -------       -------
Income (loss) before income tax......    1,119      1,265     (3,163)     1,087      1,147          201           387
Income tax benefit (expense).........     (444)      (503)     1,253       (429)      (449)         (81)         (156)
                                       -------    -------    -------    -------    -------      -------       -------
Net income (loss)....................  $   675    $   762    $(1,910)   $   658    $   698      $   120       $   231
                                       =======    =======    =======    =======    =======      =======       =======

                                                                        DECEMBER 31,
                                                     ---------------------------------------------------    MARCH 11,
                                                      1992       1993       1994       1995       1996        1997
                                                     -------    -------    -------    -------    -------    ---------
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $    67    $   492    $   289    $   529    $ 1,516     $   940
Working capital....................................      302        993     (1,167)       572      1,785       1,694
Total assets.......................................   11,243     12,705     13,692     12,054     13,465      13,391
Current portion of long-term debt..................      299        361        557        689        525         439
Long-term debt, excluding current portion..........    2,428      2,674      2,570      2,028      1,883       1,879
Shareholders' equity...............................    5,000      5,596      3,739      4,538      5,385       5,617

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SDS

RESULTS OF OPERATIONS

     The following table sets forth, with respect to SDS and for the periods indicated, the percentage of total revenues represented by certain revenue, expense and income items:

                                                                                           PERIOD
                                                                               THREE     JANUARY 1,
                                                                              MONTHS        1997
                                                 YEAR ENDED DECEMBER 31,       ENDED      THROUGH
                                                -------------------------    MARCH 31,   MARCH 11,
                                                1994      1995      1996       1996         1997
                                                -----     -----     -----    ---------   ----------
Revenues:
  Software services...........................   56.5%     42.9%     42.4%      47.3%       44.1%
  Software....................................   27.0      42.9      38.0       42.0        45.3
  Hardware....................................   14.0      11.3      15.5        7.1         8.6
  Other.......................................    2.5       2.9       4.1        3.6         2.0
                                                -----     -----     -----      -----       -----
          Total revenues......................  100.0     100.0     100.0      100.0       100.0
                                                -----     -----     -----      -----       -----
Expenses:
  Salaries and compensation...................   73.8      61.8      61.3       66.6        64.2
  Depreciation and amortization...............   13.5       8.9       7.7        9.1         7.6
  Cost of hardware sold.......................   11.6       9.4      11.4        5.7         7.1
  Occupancy costs.............................    8.6       6.5       6.6        6.9         7.5
  Other.......................................   11.4       7.9       8.6        7.6         6.9
                                                -----     -----     -----      -----       -----
          Total expenses......................  118.9      94.5      95.6       95.9        93.3
                                                -----     -----     -----      -----       -----
Operating income (loss).......................  (18.9)      5.5       4.4        4.1         6.7
Other income (loss)...........................   (0.8)     (0.4)      0.5       (0.1)        0.4
                                                -----     -----     -----      -----       -----
Income (loss) before income tax...............  (19.7)      5.1       4.9        4.0         7.1
Income tax benefit (expense)..................    7.8      (2.0)     (1.9)      (1.6)       (2.9)
                                                -----     -----     -----      -----       -----
Net income (loss).............................  (11.9)%     3.1%      3.0%       2.4%        4.2%
                                                =====     =====     =====      =====       =====

COMPARISON OF SDS'S RESULTS OF OPERATIONS FOR THE PERIOD JANUARY 1, 1997 THROUGH MARCH 11, 1997 AND THE THREE MONTHS ENDED MARCH 31, 1996

     Revenues. SDS's revenues were $5.4 million for the period January 1, 1997 through March 11, 1997 and $5.1 million for the three months ended March 31, 1996, an increase of approximately $300,000 or 6%. This increase was due to additional software installation revenues, primarily sales of WPC, as well as increased hardware sales in connection with the increased software installations.

     Operating Expenses. Operating expenses were $5.0 million for the period January 1, 1997 through March 11, 1997 and $4.9 million for the three months ended March 31, 1996, an increase of approximately $100,000 or 2%. This increase is attributable to: (i) the increased costs of computer hardware sold associated with the corresponding increase in computer hardware sales revenues and (ii) additional personnel and occupancy costs. Total operating expenses as a percentage of revenues remained fairly constant.

COMPARISON OF SDS'S RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

     Revenues. SDS's revenues were $23.7 million for the year ended December 31, 1996 compared to $21.2 million for the year ended December 31, 1995, an increase of $2.5 million or 12%. This increase is primarily attributable to increases in services performed, including: (i) software service fees, (ii) software installation revenues, primarily WPC installations, which contributed an additional $1.2 million in revenues in 1996, and (iii) computer hardware sales and commissions, which increased by $1.3 million from 1995 to 1996.

     Operating Expenses. Operating expenses were $22.6 million for the year ended December 31, 1996 compared to $20.0 million for the year ended December 31, 1995, an increase of $2.6 million or 13%. This increase is primarily attributable to increased personnel costs of $1.4 million and the increase of approximately $720,000 in the cost of computer hardware sold. Total operating expenses as a percentage of revenues remained constant at approximately 95% for the years ended December 31, 1995 and 1996.

COMPARISON OF SDS'S RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

     Revenues. SDS's revenues were $21.2 million for the year ended December 31, 1995 compared to $16.0 million for the year ended December 31, 1994, an increase of $5.2 million or 33%. This increase is attributable primarily to software installations relating to: (i) several significant new customers in late 1994 and early 1995, as well as additional installations for existing clients, and
(ii) the introduction of new products, such as WPC and UES (as hereinafter defined) that had been in development in the early 1990s and for which demand increased in late 1994 and early 1995, resulting in increased software installations. WPC alone contributed an additional $1.6 million in software installation revenues in 1995 compared to 1994.

     Operating Expenses. Operating expenses were $20.0 million for the year ended December 31, 1995 compared to $19.0 million for the year ended December 31, 1994, an increase of $1.0 million or 5%. This increase was due primarily to higher salaries and benefits expenses of approximately $1.3 million relating to an increase in the number of SDS employees from approximately 230 at December 31, 1994 to approximately 250 at December 31, 1995. Total operating expenses as a percentage of revenues decreased from 119% for the year ended December 31, 1994 to 95% for the year ended December 31, 1995 as a result of economies of scale associated with spreading certain fixed costs over a larger revenue base and lower personnel costs as a percentage of revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, SDS funded its operations primarily through cash generated from operations, supplemented by borrowings. Net cash provided by operating activities was approximately $201,000 in the period from January 1, 1997 through March 11, 1997 compared to approximately $317,000 in the three months ended March 31, 1996. Cash flow provided by operating activities was $2.2 million, $2.2 million and $1.2 million for the years ended December 31, 1996, 1995 and 1994, respectively. In 1996, cash flow provided by operating activities was comprised primarily of $1.8 million of depreciation and amortization expense.

     SDS entered into a letter agreement with Norwest Bank Wisconsin, National Association ("Norwest") on September 21, 1994 (as amended, the "Norwest Agreement"), pursuant to which SDS borrowed under a line of credit facility and under certain promissory notes to help finance certain property acquisitions, such as a building and business equipment, and the repurchase of SDS common stock. In addition, SDS entered into a contract with the Redevelopment Authority of Sheboygan, Wisconsin (the "Redevelopment Authority") on November 1, 1988 (the "Authority Contract"), pursuant to which SDS borrowed $150,000 from the Redevelopment Authority to finance the acquisition of certain land. In connection with the SDS Acquisition, SDS transferred the building and land to Riverview Building, LLC ("Riverview"), and Riverview assumed the debt associated with the building under the Norwest Agreement and the debt associated with the land under the Authority Contract. In addition, on June 23, 1997, SDS paid the outstanding principal balance and accrued interest on the remaining outstanding debt under the Norwest Agreement. As a result, there are no outstanding borrowings under the Norwest Agreement or the Authority Contract. See "Certain Transactions."

                                    BUSINESS

INTRODUCTION

     The Company is a provider of policy and claims administration solutions to the P&C insurance industry, offering a comprehensive choice of outsourcing services and software and software services. The Company's outsourcing services, which generally are provided on a percentage of premiums or claims paid basis, include application of underwriting and rating criteria defined by the insurer, policy issuance, policyholder mailings, customer service, billing and collections, claims adjusting and processing, and IT services. The Company's software products include policy and claims administration systems, as well as systems that increase the productivity of insurers by automating certain functions, such as workflow management, underwriting rules and guidelines, document production and rating algorithms. These systems, which run on a variety of platforms including IBM AS/400, IBM RS/6000, Windows 3.1, Windows 95 and Windows NT, enable the Company's customers to conduct their policy and claims administration more efficiently. The Company's software services include installation, customization, conversion and maintenance of these systems to meet customer specifications.

     The Company was established in April 1995 as a wholly-owned subsidiary of Millers Mutual, an insurance company chartered in Texas in 1898. The Company was created to provide outsourcing services to other P&C insurers by capitalizing on Millers Mutual's success in developing, implementing and managing software systems for its internal use. As a result of the SDS Acquisition, the Company also develops and markets software and software services to the P&C insurance industry. SDS offered software and software services to the P&C insurance industry for 16 years prior to its acquisition by the Company. The Company believes its services and products allow customers to focus on core competencies, reduce costs by converting their fixed costs of inhouse information technology to variable costs and leverage the Company's investment in software systems and productivity tools.

     The Company's outsourcing revenues have continued to grow rapidly since inception. These services typically generate recurring revenues due to the ongoing nature of the services provided and the long-term nature of the service contracts. Revenues from outsourcing services increased to $32.5 million in 1997 from $13.7 million in 1996. The Company recently formed a sales team, led by an industry veteran, that is dedicated solely to outsourcing sales. The Company believes the marketing efforts of this sales team will enhance the growth of its outsourcing business.

OVERVIEW OF THE PROPERTY AND CASUALTY INSURANCE INDUSTRY

     The P&C insurance industry provides financial protection for individuals, businesses and others against losses of property or losses by third parties for which the insured is liable. P&C insurers underwrite policies that cover various types of risk, which can generally be divided into personal lines of insurance covering individuals and commercial lines of insurance covering businesses. Personal lines generally include automobile insurance (physical damage and liability insurance) and homeowners' insurance. Commercial lines generally include workers' compensation, business, directors and officers liability, theft and medical malpractice insurance as well as insurance covering other commercial risks.

     The P&C insurance industry is highly competitive. Insurance companies compete primarily on the basis of price, consumer satisfaction and claims paying ability. According to A.M. Best, as of December 31, 1996, there were approximately 2,400 P&C insurance companies in the United States generating approximately $260 billion in annual premium revenues, of which approximately 55% were written by the top 20 insurers. Based on statistics released by the Insurance Services Office, an industry advisory organization, premium revenues for the P&C insurance industry over the past several years have been increasing approximately 3% annually.

     According to a study published by A.M. Best, the 10 largest insured catastrophes have occurred since 1989, including Hurricane Andrew in 1992, the Northridge, California earthquake in 1994 and Hurricane Hugo in 1989. The Company believes that these catastrophes have caused insurers to decrease their exposure in areas prone to natural disasters. Much of the excess demand created by insurers leaving markets is being met by reinsurers and new market entrants that have not made significant infrastructure investments and do not desire to do so. The Company believes that its ability to deliver services priced as a percentage of premiums or claims paid should be attractive to these new entrants, as it will enable them to enter new markets without incurring substantial fixed infrastructure costs.


     According to the National Association of Independent Insurers, information systems expenses as a percentage of written premiums increased from 2.5% in 1992 to 3.3% in 1996. The Company believes that this increasing investment in information systems is indicative of the demand for automation in the P&C insurance industry. This demand promotes the sale of software and software services and represents an opportunity to provide outsourcing services for those insurers that do not wish to make increasing levels of capital expenditures.


NEED FOR INFORMATION MANAGEMENT AND WORK PROCESS AUTOMATION

     Technology is a critical element in an insurance company's ability to compete. Insurance companies use technology and information systems as management tools to compete more effectively by improving efficiency, managing costs and increasing customer satisfaction. A highly technical industry has evolved to meet the unique needs of P&C insurers to manage and process large amounts of policyholder data. The focus of insurers has recently shifted away from finding more efficient means of storing information toward more efficient ways of processing information.

     The Company provides a wide variety of services and products to manage and process policy and claims information more efficiently and allow its customers to focus on their core competencies, including (i) software and software services, (ii) policy administration services, (iii) claims administration services and (iv) IT services. The Company also provides both policy and claims administration outsourcing services to enable customers to operate as "virtual insurance companies" by allowing such customers to eliminate infrastructures necessary for such purposes. The Company believes there are significant opportunities to market its services and products for the following reasons:

     - Economies of Technology. The investment in information systems necessary for P&C insurers to remain competitive is often cost prohibitive, particularly for smaller companies, because of the specialized technical knowledge required to develop, install, operate and maintain sophisticated systems. The Company's services and products allow insurance companies to take advantage of economies of technology by leveraging the Company's investment in software systems and productivity tools.

     - Trend Toward Direct Sales. Many personal lines insurers are reducing costs by selling policies directly to policyholders rather than through independent agents. By selling directly to policyholders, insurance companies can reduce costs, which allows them to reduce premiums. This trend has created opportunities for the Company to market its services and products to insurers that sell directly to policyholders and those that continue to sell through independent agents. Automation of the policy and claims administration functions allows insurers selling directly to customers to provide services efficiently that were traditionally performed by agents. Automation also enables insurers that sell through agents to reduce administration costs to compete more effectively with insurers that sell directly to policyholders.

     - Year 2000 Issue. The Year 2000 issue manifests itself in a number of ways in the policy and claims administration area. The Year 2000 issue arose because, until recently, most software systems were not programmed to recognize correctly dates beyond December 31, 1999. The Company believes that many insurance companies may resolve the Year 2000 issue by either
       (i) purchasing new software systems or (ii) entirely outsourcing their policy and claims needs rather than incurring the cost of updating their old systems.

     - State Regulation. P&C insurers are subject to supervision and regulation on a state-by-state basis with respect to numerous aspects of their business. State insurance regulators closely regulate the product offerings, claims processes and premium structure of insurance companies. State regulators also require insurance companies to file annual and other reports relating to their financial condition. Policy and claims administration systems can facilitate compliance with numerous regulatory requirements by automating statutory reporting and other compliance tasks.

     - Customer Service. As policyholders demand faster, broader and better service, P&C insurers that provide superior customer service enjoy a competitive advantage. Dissatisfaction with policy or claims handling processes is frequently cited as a cause of policy nonrenewal. In addition, retaining an existing policyholder with good customer service is more cost effective for an insurance company than attracting a new policyholder away from a competitor. Automation and outsourcing can allow insurance companies to improve customer service while lowering fixed costs.

TREND TOWARD OUTSOURCING

     Since the late 1980s, many P&C insurers have sought to use third parties to provide certain functions or services that the insurers historically performed in-house. These companies seek to focus on their core competencies, reduce costs and avoid the significant investment associated with developing, installing, operating and maintaining information management and automation systems. The Company believes that insurance companies increasingly will conclude that policy and claims administration and regulatory compliance are too complicated, costly and administratively burdensome to be performed in-house. Other factors contributing to the outsourcing trend include the following:

     - Need for Flexibility. Many P&C insurers lack the ability to respond rapidly to changing market conditions. Outsourcing enables insurance companies to enter new markets quickly and cost-effectively to take advantage of favorable market conditions without incurring substantial fixed infrastructure costs.

     - Need to Diversify Risk. Many P&C insurers are overexposed to risks from natural catastrophes in certain markets. Because many states restrict the ability of insurers to cancel policies or exit particular lines of business, these insurers often cease writing new policies and outsource the administration of their remaining policies and claims ("stranded policies"). Alternatively, insurers may reduce their risk by reinsuring policies with other insurers that do not have a similar geographic concentration or by allowing other insurers to renew the stranded policies. As insurers leave markets, they create demand for outsourcing the policy and claims administration of the stranded policies.

     - Desire to Maximize Statutory Surplus. As most state regulations require insurance companies to maintain certain ratios of surplus to premiums, insurance companies that maximize surplus are able to write greater total premiums. Insurance companies cannot capitalize, for statutory-basis financial statement reporting purposes, most of the hardware and software they purchase or develop for policy and claims administration. As a result, an insurance company with a large investment in its policy and claims administration infrastructure generally will experience a lower statutory surplus than it would if it were to outsource its policy and claims administration.

     - Virtual Insurance Companies. Regulatory changes have permitted new companies that are not traditional insurance companies to enter the P&C insurance industry. Banks, credit unions and other financial services companies are beginning to underwrite P&C insurance. These new entrants often do not have policy and claims administration infrastructure or expertise in place and are natural candidates for outsourcing. The Company facilitates the creation of these "virtual insurance companies" by providing policy and claims administration and related back office administration to new entrants that desire to focus their resources on the core marketing, underwriting and financial aspects of the P&C insurance business.

THE INSPIRE STRATEGY

     The Company's objective is to become the leading provider of policy and claims administration solutions to the P&C insurance industry. The Company's strategy to achieve this objective involves the following elements:

     - Offer a Comprehensive Choice of Solutions. The Company offers an "a la carte" menu of services and products that is attractive to a wide variety of potential customers. This comprehensive and flexible approach enhances customer stability and increases opportunities for new sales by allowing the Company to sell multiple services and products to both existing and new customers.

     - Focus Sales Efforts. The Company believes that specialized sales teams dedicated to the Company's principal markets of outsourcing services and software and systems sales can most effectively relate to each type of customer. The Company's outsourcing marketing group concentrates on marketing the Company's claims administration, policy administration and IT services to established P&C insurance companies as well as new entrants in the P&C industry, such as banks, credit unions and other financial services companies. The Company's software and systems marketing group uses dedicated sales teams to focus on larger accounts (generally defined as insurance companies with annual premiums in excess of $250 million) as well as certain of the Company's outsourcing customers. The Company believes that this sales strategy allows the Company to capitalize on its ability to offer a comprehensive choice of solutions to a wide variety of customers.

     - Generate Recurring Revenues. The Company's services and products are structured to generate revenues based on events that occur in the normal course of a customer's business. Policy administration and IT services generate recurring revenues because the Company earns a percentage of each premium received by the insurance company. Claims administration services generate recurring revenues because the Company earns a percentage of either each claim paid or each premium received by the insurance company. Software licensing generates recurring revenues because most of the Company's customers enter into systems support, maintenance or enhancement agreements to purchase additional services and software enhancements throughout the life of their systems.

     - Penetrate New Markets. Prior to the SDS Acquisition, SDS traditionally marketed its software products and services to small to mid-size domestic insurance companies. Utilizing the combined resources of the merged companies, the Company intends to pursue sales opportunities with larger insurance companies both domestically and internationally. For example, the Company recently executed an agreement with Sul America Cia Nacional de Seguros ("Sul America"), the largest P&C insurance company in Brazil, pursuant to which the Company will install and implement WPC (as hereinafter defined) and certain software productivity tools and customize WPC to Sul America's specifications.

     - Enhance Product Capabilities. Maintaining technological leadership is critical to remaining competitive in the Company's industry. The Company plans to enhance continuously its existing services and products and develop entirely new services and products to respond to constantly changing customer requirements.

     - Pursue Strategic Acquisitions. The Company intends to consider potential acquisition candidates that offer opportunities to increase market share and expand the Company's line of outsourcing services and software and software services.

SERVICES AND PRODUCTS

     The Company offers a range of services and products to address the policy and claims administration needs of the P&C insurance industry, with the capability to provide a complete turnkey solution to all of a customer's policy and claims administration needs. The Company installs, enhances and maintains a variety of policy and claims administration software systems and offers outsourcing of policy and claims administration.

     Outsourcing Services. The Company's outsourcing services include application of underwriting and rating criteria defined by the insurer, policy issuance, policyholder mailings, customer service, billing and collections, claims adjusting and processing, and IT services. The customer determines the extent to which it uses the Company's services. A team of Company and customer personnel work closely together to ensure the seamless integration of the customer's outsourced and in-house activities. The Company's outsourcing services include the following:

     - Policy Administration. Policy administration describes the suite of services the Company offers customers that are considering outsourcing their policy administration. The customer retains all of the financial risk and works with the Company to provide underwriting and rating guidelines. The Company typically is paid a percentage of premiums for policy administration services, which include the following:

        - Direct, agency and internet marketing support

        - Policy issuance and acceptance

        - Application of underwriting and rating criteria defined by the insurer

        - Customer service phone center for policyholders and agents

        - Accounting, billing and collections

        - Commission calculation and disbursement

        - Statutory reporting and regulatory compliance

        - Comprehensive management and service bureau reporting

     - Claims Administration. Claims administration describes the management of appraising, qualifying and settling P&C insurance claims. The Company maintains a staff of claims adjusters and examiners. The Company also uses independent claims adjusters. The Company reviews insurance coverage, performs a claim analysis and prepares a check for payment of the claim, if warranted. The Company typically is compensated on either a percentage of premiums or claims paid basis.

     - IT Outsourcing. IT outsourcing describes the services offered by the Company to assist customers in operating, maintaining and enhancing information systems. The Company migrates the customer's current system platform to the Company's processing platform, including the installation of all necessary hardware components, depending on the customer's needs. After such migration, the customer administers its policies and claims internally by utilizing the Company's systems and other software productivity tools. The Company typically is compensated on a percentage of premiums basis, subject to a minimum fee.

     Software Products. The Company sells information processing systems and software productivity tools that automate policy and claims administration. The information processing systems are designed to run on a variety of platforms, including IBM AS/400, IBM RS/6000, Windows 3.1, Windows 95 and Windows NT. The Company's software productivity tools add functionality and flexibility to base systems. These productivity modules can be sold in conjunction with the Company's base systems or as add-ons to other vendors' base systems.

     - Information Processing Systems

        - Policy and Claims Administration System. The Policy and Claims Administration System ("PCA") is an integrated system that offers policy and claims administration, billing and collections, financial administration, and management and statistical bureau reporting. PCA runs on the AS/400 and RS/6000 platforms. PCA was originally introduced in 1988 and the current version was introduced in 1995. The Company has completed 39 AS/400 installations and 8 RS/6000 installations of PCA.

        - Windows into Property and Casualty System. Functionally comparable to PCA, Windows into Property and Casualty System ("WPC") is an integrated system that performs functions from submission tracking to policy and claims administration to management and bureau reporting. WPC runs on a PC platform in a client/server environment and on most major PC network operating systems, including Novell Netware and Microsoft Windows NT. Since its introduction in 1992, the Company has installed 23 WPC systems.


        - ValueRate Policy Administration System. In October 1997, the Company entered into a five-year agreement with Cover-All to license Cover-All's commercial lines rating, policy issue and forms solutions for use in the Company's products and services. This system, called ValueRate, is a commercial lines policy administration system designed to automate policy processing and improve customer service. ValueRate's functionality includes rating new applications, policy issuance, mid-term changes, cancellations, reinstatements and renewals. ValueRate also prints multiple recipient copies of all relevant documentation for each of these transactions, including quote summaries, declarations pages and mandatory and optional manuscript forms. ValueRate may be customized to interface with any policy administration system, and the Company is currently working to interface it with PCA and WPC.


     - Software Productivity Tools

        - EmPower. EmPower is an automated workflow management system designed for the personal lines policy administration needs of P&C insurers. EmPower interfaces with PCA, other vendors' systems or insurers' proprietary systems to provide imaging and workflow management technology. EmPower automatically processes the flow of information in a paperless environment, substantially reducing manual activities through the integration of voice, data, image and text into one system. EmPower was introduced in 1996 and operates in a client/server environment using Microsoft Windows. The Company plans to enhance EmPower to support claims administration and commercial lines policy administration software.

        - Underwriting Expert System. The Underwriting Expert System ("UES") automates underwriting rules and guidelines to mirror a client's underwriting process. UES enhances consistency of review and streamlines customer service and operations departments by reducing the need for manual underwriting review. UES uses a relational database to store and report statistics concerning underwriting efficiency and results of the review process. UES operates in a client/ server environment and interfaces with PCA and WPC, as well as most systems sold by other vendors or insurers' proprietary systems. UES was introduced in 1993.

        - Policy Set Production. Policy Set Production ("PSP") allows for laser quality printing of policy declarations, booklets, forms, endorsements, billing notices and letters. PSP manages the logistics of producing the appropriate documents necessary for each policyholder. Introduced in 1995, PSP operates in a client/server environment and interfaces with PCA and WPC, as well as most systems sold by other vendors or insurers' proprietary systems.

        - Visual Rater. Visual Rater is a productivity tool using object oriented programming technology that allows nontechnical users to create, build, test and maintain the rating components of insurance processing. Visual Rater's "point and click" rating construction and maintenance interface can be operated by persons who are not technical programmers. Instead, reusable rating components become simple icons used as building blocks to create rating algorithms. Visual Rater was introduced in 1995 and generally is sold with WPC.

     Software Services. The Company customizes all of its software products to meet customer specifications. The initial license fee paid to the Company gives the customer the right to use the software, but does not cover customization, conversion, enhancements or upgrades. The Company provides systems installation, customization, conversion and maintenance on a time-and-materials basis. Disaster recovery planning services and bureau reporting services are provided on either a fixed fee or time-and-materials basis. Future enhancements and upgrades to a system are provided for an annual fee equal to a percentage of the initial license fee. Installations of upgrades and enhancements are performed on a time-and-materials basis.

PRODUCT DEVELOPMENT

     The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements. The Company's future success depends in part on its ability to enhance its existing services and products and develop new services and products to meet changing customer requirements. The Company's development efforts are focused on enhancement of existing services and products, expansion of operating system compatibility and development of new applications for emerging insurance markets. In addition, the Company has in the past acquired new services and products through the acquisition of complementary businesses and may do so in the future. Currently, major areas of development emphasis are
(i) the expansion of EmPower to include claims administration and commercial lines policy administration, (ii) integrating ValueRate into PCA and WPC, and
(iii) the expansion of software applications to address additional P&C insurance markets.

     Since inception, the Company has made substantial investments in the enhancement and development of its services and products. Prior to being acquired by the Company, SDS incurred costs of approximately $2.9 million, $2.8 million and $3.7 million in 1996, 1995 and 1994, respectively, for research and development. The Company incurred costs of approximately $2.3 million in 1997 (which includes approximately $250,000 incurred by SDS from January 1, 1997 through March 11, 1997) for research and development, and the Company intends to devote substantial resources to research and development in the future. As of December 31, 1997, the Company had approximately 41 employees that performed product development and quality assurance, as well as participated in the initial installations of new products. There can be no assurance that the Company will be successful in developing and marketing new or enhanced services or products.

CUSTOMER SUPPORT AND OPERATIONS

     The Company's policy administration and IT outsourcing services are provided at the Company's service center in Fort Worth, Texas. The Company maintains a customer service phone center for policyholders and agents five days a week. The Company employs approximately 86 people in the service center.

     The Company provides claims administration outsourcing services at its service centers in Fort Worth, Texas; Laguna Hills, California; Troy, Michigan; and St. Petersburg, Florida. The Company employs approximately 126 people in its claims administration service centers.

     The Company provides software development, installation, maintenance and enhancement services at its facilities in Sheboygan, Wisconsin, and Columbia, South Carolina. The Company employs approximately 277 people who provide software support and maintains a customer help line five days a week.

SALES AND MARKETING

     The Company recently formed a sales team, led by an industry veteran, that is dedicated solely to outsourcing sales. This sales team is conducting strategic marketing to a target base of customers identified on the basis of detailed customer criteria developed by the Company's marketing personnel. The Company believes that this targeted marketing approach should increase its customer success rate and generate additional outsourcing services revenues.

     The Company also markets its outsourcing services through insurance brokers, industry consultants, managing general agents and reinsurers. Once an opportunity is identified by one of these sources and a request for proposal is received, the Company prepares and submits a comprehensive proposal directly to the prospective customer. The prospective customer is then invited to Fort Worth to tour the Company's service center and discuss the customer's requirements in detail. If the Company is selected to be the outsourcing service provider, a multi-year contract is negotiated and executed. While the outsourcing sales cycle varies from customer to customer, it typically ranges from three to twelve months.

     The Company's software and software services have traditionally been marketed through a direct sales force located in Sheboygan, Wisconsin and Columbia, South Carolina. To support its sales force of 12 people, the Company conducts marketing programs that include direct mail, trade shows, public relations, advertising and ongoing customer communication programs. The Company also maintains strategic relationships with industry consultants who frequently assist insurance companies in identifying vendors. While the software systems sales cycle varies from customer to customer, it typically ranges from six to twelve months.

     The Company believes that specialized sales teams dedicated to either outsourcing services or software and systems sales can most effectively relate to each type of customer. The Company concentrates on marketing the Company's claims administration, policy administration and IT services to established P&C insurance companies as well as new entrants in the P&C industry, such as banks, credit unions and other financial services companies. The Company's software and systems sales teams focus on larger accounts (generally defined as insurance companies with annual premiums in excess of $250 million) as well as certain of the Company's outsourcing customers.

COMPETITION

     The markets for policy and claims administration services and products are highly competitive. The Company competes in the following markets serving the P&C insurance industry: (i) outsourcing of policy administration, (ii) outsourcing of claims administration, (iii) outsourcing of IT services and (iv) software and software services.

     The policy administration and IT services outsourcing markets are dominated by a few large companies, including PMSC. The Company competes for these outsourcing customers on the basis of customer service, performance, product features and price. The claims administration outsourcing market is highly fragmented, with competition from a large number of claims administration companies of varying size as well as independent contractors. Competition in the claims administration market is principally price driven. Two of the larger competitors in this market are Lindsey Morden Claim Services Inc. and Crawford & Company, Inc. The Company competes for software customers on the basis of customer service, performance, product features, ability to tailor products and services to specific customer requirements, timely delivery and price. Competitors include PMSC, Computer Sciences Corporation, The Freedom Group, Inc. and The Wheatley Group, Ltd.

     The Company believes, however, that its most significant competition for outsourcing services and software sales comes from policy and claims administration and information systems development performed in-house by insurance companies. Insurers that fulfill some or all of their policy and claims administration needs in-house typically have made a significant investment in their information processing systems and may be less likely to utilize the Company's services. In addition, insurance company personnel have a vested interest in maintaining these responsibilities in-house.

     Many of the Company's competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company, including name recognition with current and potential customers. As a result, these competitors may devote more resources to the development, promotion and sale of their services or products than the Company and respond more quickly to emerging technologies and changes in customer requirements. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to increase the ability of their services and products to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operations.

CUSTOMERS

     The Company currently provides claims administration outsourcing services to insurance companies, reinsurers and managing general agents. The Company has three claims administration customers, the Millers Group, Clarendon and Interco. The Company provides services to Clarendon through contracts with Blanch.

Pursuant to a contract with HOW, the Company provides services to Interco, which administers such contract on behalf of the Virginia Commission, which is a receiver of and acts on behalf of HOW. The Company has two significant policy administration outsourcing customers, Clarendon (through Blanch) and Millers Casualty. The Company has entered into two new contracts to provide both policy administration services and claims administration services to two new customers, and the Company believes that it will begin performing such services in the second quarter of 1998. The Company currently provides IT services to two customers, including the Millers Group.


     Prior to its acquisition by the Company, SDS historically provided its software and software services to P&C insurance companies with premium revenues of less than $250 million. The Company intends to pursue sales opportunities with larger insurance companies in the future. The Company currently has approximately 100 software and software services customers, including Employers Reinsurance Corporation, Zurich National Insurance Company, Providence Washington Insurance Company, Firemen's Fund Insurance Company, Old Guard Group, Inc., Colorado Farm Insurance Company, Society Insurance Company, Rockford Mutual Insurance Company, Nationwide Mutual Insurance Co. -- Western Direct Operations, Country Companies, Atlantic Mutual Insurance Co. and Arbella Mutual Insurance Co.

     The Millers Group, Clarendon and Interco accounted for approximately 68%, 8% and 21%, respectively, of the Company's historical revenues in 1996. The Millers Group, Clarendon and Interco accounted for approximately 32%, 16% and 7%, respectively, of the Company's historical revenues in 1997 and 29%, 14% and 6%, respectively, of the Company's pro forma revenues in 1997. Any loss of or material decrease in the business from any of these customers could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of March 1, 1998, the Company had 603 full-time employees, of whom 20 were employed in sales and marketing functions, 50 in finance and administration, 41 in research and development, 215 in outsourcing operations and 277 in software and software services functions. The Company's employees are not represented by any collective bargaining organization and none of its employees are covered by a collective bargaining agreement. The Company believes that its relationship with its employees is good. The Company regularly seeks to identify skilled software engineers and other potential employee candidates and experiences intense competition for personnel in the software industry. The Company believes that its ability to recruit and retain highly skilled technical, sales and marketing and management personnel will be critical to the Company's future success. There can be no assurance that the Company will be able to hire a sufficient number of employees with the skills necessary to enable the Company to attain its objective of becoming the leading provider of policy and claims administration solutions to the P&C insurance industry.

INTELLECTUAL PROPERTY

     The Company licenses its software systems to customers under nonexclusive and nontransferable license agreements, which generally provide for a paid-up license fee or a license fee payable in installments. The initial license fee grants the customer the right to use the version of the software system existing at the time the license is granted and does not cover upgrades or enhancements.

     The Company relies on contract rights and copyright and other intellectual property laws to protect its products, including software source code, as trade secrets and confidential proprietary information. The Company's agreements with its customers and prospective customers prohibit disclosure of the Company's trade secrets and proprietary information to third parties without the consent of the Company and generally restrict the use of the Company's products to the customers' operations. The Company also informs its employees of the proprietary nature of its products and typically obtains from them agreements not to disclose trade secrets and proprietary information. Notwithstanding these restrictions, there can be no assurance that competitors of the Company could not obtain unauthorized access to the Company's software source code and other trade secrets and proprietary information. The Company owns common law trademarks, copyrights and service marks that it uses in connection with its business, none of which are registered.

     The Company is not engaged in any material disputes with other parties with respect to the ownership or use of the Company's proprietary technology. There can be no assurance, however, that third parties will not assert technology infringement claims against the Company in the future. The litigation of such claims may involve significant expense and management time. In addition, if any such claim were successful, the Company could be required to pay monetary damages, refrain from distributing or using the alleged infringing product, or obtain a license from the party asserting the claim, which could be unavailable on commercially reasonable terms. The absence of federal or state registrations for its intellectual property could be detrimental to the Company in any infringement litigation or other disputes regarding intellectual property.

LEGAL PROCEEDINGS

     In February 1997, the Philadelphia Contributionship for the Insurance of Houses from Loss by Fire ("PCIHLF") filed a lawsuit (Civil Action No. 97-CV-1262) against SDS in the United States District Court for the Eastern District of Pennsylvania. The suit alleges that the PCA, PSP and UES systems that SDS sold to PCIHLF in 1995 did not meet PCIHLF's specifications. PCIHLF claims damages in excess of $1.3 million. The Company and the former SDS shareholders placed $1.5 million of the SDS purchase price in an escrow account in respect of this claim. The Company has no recourse against the former SDS shareholders to the extent that the aggregate of any judgment, settlement and expenses exceeds the amount of the escrowed funds. SDS filed a counterclaim against PCIHLF for $550,000 for amounts due under its agreements with PCIHLF. There can be no assurance with respect to the outcome of this lawsuit.

     The Company is not a party to any other legal proceedings that the Company believes could have a material adverse effect on the Company's business, financial condition or results of operations.

PROPERTIES

     The following table sets forth certain information with respect to the principal facilities used in the Company's operations, all of which are leased:

                                                                   CURRENT
                                                                   MONTHLY     APPROXIMATE        LEASE
              LOCATION                         FUNCTION           LEASE RATE     SQ. FT.     EXPIRATION DATE
              --------                         --------           ----------   -----------   ---------------
Fort Worth, Texas(1).................  Headquarters and policy     $25,400       57,000      Monthly
                                       and claims administration
Sheboygan, Wisconsin.................  Software and software        20,700       28,100      February 2007
                                       services
Columbia, South Carolina.............  Software and software        25,600       29,400      August 2002
                                       services
Sheboygan, Wisconsin.................  Software and software         5,400        6,500      February 2002
                                       services
Laguna Hills, California.............  Claims administration         4,600        3,200      October 1998
St. Petersburg, Florida(2)...........  Claims administration         3,200        2,500      December 1999
Troy, Michigan.......................  Claims administration         1,900        1,600      May 2000

---------------

(1) The Company anticipates entering into a new ten-year lease for approximately 96,000 square feet at this location effective on or about May 1, 1998. See "Certain Transactions -- Miscellaneous."

(2) The Company anticipates subletting this location and relocating to an 8,000 square foot facility on or about May 1, 1998.

     The aggregate monthly lease rate for the properties listed above is $86,800. The Company also leases approximately 5,600 square feet in Westborough, Massachusetts at $6,000 per month under a lease expiring in December 1998, which the Company subleases to a subtenant at substantially the same monthly lease rate under a sublease expiring in December 1998.

     The Company believes that, subject to the contemplated expansions of facilities noted above, its existing facilities are adequate to meet the Company's requirements for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

                NAME                   AGE                       POSITION
                ----                   ---                       --------
F. George Dunham, III................  39    President, Chief Executive Officer, Chairman and
                                               Director
Ronald O. Lynn.......................  60    Executive Vice President and Chief Information
                                             Officer
Terry G. Gaines......................  38    Executive Vice President, Chief Financial
                                             Officer and Treasurer
Robert K. Agazzi.....................  54    Executive Vice President -- Software and Systems
Jeffrey W. Robinson..................  40    Executive Vice President -- Outsourcing
W. Scott Lewis.......................  42    Senior Vice President -- Software and Systems
                                             Sales and Marketing
James P. Strickland..................  31    Senior Vice President -- Outsourcing Sales and
                                               Marketing
Harry E. Bartel......................  55    Director
R. Earl Cox, III.....................  64    Director
Mitch S. Wynne.......................  39    Director

     F. George Dunham, III has served as President, Chief Executive Officer and a director of the Company since its inception in 1995. His current term as director expires in 2000. Mr. Dunham served from inception to March 1996 as Chairman of the Board of the Company and was again elected to that position in June 1997. From 1994 to June 1997, Mr. Dunham served as President and Chief Executive Officer of Millers Mutual and Millers Casualty. From 1992 to 1994, Mr. Dunham served as Executive Vice President and Chief Financial Officer of Millers Mutual and Millers Casualty. Mr. Dunham has served as a director of Millers Mutual and Millers Casualty since 1992, and in June 1997 he was elected Vice Chairman of the Board of both companies. From 1991 to 1992, Mr. Dunham served as Vice President -- Finance of Lindsey Morden Claim Services Inc., an insurance claim services and administration company.

     Ronald O. Lynn has served as Executive Vice President and Chief Information Officer of the Company since March 1997 and, from March 1996 to March 1997, as Vice President of the Company. Mr. Lynn also served as Executive Vice President and Chief Information Officer from March 1997 to June 1997 and as Vice President from 1993 to March 1997 of Millers Mutual and Millers Casualty. From 1992 to 1993, Mr. Lynn served as Vice President of Harco National Insurance Company, where he was responsible for computer related functions. From 1988 to 1992, Mr. Lynn served as Assistant Vice President of Property and Casualty Processing Services for PMSC.

     Terry G. Gaines has served as Executive Vice President and Chief Financial Officer of the Company since June 1997 and Treasurer of the Company since July 1997. From March 1997 to June 1997 Mr. Gaines served as Vice
President -- Finance and Administration of Federal Liaison Services, Inc., a software development company, and from March 1996 to March 1997 as a Product Manager for that company. From 1992 to February 1996, Mr. Gaines was Controller of the fixed income department of Rauscher Pierce Refsnes, Inc., a regional investment banking firm, where he also served as Vice President from August 1995 to February 1996. From 1989 to 1992 he served as Vice President -- Finance of Richmond Petroleum Inc., an oil and gas company. Mr. Gaines is a Certified Public Accountant and was employed by Deloitte & Touche LLP from 1982 to 1989.

     Robert K. Agazzi has served as Executive Vice President -- Software and Systems of the Company since July 1997. Mr. Agazzi served as President of SDS from 1989 until July 1997 and as Vice President -- Marketing of SDS from 1983 to 1989. Prior to 1983, Mr. Agazzi served in various management positions with PMSC and several insurance and software development companies.

     Jeffrey W. Robinson has served as Executive Vice President -- Outsourcing of the Company since June 1997. From November 1996 to June 1997, Mr. Robinson served as Vice President -- Policy Life Cycle of the Company, Millers Mutual and Millers Casualty. From 1985 to March 1997, Mr. Robinson served in various management positions with PMSC, including Vice President of the Risk Services Division. Prior to 1985, Mr. Robinson served in various management and analyst positions for Home Insurance Company and Business Computer Systems, an insurance processing and administration company.

     W. Scott Lewis has served as Senior Vice President -- Software and Systems Sales and Marketing since January 1998, and from May 1997 to January 1998, as Executive Vice President -- Marketing. From 1988 to May 1997, Mr. Lewis served as Regional Sales Manager of The Wheatley Group, Ltd., a software development and policy and claims administration company. Prior to 1988, Mr. Lewis served in various sales and sales management positions with PMSC and other companies that develop software and sell administration services.

     James P. Strickland joined the Company in January 1998 as Senior Vice President -- Outsourcing Sales and Marketing. From 1996 to January 1998, Mr. Strickland served as Vice President Integrated Business Services of Computer Sciences Corporation (formerly The Continuum Company, Inc.), a software development and policy and claims administration company for P&C and life insurance companies. From 1992 to 1996, Mr. Strickland served as Vice President Outsourcing Services for The Continuum Company, Inc. From 1988 to 1992, Mr. Strickland served as Director of Outsourcing Sales Support for Electronic Data Systems.


     Harry E. Bartel has served as a director of the Company since 1996 and his current term as director expires in 2000. Mr. Bartel also served as a director of Millers Mutual and Millers Casualty from March 1995 to June 1997. Since 1968, Mr. Bartel has been a partner with the law firm of Cantey & Hanger, L.L.P., which from time to time provides legal services to the Company.



     R. Earl Cox, III has served as a director of the Company since 1996 and his current term as director expires in 1998. Mr. Cox is a nominee for reelection as a director at the annual meeting of shareholders to be held on April 21, 1998. Mr. Cox also served as a director of Millers Mutual and Millers Casualty from March 1987 to June 1997. Since 1977, Mr. Cox has served as president of R.E. Cox Realty Co. and has been a co-owner of OFCO Office Furniture, Inc. since 1985. Mr. Cox has served as a director of KBK Capital Corp., a factoring company, since 1995 and a director and Chairman of the Board of Tandycraft, Inc., a manufacturer and retailer of craft products, since 1985.


     Mitch S. Wynne was elected as a director of the Company in March 1997 and his current term as director expires in 1999. Mr. Wynne also served as a director of Millers Mutual and Millers Casualty from March 1997 to June 1997. Mr. Wynne has owned and operated Wynne Petroleum Company, an oil and gas production company, for more than five years.

     Directors who are executive officers or employees of the Company receive no compensation as such for service as members of either the Board of Directors or committees thereof. Directors who are not executive officers or employees of the Company receive an annual fee of $15,000, plus $1,000 per Board meeting attended, $300 per committee meeting attended and reimbursement for travel expenses to attend such meetings. Directors who serve as chairman of a committee receive an additional annual fee of $3,000. The nonemployee directors are also eligible to receive options to purchase Common Stock under the Director Plan. See "Management -- Director Stock Option Plan."

     The Company has an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Messrs. Bartel, Cox and Wynne and is responsible for reviewing the independence, qualifications and activities of the Company's independent certified accountants and the Company's financial policies, control procedures and accounting staff. The Audit Committee recommends to the Board the appointment of the independent certified public accountants and reviews and approves the Company's financial statements. The Compensation Committee is comprised of Messrs. Bartel, Cox and Wynne and is responsible for establishing the compensation of the Company's directors, officers and other managerial personnel, including salaries, bonuses, termination agreements and other executive officer benefits as well as grants of stock options.

EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation with respect to the Chief Executive Officer of the Company and the Company's four most highly compensated executive officers other than the Chief Executive Officer (the "named executive officers") for services rendered during 1997. During 1995, 1996 and the six months ended June 30, 1997, Mr. Dunham was the President and Chief Executive Officer of both the Company and Millers Mutual, and Millers Mutual paid all compensation of Mr. Dunham and certain other officers of the Company who were also officers of Millers Mutual. In turn, the Company paid Millers Mutual a management fee. Accordingly, the Company did not pay any compensation during 1995 or 1996 to any named executive officer. See "Certain Transactions."

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                            ANNUAL COMPENSATION(1)       COMPENSATION
                                        ------------------------------   ------------
                                                                          SECURITIES
                                                                          UNDERLYING       ALL OTHER
          NAME AND POSITION             YEAR   SALARY($)   BONUS($)(2)    OPTIONS(#)    COMPENSATION($)
          -----------------             ----   ---------   -----------   ------------   ---------------
F. George Dunham, III.................  1997    175,000(3)   175,000       931,539              --
  President, Chief Executive Officer
     and Chairman of the Board
Stuart H. Warrington..................  1997    153,444(4)    37,718       158,362          75,413(5)
  Executive Vice President -- Customer
     Relations
Robert K. Agazzi......................  1997    136,126(6)    33,448       158,362              --
  Executive Vice President -- Software
     and Systems
Ronald O. Lynn........................  1997    115,000       57,500       158,362              --
  Executive Vice President and Chief
     Information Officer
Jeffrey W. Robinson...................  1997    115,000       57,500       158,362              --
  Executive Vice
     President -- Outsourcing

---------------

(1) Does not include "Other Annual Compensation" because amounts of certain perquisites and other noncash benefits provided by the Company did not exceed the lesser of $50,000 or 10% of the total annual base salary and bonus disclosed in this table for the respective officer.

(2) Represents for the named executive officers incentive compensation under employment agreements. Amounts were paid in 1998 but are attributable to and were earned in 1997. See "Management -- Employment and Indemnification Agreements."

(3) Represents salary paid to Mr. Dunham since July 1, 1997. Mr. Dunham was compensated by Millers Mutual for the six months ended June 30, 1997.

(4) Represents salary paid to Mr. Warrington since his employment with the Company began on March 12, 1997. Effective March 15, 1998, Mr. Warrington will resign as Executive Vice President -- Customer Relations of the Company but will continue to provide consulting services to the Company. See
    "-- Consulting Agreement."

(5) Represents the amount of deferred compensation accrued in 1997 under Mr. Warrington's employment agreement. Such deferred compensation is payable to Mr. Warrington in the amount of $40,000 per year during the 20-year period commencing on January 1, 1999 and ending on December 31, 2018.

(6) Represents salary paid to Mr. Agazzi since his employment with the Company began on March 12, 1997.

     The following table sets forth certain information concerning options granted to the named executive officers during 1997. Since December 31, 1997, the Company has not granted any options to any of the named executive officers. For additional information on and certain terms of options, see
"Management -- Stock Option Plan."

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                    INDIVIDUAL GRANTS
                              --------------------------------------------------------------     POTENTIAL REALIZABLE VALUE AT
                                           % OF TOTAL                                            ASSUMED ANNUAL RATES OF STOCK
                              NUMBER OF     OPTIONS                                              PRICE APPRECIATION FOR OPTION
                              SECURITIES   GRANTED TO              MARKET PRICE                            TERM($)(2)
                              UNDERLYING   EMPLOYEES    EXERCISE     ON DATE                   ----------------------------------
                               OPTIONS     IN FISCAL     PRICE       OF GRANT     EXPIRATION
            NAME              GRANTED(#)    YEAR(1)      ($/SH)       ($/SH)         DATE          0%          5%          10%
            ----              ----------   ----------   --------   ------------   ----------   ----------   ---------   ---------
F. George Dunham, III.......  279,462(3)       14          1.30         6.00       3/12/03      1,313,471   1,883,734   2,607,203
                              652,077(3)       32         12.00        12.00       8/22/03             --   2,661,223   6,037,406
Stuart H. Warrington........   93,154(3)        5          1.30         6.00       3/12/03        437,824     627,911     869,068
                               65,208(4)        3         12.00        12.00       8/22/03             --     266,123     603,743
Robert K. Agazzi............   93,154(3)        5          1.30         6.00       3/12/03        437,824     627,911     869,068
                               65,208(4)        3         12.00        12.00       8/22/03             --     266,123     603,743
Ronald O. Lynn..............   93,154(3)        5          1.30         6.00       3/12/03        437,824     627,911     869,068
                               65,208(4)        3         12.00        12.00       8/22/03             --     266,123     603,743
Jeffrey W. Robinson.........   93,154(3)        5          1.30         6.00       3/12/03        437,824     627,911     869,068
                               65,208(4)        3         12.00        12.00       8/22/03             --     266,123     603,743


---------------


(1) Options to purchase a total of 2,018,376 shares of Common Stock were granted to employees in 1997.



(2) The amounts under the columns labeled "0%," "5%" and "10%" are included by the Company pursuant to certain rules promulgated by the Commission and are not intended to forecast future appreciation, if any, in the price of the Common Stock. Such amounts are based on the assumption that the named persons hold the options for the full term of the options. The actual value of the options will vary in accordance with the market price of the Common Stock. With respect to the options with an exercise price per share of $1.30, which are nonqualified stock options, the market price per share of Common Stock on the date of grant was determined on the basis of a valuation report prepared by the Company. The options with an exercise price per share of $12.00, which are incentive stock options (to the extent permitted by law), were granted on the effective date of the Company's initial public offering at the initial public offering price.


(3) Options are subject to a two-year vesting schedule, with one-third becoming exercisable on the date of grant and an additional one-third becoming exercisable on each of the first two anniversaries of the date of grant.

(4) Options are subject to a four-year vesting schedule, with one-fifth becoming exercisable on the date of grant and an additional one-fifth becoming exercisable on each of the first four anniversaries of the date of grant.

     The following table sets forth certain information concerning all unexercised options held by the named executive officers as of December 31, 1997. For additional information on and certain terms of options, see "Management -- Stock Option Plan." No options were exercised during 1997.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                     NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                      FISCAL YEAR-END(#)            FISCAL YEAR-END(1)
                                                  ---------------------------   ---------------------------
                      NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                        -----------   -------------   -----------   -------------
F. George Dunham, III...........................    310,513        621,026      $3,752,551     $7,505,101
Stuart H. Warrington............................     44,092        114,270         723,562      1,678,648
Robert K. Agazzi................................     44,092        114,270         723,562      1,678,648
Ronald O. Lynn..................................     44,092        114,270         723,562      1,678,648
Jeffrey W. Robinson.............................     44,092        114,270         723,562      1,678,648

---------------

(1) Based upon the closing price of the Common Stock of $20.875 on December 31, 1997.

EMPLOYMENT AND INDEMNIFICATION AGREEMENTS

     In July 1997, the Company entered into employment agreements with Messrs. Dunham, Lynn, Robinson and Gaines, each of which terminates in June 2000, and which provide for an annual salary for Mr. Dunham of $350,000 and annual salaries for Messrs. Lynn, Robinson and Gaines of $115,000 each. Messrs. Dunham, Lynn, Robinson and Gaines have been granted options to purchase 931,539; 158,362; 158,362; and 93,154 shares of Common Stock, respectively, under the Stock Option Plan. Each of Messrs. Dunham, Lynn, Robinson and Gaines was paid an annual bonus for 1997 equal to 50% of his base salary and is subject to noncompetition and confidentiality provisions. Mr. Dunham's employment agreement also permits him to serve as Vice Chairman of the Board of Millers Mutual and Millers Casualty. See "-- Stock Option Plan."

     Each employment agreement with Messrs. Dunham, Lynn, Robinson and Gaines also provides that if there is a "change of control" of the Company, the employee shall be paid, for the term of his employment agreement plus a period of two years thereafter, his annual "cash compensation" (which is based upon such employee's average cash compensation for the two years prior to such change of control), along with an annual amount equal to 50% of such average annual cash compensation (the "Bonus"). The total amount, however, cannot exceed the amount that would cause such payment to be deemed a "parachute payment" under
Section 280G of the Internal Revenue Code. Each agreement also provides that the payments to such employee will cease if he is terminated for cause or in the event of reasonable proof of any violation of the noncompetition or confidentiality provisions of his employment agreement. Also, if following a change of control an employee voluntarily terminates employment for other than good reason (as defined in the employment agreement), his annual cash compensation and Bonus will be payable for only one year following such termination.

     Each employment agreement with Messrs. Dunham, Lynn, Robinson and Gaines was amended by a first amendment to employment agreement, dated and effective as of January 1, 1998. Such amendments revised the bonus provisions to specify that each of Messrs. Dunham, Lynn, Robinson and Gaines shall be entitled to participate in the Company's 1998 Annual Bonus Plan during the remainder of the terms of their employment agreements. See "-- 1998 Annual Bonus Plan."


     The Company also entered into employment agreements with Messrs. Warrington and Agazzi that terminated in March 1998. Mr. Warrington's agreement provided for an annual salary of $190,500, options to purchase 93,154 shares of Common Stock and deferred annual compensation of $40,000 to be paid each year for the 20-year period commencing January 1, 1999 and ending December 31, 2018. Mr. Warrington retired as an executive officer effective March 15, 1998. Mr. Agazzi's agreement provided for an annual salary of $169,000 and options to purchase 93,154 shares of Common Stock. Messrs. Warrington and Agazzi are subject to noncompetition and confidentiality provisions. See "-- Consulting Agreement."

     The Company has entered into indemnification agreements with each of its directors. Each indemnification agreement provides that the Company shall indemnify the director against certain liabilities and expenses actually and reasonably incurred by the director in connection with any threatened, pending or completed action, suit or proceeding, including an action by or on behalf of shareholders of the Company or by or in the right of the Company, to which the director is, or is threatened to be made, a party by reason of his status as a director, provided that such individual did not derive an improper benefit, such individual did not commit acts or omissions that were not in good faith or that involved intentional misconduct or a knowing violation of the law, or such indemnification is not otherwise disallowed under Texas law.

CONSULTING AGREEMENT

     Effective March 15, 1998, the Company entered into a consulting agreement with Stuart H. Warrington pursuant to which Mr. Warrington, age 63, retired as an executive officer of the Company. The consulting agreement provides that Mr. Warrington will serve as a consultant to the Company until May 30, 1999 for a consulting fee of $2,000 per month and will be fully vested with respect to options to purchase 93,154 shares of Common Stock granted to Mr. Warrington on March 12, 1997, which were scheduled to vest in three equal annual installments commencing on the date of grant. Mr. Warrington will also retain the vested portion of options granted effective August 22, 1997, covering 13,042 shares of Common Stock. The consulting agreement contains noncompetition and confidentiality provisions. Mr. Warrington founded SDS and served in one or more capacities as its President, Chief Executive Officer and Chairman of the Board from inception in 1981 until July 1997 and served from July 1997 until March 15, 1998 as an executive officer of the Company.

EMPLOYEE BENEFIT PLANS


     Millers Mutual has a defined benefit pension plan that covered the employees of the Company. The Company and Millers Mutual have reached an agreement that provides for the assets of this plan attributable to the Company's employees to be handled in the same manner as those assets attributable to terminated employees who were 100% vested under such plan. Under the defined benefit pension plan, participating employees of the Company receive benefits as follows. With respect to normal and late retirement benefits, a participating employee who retires after age 65 will receive an annuity for life, payable monthly in an amount determined actuarially on the basis of the participating employee's account balance at age 65. A participant's account balance is equal to the present value of his accrued benefit on July 1, 1996, calculated using an 8% interest rate plus quarterly additions to the account equal to 5% of quarterly considered compensation plus an interest credit equal to the rate on one-year U.S. Treasury securities (but not greater than 30-year Treasury securities). With respect to early retirement benefits, a participating employee who retires on or after age 55 and before his normal retirement age is eligible to receive an annuity for life, commencing at age 65 and payable monthly in an amount equal to the amount calculated above for normal retirement benefits, provided, however, that if such employee so elects, such employee may receive a reduced pension benefit beginning on his elected retirement date. As of the date of this Prospectus, the estimated annual benefits payable upon retirement at normal retirement age under the defined benefit pension plan for Messrs. Dunham, Warrington, Agazzi and Lynn are expected to be $10,789, $474, $794 and $5,637, respectively. Mr. Robinson was not a participant in the defined benefit pension plan, and therefore will not receive any payments upon retirement under such plan.



     In addition, the Company maintains a defined contribution plan for its employees that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Frank G. Dunham, Jr., Frank A. Bailey, III, R. Earl Cox, III, F. George Dunham, III and Frank C. Wilson served as members of the Compensation Committee of the Company until June 18, 1997. Each such member of the Compensation Committee also served as a member of the compensation committees for Millers Mutual and Millers Casualty during such period. Frank G. Dunham, Jr. is the father of F. George Dunham, III and both men served as executive officers of the Company, Millers Mutual and Millers Casualty during such period. The Company has entered into certain transactions with Millers Mutual and Millers Casualty. See "Certain Transactions."

     Since June 18, 1997, R. Earl Cox, III, Harry E. Bartel and Mitch Wynne have served as members of the Compensation Committee of the Company.

STOCK OPTION PLAN

     A total of 2,250,000 shares of Common Stock has been reserved for issuance pursuant to the Stock Option Plan. The Stock Option Plan was initially adopted by the Board of Directors in March 1997, amended and restated by the Board of Directors in July 1997 and amended by the Board of Directors effective as of July 30, 1997. An additional amendment to the Stock Option Plan that would increase the maximum number of shares of Common Stock issuable upon exercise of options granted under the Stock Option Plan from 2,250,000 to 3,000,000 shares has been approved by the Board of Directors of the Company and recommended to the shareholders of the Company for approval at the annual meeting of shareholders to be held on April 21, 1998. The Stock Option Plan was administered by the Board of Directors through January 27, 1998 and thereafter is administered by the Compensation Committee. Both nonqualified stock options and incentive stock options (as defined in the Internal Revenue Code) may be granted under the Stock Option Plan. Incentive stock options granted under the Stock Option Plan may be exercised solely by the grantee, or in the case of a grantee's death or incapacity, by the grantee's executors, administrators, guardians or other legal representatives and are not assignable or transferable by such grantee. Nonqualified stock options may be transferred to certain permitted transferees under the Stock Option Plan.

DIRECTOR STOCK OPTION PLAN

     In July 1997 the Board of Directors adopted the Director Plan, which is administered by the Board of Directors. Each current nonemployee director has been granted options under the Director Plan to purchase 2,500 shares of Common Stock at an exercise price of $12.00 per share. Such options vested and became exercisable in full as of August 22, 1997.

     Each new nonemployee director who is elected (or appointed to fill any vacancy) as a director of the Company will be granted options under the Director Plan to purchase 2,500 shares of Common Stock at the fair market value of the Common Stock on the date of grant. Also, each nonemployee director who has previously been granted options under the Director Plan will be granted additional options under the Director Plan to purchase 250 shares of Common Stock on the day immediately after each annual meeting of shareholders of the Company subsequent to the time at which such nonemployee director is first elected or appointed as a director of the Company if such nonemployee director continues to serve as a director on such date of grant. The options under the Director Plan will vest and be exercisable as of the date of grant.

     An amendment to the Director Plan that would increase from 250 to 2,500 the number of shares of Common Stock covered by the annual option grants described in the preceding paragraph has been approved by the Board of Directors and recommended to the shareholders of the Company for approval at the annual meeting of shareholders to be held on April 21, 1998.

     A total of 50,000 shares of Common Stock has been reserved for issuance pursuant to the Director Plan. Options granted under the Director Plan may be exercised solely by the grantee, or in the case of a grantee's death or incapacity, by the grantee's executors, administrators, guardians or other legal representatives, and are not assignable or transferable by such grantee, except for certain permitted transfers subject to the prior consent of the Board of Directors.

EMPLOYEE STOCK PURCHASE PLAN

     In July 1997 the Board of Directors adopted the Stock Purchase Plan, under which a total of 425,000 shares of Common Stock has been reserved for issuance. The Board of Directors has appointed a committee to administer the Stock Purchase Plan. Any employee who has been employed by the Company for 90 days is eligible to participate in offerings under the Stock Purchase Plan.

     The Stock Purchase Plan was initially implemented by an offering of 25,000 shares of Common Stock from October 1, 1997 to December 31, 1997. Pursuant to such offering, 6,240 shares of Common Stock were purchased by participants under the Stock Purchase Plan. The Company anticipates that the Stock Purchase Plan will be further implemented by eight additional semiannual offerings of Common Stock beginning on January 1 and July 1 for each of the years 1998, 1999, 2000 and 2001. The maximum number of shares issued in each semi-annual offering will be 50,000 shares plus the number of unissued shares from prior offerings under the Stock Purchase Plan.

     On the commencement date of each offering under the Stock Purchase Plan, a participating employee will be deemed to have been granted an option to purchase a maximum number of shares of Common Stock equal to (i) the percentage of the employee's base pay that such employee has elected to be withheld (not to exceed 10%), (ii) multiplied by such employee's base pay during the period of such offering and (iii) divided by the lower of 85% of the closing market price of the Common Stock on the applicable offering commencement date or 85% of the closing market price of the Common Stock on the offering termination date. Options held by a participant shall be exercisable only by that participant.

     No employee may be granted options to participate in the Stock Purchase Plan if, as a result of such grant, such employee would (i) own stock or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or (ii) have rights to purchase stock under all employee stock purchase plans of the Company that accrue at a rate in excess of $25,000 in fair market value for any calendar year.

     Unless a participant gives written notice to the Company, such participant's option for the purchase of Common Stock with payroll deductions made during an offering shall be deemed to have been exercised automatically on the offering termination date applicable to such offering, for the purchase of the number of full shares of Common Stock that the accumulated payroll deductions at that time will purchase at the applicable option price. A participant may withdraw payroll deductions credited to his account under the Stock Purchase Plan at any time.

1998 ANNUAL BONUS PLAN

     In January 1998, the Board of Directors adopted the 1998 Annual Bonus Plan, which is administered by the Compensation Committee of the Board of Directors. The Compensation Committee may designate earnout periods and, for each such earnout period, the performance goal, participants, performance award for each such participant and the award percentage of the performance award for each such participant for various degrees of achievement of such performance goal. At the end of each earnout period, based on a comparison of the actual performance of the Company over such earnout period to the applicable performance goal, each participant shall receive a lump-sum cash award within 75 days after the issuance of the Company's audited financial statements corresponding to such earnout period in an amount equal to the performance award designated for such participant for such earnout period multiplied by the award percentage corresponding to the extent to which such performance goal was achieved.

     The Compensation Committee has established (i) the year ended December 31, 1998 as the initial earnout period, (ii) performance goals for such earnout period based on earnings per share, (iii) a performance award for each participant of 100% of the base salary of such participant if the performance goal is fully met, and (iv) award percentages for a portion of the full performance award if certain percentages of the full performance goal are met. Pursuant to their employment agreements (as amended), Messrs. Dunham, Lynn, Robinson and Gaines participate in the 1998 Annual Bonus Plan.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth the number and percentage of the outstanding shares of Common Stock owned beneficially as of the date of this Prospectus by:
(i) each director of the Company, (ii) each named executive officer of the Company, (iii) all directors and executive officers as a group and (iv) Millers Mutual, which is the only shareholder that beneficially owned more than 5% of the Common Stock as of the date of this Prospectus.

                                          BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                            OF COMMON STOCK                           OF COMMON STOCK
                                         PRIOR TO THIS OFFERING      SHARES TO      AFTER THIS OFFERING
                                         ----------------------     BE SOLD IN      --------------------
       NAME OF BENEFICIAL OWNER            SHARES      PERCENT     THIS OFFERING     SHARES      PERCENT
       ------------------------          ----------    --------    -------------    ---------    -------
Millers Mutual.........................  3,866,250       37.7%         650,000(1)   3,216,250(1)  27.0%(1)
  300 Burnett Street
  Fort Worth, Texas 76102-2799
F. George Dunham, III..................    397,667(2)     3.8          105,000        292,667(2)   2.4
Ronald O. Lynn.........................     75,144(3)       *           20,000         55,144(3)     *
Stuart H. Warrington...................    101,498(4)     1.0               --        101,498(4)     *
Robert K. Agazzi.......................     80,405(3)       *               --         80,405(3)     *
Jeffrey W. Robinson....................     75,144(3)       *           25,000         50,144(3)     *
Harry E. Bartel........................      5,500(5)       *               --          5,500(5)     *
R. Earl Cox, III.......................      5,500(5)       *               --          5,500(5)     *
Mitch S. Wynne.........................     24,500(6)       *               --         24,500(6)     *
All directors and executive officers as
  a group (11 individuals).............    801,069(7)     7.3%                        651,069(7)   5.2%

---------------

*    Less than 1%

(1) Assuming exercise in full of the Underwriters' over-allotment option, Millers Mutual will sell 695,000 shares of Common Stock in this offering and will own 3,171,250 shares of Common Stock, constituting 26.0% of the outstanding shares of Common Stock, after this offering.

(2) Includes 378,667 shares of Common Stock (prior to this offering) and 273,667 shares of Common Stock (after this offering) issuable upon exercise of options exercisable within 60 days after the date of this Prospectus.

(3) Includes 75,144 shares of Common Stock (prior to this offering) issuable upon exercise of options exercisable within 60 days after the date of this Prospectus. Includes 55,144, 75,144 and 50,144 shares of Common Stock (after this offering) with respect to Messrs. Lynn, Agazzi and Robinson, respectively, issuable upon exercise of options exercisable within 60 days after the date of this Prospectus.

(4) Includes 96,196 shares of Common Stock issuable upon exercise of options exercisable within 60 days after the date of this Prospectus.

(5) Includes 2,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days after the date of this Prospectus. Does not include options covering additional shares expected to be granted following the annual meeting of shareholders pursuant to the Director Plan. See "Management -- Director Stock Option Plan."

(6) Includes 10,000 shares of Common Stock held in trust, of which Mr. Wynne is trustee for the benefit of certain family members of Mr. Wynne, and 2,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date of this Prospectus. Does not include options covering additional shares expected to be granted following the annual meeting of shareholders pursuant to the Director Plan. See "Management -- Director Stock Option Plan."

(7) Includes 735,741 shares of Common Stock (prior to this offering) and 585,741 shares of Common Stock (after this offering) issuable upon exercise of options exercisable within 60 days after the date of this Prospectus.

                              CERTAIN TRANSACTIONS

BENEFITS ADMINISTRATION CONTRACT

     Effective July 1, 1997, the Company and Millers Mutual entered into a benefits administration contract (the "Benefits Administration Contract") pursuant to which Millers Mutual provides the Company with certain benefits administration services, including payroll, and the Company pays Millers Mutual a service fee of $15,000 per month. The term of the Benefits Administration Contract is three years. Effective January 1, 1998, the Company and Millers Mutual have agreed, subject to approval by the Texas Department of Insurance, to amend the Benefits Administration Contract to provide that the Company shall provide Millers Mutual, rather than Millers Mutual providing to the Company, the benefits administration services specified in the Benefits Administration Contract, and Millers Mutual shall pay the Company a service fee of $15,000 per month.

     The Company and Millers Mutual were parties to a management agreement effective as of January 1, 1996 (the "Management Agreement"), which covered the period July 1, 1995 to June 30, 1997, under which Millers Mutual provided certain management, administrative and support services to and on behalf of the Company, including personnel, legal, banking, investment, financial, payroll, accounting and recordkeeping, marketing and sales, management information and electronic data processing. The Company paid Millers Mutual a monthly fee of $200,000 plus an annual fee equal to a fixed percentage, to be determined annually by mutual agreement of the parties, of the Company's pre-tax income. The Management Agreement has been replaced by the Benefits Administration Contract.

     For 1995 and 1996, the Company paid Millers Mutual management fees of $600,000 and $3.1 million, respectively, under the Management Agreement. For 1997, the Company paid Millers Mutual aggregate service fees of $1.3 million under the Benefits Administration Contract and the Management Agreement.

CLAIMS SERVICE CONTRACTS

     Effective October 1, 1997, the Company, Millers Mutual and Millers Casualty entered into a claims administration services agreement (the "Claims Services Agreement"), which amends and restates the Service Contract (as defined below) in its entirety and provides for the Company to perform claims administration services for and on behalf of Millers Mutual and Millers Casualty. Under the Claims Services Agreement, each of Millers Mutual and Millers Casualty pays a fee per claim administered and a monthly fee for claims open greater than 31 days, both of which are in an amount that depends on the insurance policy line under which a claim is administered, and a fee per hour for the services of consultants and programmers. The term of the Claims Service Agreement is five years, which automatically shall be renewed and extended for successive terms of three years, unless earlier terminated.

     Effective July 1, 1997, the Company, Millers Mutual and Millers Casualty entered into an amended and restated service contract (the "Service Contract"), which provided for the Company to perform claims administration services for and on behalf of Millers Mutual and Millers Casualty. Under the Service Contract, each of Millers Mutual and Millers Casualty paid a monthly service fee to the Company. The Service Contract has been replaced by the Claims Services Agreement.

     The Company, Millers Mutual and Millers Casualty were parties to a service contract, as amended (the "Prior Service Contract") effective as of January 1, 1996, which covered the period July 1, 1995 through November 30, 1996, under which the Company provided claims administration services to Millers Mutual and Millers Casualty for service fees. Effective December 1, 1996, the Prior Service Contract was amended to modify the service fees paid to the Company by each of Millers Mutual and Millers Casualty. The Prior Service Contract was replaced by the Service Contract.

     Millers Mutual and Millers Casualty paid the Company aggregate service fees under the Prior Service Contract of $3.4 million in 1995 and $7.6 million in 1996. In 1997, Millers Mutual and Millers Casualty paid the Company aggregate service fees of $7.2 million under the Claims Service Agreement, the Service Contract and the Prior Service Contract.

     The Company and the Speciality Personal Lines Division of Millers Mutual are parties to a service contract effective as of April 1, 1997 under which the Company provides claims administration services to Millers Mutual with respect to nonstandard auto policies issued by Sun Coast General Insurance Agency ("Sun Coast"). Millers Mutual paid the Company fees for services related to policies issued by Sun Coast of $530,000 in 1995, $1.7 million in 1996 and $3.7 million in 1997.

POLICY SERVICES CONTRACT

     Effective October 1, 1997, the Company, Millers Mutual and Millers Casualty entered into a policy administration services agreement (the "Policy Services Agreement"), which provides for the Company to perform policy administration services for and on behalf of Millers Mutual and Millers Casualty. The term of the Policy Services Agreement is two years, which automatically shall be renewed and extended for successive terms of one year unless earlier terminated. In 1997, Millers Mutual and Millers Casualty paid the Company aggregate service fees of approximately $714,000 under the Policy Services Agreement.

INFORMATION SERVICES CONTRACTS

     Effective October 1, 1997, the Company, Millers Mutual and Millers Casualty entered into a second amended information services contract (the "Second Amended Information Services Contract"), which amends and restates the Information Services Contract (as defined below) in its entirety and provides for the Company to provide certain IT services to Millers Mutual and Millers Casualty, including telecommunications services, hardware services, application software services, system software services, network services and system integration services. Under the Second Amended Information Services Contract, each of Millers Mutual and Millers Casualty pays monthly service fees based on the amount and type of services provided. This monthly service fee is subject to a minimum of $375,000 per month in 1997, $300,000 per month in 1998, and $275,000 per month in 1999 to 2001. In addition, each of Millers Mutual and Millers Casualty pays a fee per hour for modifications by the Company to Company-supplied application software. The term of the Second Amended Information Services Contract is five years, which automatically shall be renewed and extended for successive terms of three years unless earlier terminated. Effective January 1, 1998, the Company, Millers Mutual and Millers Casualty agreed to amend the Second Amended Information Services Contract to provide that the Company shall not charge Millers Mutual or Millers Casualty service fees with respect to policies issued by Millers General Agency, Inc., a third-party managing general agent that is owned and managed by a former officer of Millers Mutual and Millers Casualty.

     Effective July 1, 1997, the Company, Millers Mutual and Millers Casualty entered into an amended and restated information services contract (the "Information Services Contract"), which required the Company to provide certain IT services to Millers Mutual and Millers Casualty, including telecommunications services, hardware services, application software services, system software services, network services and system integration services. The Information Services Contract has been replaced by the Second Amended Information Services Contract.

     The Company, Millers Mutual and Millers Casualty were parties to an information services contract, effective as of October 1, 1996 (the "Services Contract"), under which the Company provided certain IT services. This contract was replaced by the Information Services Contract.

     No fees were paid in 1996. In 1997, Millers Mutual and Millers Casualty paid the Company aggregate service fees of $5.5 million under the Second Amended Information Services Contract, the Information Services Contract and the Services Contract.

OUTSOURCING SERVICES CONTRACTS WITH MILLERS CASUALTY

     Effective May 1, 1997, the Company and Millers Casualty entered into a policy administration services agreement, which was amended by Amendment No. 1, effective October 1, 1997 (the "Policy Administration Services Agreement"), pursuant to which the Company provides policy administration services for Millers Casualty's homeowners line of business in Florida. The term of the Policy Administration Services Agreement is three years, which will automatically renew for successive three-year terms unless terminated by either party. In 1997, Millers Casualty paid the Company aggregate fees of approximately $924,000 under the Policy Administration Services Agreement.

     Effective June 1, 1997, the Company and Millers Casualty entered into a claims administration services agreement (the "Claims Administration Services Agreement") pursuant to which the Company provides claims administration services for Millers Casualty's homeowners line of business in Florida. The term of the Claims Administration Services Agreement is three years, which will automatically renew for successive three-year terms unless terminated by either party. In 1997, Millers Casualty paid the Company aggregate fees of approximately $252,000 under the Claims Administration Services Agreement.

MISCELLANEOUS


     Mr. Bartel, a director of the Company, is a partner with the law firm of Cantey & Hanger, L.L.P., which from time to time provides legal services to the Company.


     As of December 31, 1997, the Company had no outstanding borrowings from Millers Mutual. The largest amount of borrowings from Millers Mutual outstanding since the inception of the Company was $4.3 million.

     In 1993, Millers Mutual licensed SDS software pursuant to a license agreement with SDS. For 1997, 1996 and 1995, Millers Mutual paid SDS (or the Company after the SDS Acquisition) $733,000, $32,000, and $31,000, respectively, for software and software services.

     The Company leases its principal Sheboygan, Wisconsin facility pursuant to a lease dated March 12, 1997 (the "Building Lease"). The building is owned by Riverview, which is controlled by Stuart H. Warrington, a former executive officer of the Company and, effective March 15, 1998, a consultant to the Company. The term of the Building Lease ends February 28, 2007. Pursuant to the Building Lease, Riverview leases to the Company approximately 28,000 square feet of office space at a monthly rate of approximately $21,000 for the first four years, $23,000 for the next five years, and $25,000 for the last year. For the year ended December 31, 1997, the Company paid Riverview approximately $198,000 under the Building Lease.

     The Company leases its approximately 57,000 square foot headquarters in Fort Worth, Texas from Millers Mutual pursuant to a month-to-month rental agreement, effective as of May 1, 1996 (the "Lease"), which provides for monthly rental payments of approximately $25,400. For 1997 and 1996, the Company incurred rental expense of $317,000 and $297,000, respectively, under the Lease. Prior to May 1, 1996, the Company incurred no rental expense for office space provided by Millers Mutual.


     The Board of Directors of Millers Mutual has approved the sale of the building in which the Company headquarters are located to a limited partnership to be formed (the "Partnership"). A 50% interest in the Partnership will be owned by F. George Dunham, III and the remaining 50% interest in the Partnership will be owned in equal parts by Messrs. Bartel, Cox and Wynne. The Company proposes to lease approximately 96,000 square feet of the building from the Partnership for a term of ten years, with one renewal option of five years, at a monthly rental rate of approximately $64,000 for the first five years, $72,000 for the next five years and $81,000 for the five-year renewal period, plus taxes, insurance and maintenance costs. In addition, the Company would have an option, on terms substantially similar to those with respect to the space initially leased by the Company, to expand its leased space in such building in the event Millers Mutual vacates the space that Millers Mutual proposes to lease from the Partnership. The sale of the building to the Partnership and lease back of a portion of the building by Millers Mutual is subject to the approval of the Texas Department of Insurance. The lease of space by the Company has been approved by the Board of Directors and recommended to the shareholders of the Company for approval at the annual meeting of shareholders to be held April 21, 1998. The Company contemplates that, subject to obtaining requisite approvals, the sale of the building to the Partnership and lease of space by the Company from the Partnership will occur on or about May 1, 1998.


     The Company and Millers Mutual are parties to a sublease agreement, dated as of January 1, 1997, pursuant to which Millers Mutual subleases to the Company certain furniture, equipment and other personal property that Millers Mutual has leased from third parties under various equipment leases for the benefit of the Company. The sublease payments by the Company to Millers Mutual under the sublease equal the lease payments by Millers Mutual to the lessors under the respective leases.

     Prior to the Company's initial public offering, Millers Mutual, the Company and the other subsidiaries of Millers Mutual were parties to the Tax Allocation Agreement. Under the Tax Allocation Agreement, Millers Mutual was required to pay the Company an amount equal to any decrease in the income taxes otherwise payable by the Millers Mutual consolidated tax group attributable to any net losses of the Company. Conversely, the Tax Allocation Agreement required the Company to pay to Millers Mutual the amount of any income taxes that the Company would have paid if it had not been included in the Millers Mutual consolidated tax group. For the period from April 28, 1995 through December 31, 1996, the Company received from Millers Mutual approximately $190,000 under the Tax Allocation Agreement. Effective August 23, 1997, the Tax Allocation Agreement was terminated as it related to the Company due to the Company leaving the Millers Mutual consolidated tax group at the time of the Company's initial public offering. The agreement to terminate the Tax Allocation Agreement provides that the Company will indemnify the other members of the Millers Mutual consolidated tax group for any of the group's income taxes and related expenses attributable to the Company and Millers Mutual will indemnify the Company for any income taxes and related expenses attributable to any members of the consolidated tax group other than the Company.

                          DESCRIPTION OF CAPITAL STOCK


     As of the date of this Prospectus, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, of which 11,892,396 shares will be outstanding immediately following this offering (12,192,396 shares if the Underwriters' over-allotment option is exercised in full), and 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of which no shares will be outstanding immediately following this offering. The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Restated Articles and its Bylaws.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted upon by shareholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock in the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company pursuant to this offering will be, upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock will be subject to those of the holders of any shares of Preferred Stock the Company may issue in the future. See "Dividend Policy."

PREFERRED STOCK

     The Board of Directors may from time to time authorize the issuance of one or more classes or series of Preferred Stock without shareholder approval. Subject to the provisions of the Restated Articles and limitations prescribed by law, the Board of Directors is authorized to adopt resolutions to issue the shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions on shares of Preferred Stock, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemp-tion prices, conversion rights and liquidation preferences, in each case without any action or vote by the shareholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series, except as described below and under "Anti-Takeover Considerations -- Rights Agreement" below.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby protect the Company's management. The issuance of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the trading price of the Common Stock.

     The Board of Directors has authorized 300,000 shares of Series A Junior Preferred Stock, par value $1.00 per share ("Series A Preferred Stock"), in connection with the authorization and declaration of the Rights (as defined below). Each holder of Series A Preferred Stock will be entitled to 100 votes for each share on all matters voted upon by the shareholders, except as provided in the Restated Articles. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment, out of funds legally available therefor, of the greater of: (i) $1.00 per share or (ii) 100 times the dividend declared per share of Common Stock. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, no distribution may be made to holders of Common Stock (or other shares of capital stock ranking junior to Series A Preferred Stock) unless the holders of Series A Preferred Stock shall have received an amount per share equal to the greater of:
(i) $100 per share, plus accrued and unpaid dividends, or (ii) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of Common Stock. Shares of Series A Preferred Stock are not subject to any redemption provisions.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


     Under the Restated Articles, upon completion of this offering there will be 35,589,990 shares of Common Stock (assuming the Underwriters' over-allotment option is not exercised and excluding an aggregate of 2,517,614 shares reserved for issuance under the Stock Option Plan, the Director Plan and the Stock Purchase Plan) and 1,000,000 shares of Preferred Stock available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate acquisitions. The Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock (other than shares of Common Stock issuable under the Stock Option Plan, the Director Plan and the Stock Purchase Plan and as described under "Anti-Takeover Considerations -- Rights Agreement" below).


SPECIAL PROVISIONS OF THE RESTATED ARTICLES, THE BYLAWS AND TEXAS LAW

     The Texas Miscellaneous Corporation Laws Act (the "Texas Miscellaneous Laws") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duty as directors except for liability of a director resulting from: (i) a breach of such director's duty of loyalty to the corporation or its shareholders, (ii) an act or omission that is not in good faith or that involves intentional misconduct or a knowing violation of laws,
(iii) a transaction from which the director received an improper personal benefit or (iv) an act or omission for which the liability of the director is expressly provided by an applicable statute. The Restated Articles limit the liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its shareholders to the fullest extent permitted by the Texas Miscellaneous Laws. The inclusion of this provision in the Restated Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders from suing directors for breach of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its shareholders. The inclusion of such provisions in the Restated Articles together with a provision requiring the Company to indemnify its directors, officers and certain other individuals against certain liabilities, is intended to enable the Company to attract qualified persons to serve as directors who might otherwise be reluctant to do so. The Commission has taken the position that personal liability of directors for violations of the federal securities laws cannot be limited and that indemnification by the issuer for such violations is unenforceable.

     The Company has entered into separate indemnification agreements with each of its directors that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under the TBCA and advance their expenses incurred as a result of any proceeding against them for which they could be indemnified, obtain directors' and officers' insurance or maintain self-insurance in lieu thereof.

     Under the TBCA, the board of directors of a corporation has the power to amend and repeal the corporation's bylaws unless the corporation's articles of incorporation reserve the power exclusively to the shareholders or a particular bylaw expressly provides that the board of directors may not amend or repeal the bylaw. The Restated Articles give the Board of Directors the power to amend and repeal the Company's Bylaws. The Company's Restated Articles and Bylaws also provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

ANTI-TAKEOVER CONSIDERATIONS

     Anti-Takeover Statute. On September 1, 1997, the Company became subject to newly-enacted Part 13 of the TBCA ("Part 13"), which subject to certain exceptions, prohibits a Texas public corporation (as defined) from engaging in any "business combination" with an "affiliated shareholder" for three years following the date that such shareholder became an affiliated shareholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder or (ii) the business combination is authorized at a meeting of shareholders called not less than six months after such date by the affirmative vote of at least two-thirds of the outstanding voting shares not owned by the affiliated shareholder.

     Part 13 generally defines a "business combination" to include: (i) any merger, share exchange or conversion involving the corporation and the affiliated shareholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to the affiliated shareholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the affiliated shareholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate ownership percentage of the stock of any class or series of the corporation beneficially owned by the affiliated shareholder, (v) any receipt by the affiliated shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or (vi) any adoption of a plan or proposal for the liquidation or dissolution of the corporation proposed by, or pursuant to any agreement or understanding with, an affiliated shareholder. In general, Part 13 defines an "affiliated shareholder" as any entity or person beneficially owning 20% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Because Millers Mutual has continuously owned since prior to December 31, 1996 more than 20% of the outstanding Common Stock, business combination transactions between Millers Mutual and the Company would not be subject to these restrictions. The provisions of Part 13 could have the effect of delaying, deferring or preventing a change of control of the Company even if a change of control were in the shareholders' interests.

     Classified Board of Directors. The Restated Articles provide for the Board of Directors to be divided into three classes serving staggered three-year terms. The term of office of the first class of directors will expire at the 1998 annual meeting of shareholders, the term of office of the second class will expire at the 1999 annual meeting of shareholders and the term of office of the third class will expire at the 2000 annual meeting of shareholders. The terms of office of the current directors of the Company are set forth herein under "Management -- Directors and Executive Officers."

     At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. As holders of

Common Stock will have no right to cumulative voting for the election of directors, at each annual meeting of shareholders Millers Mutual, as the controlling shareholder of the Company, will likely be able to elect a majority of the successors of the class of directors whose term expires at that meeting. In addition, the staggered terms for directors may affect the shareholders' ability to change control of the Company even if a change of control were in the shareholders' interests.

     Shareholder Action. If provided for in the articles of incorporation, the TBCA permits shareholder action without a meeting, without prior notice, and without a vote, upon the written consent of less than all of the holders of outstanding stock. The Restated Articles prohibit shareholder action without a meeting, except by unanimous written consent. The Company's Bylaws provide that special meetings of the shareholders may be called only by the President, Chairman of the Board, a majority of the Board of Directors or the holders of at least 10% of all shares entitled to vote at the proposed meeting. These provisions could have the effect of delaying, deferring or preventing a change of control of the Company even if a change of control were in the shareholders' interests.

     Rights Agreement. The Board of Directors has authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock of the Company to the sole shareholder as of the date of the adoption of the Rights Agreement (as defined below). One Right will thereafter be issued for each share of Common Stock that becomes outstanding between the date of adoption of the Rights Agreement and the earliest of the Distribution Date (as defined below), the Final Expiration Date (as defined below), and the date the Rights are redeemed. Except as described below, each Right represents the right to purchase from the Company one one-hundredth ( 1/100) of a share of Series A Junior Preferred Stock, par value $1.00 per share (the "Preferred Shares"), at a price of $40.00 (the "Exercise Price"), subject to adjustment. The mechanics of such adjustment, the timing of the exercise of the Rights, and the description, terms and preferences of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and U.S. Trust Company of Texas, N.A., as Rights Agent. A copy of a form of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this Prospectus is a part. This summary of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     The Rights will be evidenced by the Common Stock certificates and not by separate certificates until the earlier of: (i) ten days following a public announcement that a person or group of affiliated or associated persons, with certain limited exceptions (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of capital stock of the Company representing 15% or more of the voting power of the Company (the "Stock Acquisition Date") or (ii) ten business days (or such later date as may be determined by action of the Board of Directors upon approval by a majority of the Continuing Directors (as defined below), prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of capital stock of the Company representing 15% or more of the voting power of the Company (such date being called the "Distribution Date").

     Until the Distribution Date: (i) the Rights shall be transferred with, and only with, the Common Stock and (ii) the transfer of any Common Stock certificates shall also constitute the transfer of the Rights associated therewith. Following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to the record holders of Common Stock as of the close of business on the Distribution Date, and thereafter such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date, and will expire upon the earliest of: (i) the close of business on the tenth anniversary of the adoption of the Rights Agreement (the "Final Expiration Date"), (ii) the redemption of the Rights by the Company as described below, (iii) the date on which such Rights expire pursuant to the Rights Agreement or (iv) the exchange of the Rights by the Company as described below.

     A person generally will not become an Acquiring Person under the Rights Agreement if such person is: (i) the Company, (ii) a subsidiary of the Company,
(iii) an employee benefit plan or employee stock plan of the Company or of a subsidiary of the Company, (iv) Millers Mutual or an affiliate or associate of Millers

Mutual, (v) F. George Dunham, III, or any of the members of his family or certain trusts, estates or other entities created for their benefit or controlled by them, (vi) an "Exempt Person" (as defined in the Rights Agreement) as designated by the Board of Directors or (vii) an Acquiring Person solely by reason of (A) obtaining 15% or more of the voting power of the Company through transactions approved by a majority of the Board of Directors and Continuing Directors before such person or group became an Acquiring Person or (B) a reduction in the number of shares of voting stock of the Company pursuant to a transaction approved by a majority of the Board of Directors and Continuing Directors.

     Unless the Rights are earlier redeemed, in the event that a person or group becomes the beneficial owner of capital stock of the Company representing 15% or more of the voting power of the Company (other than pursuant to a tender or exchange offer for all outstanding shares of Common Stock of the Company approved by a majority of the Board of Directors and Continuing Directors), each holder of Rights will thereafter have the right to exercise its Rights and to receive, upon payment of the Exercise Price (as adjusted), for each of its Rights, such number of shares of Common Stock of the Company (or in certain circumstances, cash, property or other securities of the Company) as shall have a value equal to twice the Exercise Price. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation the right to vote or to receive dividends. Notwithstanding anything to the contrary, however, following the time that a person becomes an Acquiring Person, any Rights that are beneficially owned by such Acquiring Person or by a transferee of such Acquiring Person shall automatically become null and void.

     The Exercise Price payable and the number of Preferred Shares, shares of Common Stock or other securities or property issuable upon exercise of a Right, and the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution. In addition, if at any time on or after the Distribution Date the Company is merged into or consolidates with another person and the Company does not survive such merger or consolidation or all or part of the shares of Common Stock are in connection with such merger or consolidation exchanged for securities of another person, or the Company or one or more of the subsidiaries of the Company transfers to any other person 50% or more of the assets or earning power of the Company and the subsidiaries, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current Exercise Price of the Right, common stock of the applicable issuer or the surviving company having a value equal to twice the Exercise Price of the Right.

     Upon the exercise of a Right, the Company will not be required to issue fractional Preferred Shares (other than fractions in multiples of one one-hundredth of a Preferred Share), and in lieu thereof may issue depositary receipts evidencing fractions of such shares or cash based on the Fair Market Value (as defined in the Rights Agreements) of Preferred Shares.

     At any time after the date of the Rights Agreement until the earlier of ten days after the Stock Acquisition Date or the Final Expiration Date, the Company may, upon approval by a majority of the Board of Directors and Continuing Directors, redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), subject to adjustment. The Redemption Price may, at the option of the Company, be paid in cash, shares of Preferred Stock or shares of Common Stock. The Rights will thereupon terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by any such person or group of 50% or more of the voting power of the Company, the Board of Directors (with the approval of a majority of the Continuing Directors) may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock or other consideration having equivalent value) per Right, subject to adjustment.

     As long as the Rights are redeemable, the provisions of the Rights Agreement may be amended by the Company without the approval of any holders of the Rights. Any amendment adopted thereafter may not materially adversely affect the interests of holders of the Rights.

     For purposes of the Rights Agreement, a "Continuing Director" means any member of the Board of Directors who is not an Acquiring Person or an affiliate or associate of an Acquiring Person, or a representative or nominee of an Acquiring Person or any such affiliate or associate and who either (i) was a member of the Board of Directors on the date the Rights Agreement was adopted or (ii) subsequently became a member of the Board of Directors and whose nomination for election or election to the Board was recommended or approved by a majority of the Continuing Directors then on the Board of Directors.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company other than pursuant to a tender offer or other transaction approved by the Board of Directors. The Rights, however, provide the Board of Directors and the Acquiring Person a ten-day period to negotiate such a merger or consolidation before the Rights become exercisable. If an acceptable arrangement is reached within this period, the Board of Directors may redeem all of the Rights.

     Preferred Stock. The Restated Articles permit the Company's Board of Directors to issue Preferred Stock at any time without shareholder approval. See "-- Preferred Stock" and "-- Certain Effects of Authorized but Unissued Stock."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING


     Subject to the terms and conditions of an Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the price to public less the underwriting discounts and commissions set forth on the cover page of this Prospectus:



                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Raymond James & Associates, Inc. ...........................  1,265,000
NationsBanc Montgomery Securities LLC.......................    805,000
Southwest Securities, Inc. .................................    230,000
                                                              ---------
          Total.............................................  2,300,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to certain conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are to be purchased.


     The Underwriters propose to offer part of the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price that represents a concession not in excess of $1.09 per share under the price to public. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the offering of the shares to the public, the offering price and other selling terms may be changed by the Underwriters. The Underwriters have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.



     The Company and Millers Mutual have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 345,000 additional shares of Common Stock, at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company and Millers Mutual will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise their option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares that the Underwriters have agreed to purchase from the Company and the Selling Shareholders are being offered.


     This offering of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.


     Raymond James & Associates, Inc. and Southwest Securities, Inc. currently make a market in the Common Stock. Although it has no obligation to do so, NationsBanc Montgomery Securities LLC currently intends to make a market in the Common Stock and may otherwise effect transactions in the Common Stock. Such market-making activity may be discontinued at any time. During the period beginning at the close of the market on March 25, 1998 and ending upon the completion of each Underwriter's distribution of the shares of Common Stock in this offering (including the distribution of any shares of Common Stock received upon the exercise of the Underwriters' over-allotment option), rules of the Commission will limit the ability of each such Underwriter to bid for and purchase shares of Common Stock. During this period, any market making by any such Underwriter will be limited to passive market making on the Nasdaq National Market. Passive market making consists of displaying bids and effecting transactions in a security at a price that is not in excess of the highest bid price for the security that is displayed by a market maker who is not an Underwriter or affiliated purchaser. New purchases on each day by a passive market maker are limited to 30% of the average daily trading volume in the security during a certain period.



     Until the distribution of Common Stock in this offering is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce the short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discouraged resales of any security. Neither the Company, any Selling Shareholder nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, any Selling Shareholder nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.



     The Selling Shareholders and certain officers and directors of the Company, which upon consummation of this offering will own or have the right to acquire in the aggregate 3,934,163 shares of Common Stock, have agreed that they will not, without the prior written consent of Raymond James & Associates, Inc., sell, offer to sell, contract to sell or otherwise transfer or dispose of any shares of Common Stock (other than the shares offered by the Selling Shareholders in this offering), options, rights or warrants to acquire shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock, during the 90-day period commencing on the date of this Prospectus, except that the Company may issue shares of Common Stock under the Stock Purchase Plan and upon exercise of options outstanding under the Stock Option Plan and the Director Plan and may grant additional options under the Stock Option Plan and the Director Plan, provided that without the prior written consent of Raymond James & Associates, Inc., such additional options shall not be exercisable during such period.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain civil liabilities, including liabilities under the Securities Act.


     In the ordinary course of their respective businesses, Raymond James & Associates, Inc., NationsBanc Montgomery Securities LLC and Southwest Securities, Inc. have provided, and in the future may provide, investment banking services for the Company. NationsBanc Montgomery Securities LLC is an affiliate of NationsBank. The Company and NationsBank are parties to the NationsBank Facility. See "SDS Acquisition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of
INSpire -- Liquidity and Capital Resources." In the ordinary course of business, NationsBank or its affiliates have provided, and in the future may provide, securities brokerage and commercial banking services to the Company from time to time.

     The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the form of Underwriting Agreement that is on file as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas. Certain matters will be passed upon for the Underwriters by Thompson & Knight, A Professional Corporation, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company as of and for the years ended December 31, 1997, and 1996 and for the period April 28, 1995 (date of inception) through December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, and have been so included in reliance upon the opinion of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of SDS and subsidiary as of March 11, 1997 and for the period January 1, 1997 through March 11, 1997 and as of and for the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, and have been so included in reliance upon the opinion of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") two Registration Statements on Form S-1 (Nos. 333-47413 and 333-48747) (the "Registration Statements") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering and sale of Common Stock. This Prospectus does not contain all the information set forth in the Registration Statements and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statements and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements, each such statement being qualified in all respects by such reference. The Company is also subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Commission. The Company has been subject to such requirements of the Exchange Act for less than 12 months. A copy of the Registration Statements and such reports, proxy and information statements, and other information, to the extent the Company has filed such reports, proxy and information statements, and other information under the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its following regional offices: Suite 788, 1375 Peachtree St. N.E., Atlanta, Georgia 30367; Northwestern Atrium Center, 500
W. Madison Street, Suite 1400, Chicago, Illinois 60621-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's Internet world wide web site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
PRO FORMA CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

Pro Forma Condensed Financial Information...................  F-2
Pro Forma Condensed Statement of Operations.................  F-3
Notes to Pro Forma Condensed Statement of Operations........  F-4

INSPIRE INSURANCE SOLUTIONS, INC. FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-5
Financial Statements:
  Balance Sheets............................................  F-6
  Statements of Operations..................................  F-7
  Statements of Shareholders' Equity........................  F-8
  Statements of Cash Flows..................................  F-9
  Notes to Financial Statements.............................  F-10

STRATEGIC DATA SYSTEMS, INC. CONSOLIDATED FINANCIAL
  STATEMENTS

Independent Auditors' Report................................  F-23
Consolidated Financial Statements:
  Consolidated Balance Sheets...............................  F-24
  Consolidated Statements of Operations.....................  F-25
  Consolidated Statements of Shareholders' Equity...........  F-26
  Consolidated Statements of Cash Flows.....................  F-27
  Notes to Consolidated Financial Statements................  F-28

                   PRO FORMA CONDENSED FINANCIAL INFORMATION

INTRODUCTION

     The accompanying unaudited pro forma condensed statement of operations for the year ended December 31, 1997 reflects: (i) the acquisition of Strategic Data Systems, Inc. ("SDS") using the purchase method of accounting as if the acquisition of SDS, which occurred on March 12, 1997, had occurred on January 1, 1997 and (ii) the results of operations of INSpire Insurance Solutions, Inc. (the "Company") as if the Company had operated on an independent basis separate from The Millers Mutual Fire Insurance Company ("Millers Mutual") since January 1, 1997.

     The unaudited pro forma condensed statement of operations is based on currently available information and does not purport to represent what the Company's results of operations would have been if the events referred to above had occurred on January 1, 1997, or to project the Company's results of operations for any future periods.

     The unaudited pro forma condensed statement of operations should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of INSpire," "Management's Discussion and Analysis of Financial Condition and Results of Operations of SDS," the Company's Financial Statements and SDS's Consolidated Financial Statements.

            PRO FORMA CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                INSPIRE         STRATEGIC
                                               INSURANCE          DATA                     PRO FORMA
                                            SOLUTIONS, INC.   SYSTEMS, INC.   COMBINED    ADJUSTMENTS   PRO FORMA(a)
                                            ---------------   -------------   ---------   -----------   ------------
Revenues:
  Outsourcing services....................     $  32,458         $   --       $  32,458     $    --      $  32,458
  Software and software services..........        21,101          4,840          25,941          --         25,941
  Other...................................         3,010            572           3,582          --          3,582
                                               ---------         ------       ---------     -------      ---------
          Total revenues..................        56,569          5,412          61,981                     61,981
Operating expenses........................        56,036          5,049          61,085         700(b)      60,868
                                                                                             (1,110)(c)
                                                                                                233(d)
                                                                                                184(e)
                                                                                                (20)(f)
                                                                                               (204)(g)
Operating income..........................           533            363             896                      1,113
Interest income...........................           332             24             356         (84)(h)        272
Other income..............................         1,652                          1,652                      1,652
                                               ---------         ------       ---------                  ---------
Income from operations before income
  taxes...................................         2,517            387           2,904                      3,037
Income tax benefit (expense)..............          (801)          (156)           (957)        (48)(i)     (1,005)
                                               ---------         ------       ---------                  ---------
Net income................................     $   1,716         $  231       $   1,947                  $   2,032
                                               =========         ======       =========                  =========
Net income per share (basic)..............     $    0.21                                                 $    0.25
                                               =========                                                 =========
Net income per share (diluted)............     $    0.20                                                 $    0.23
                                               =========                                                 =========
Weighted average shares (basic)...........     8,137,370                                                 8,137,370
Weighted average shares (diluted).........     8,782,497                                                 8,782,497

                            See accompanying notes.

        NOTES TO PRO FORMA CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

(a) See the Introduction to Pro Forma Condensed Financial Information.

(b) Represents compensation for finance, administrative, executive and marketing employees to perform services performed by Millers Mutual pursuant to a management agreement.

(c) Reflects the net reduction in the management fee charged to the Company by Millers Mutual resulting from the recognition of additional compensation for employees to perform services provided by Millers Mutual pursuant to a management agreement.

(d) Reflects the amortization of $6,000,000 of purchased software associated with the acquisition of SDS.

(e) Represents the amortization of goodwill associated with the acquisition of SDS.

(f) Represents previously recorded amortization of goodwill by SDS resulting from the acquisition of Applied Quoting Systems, Inc.

(g) Reflects the elimination of amortization of software production expenses capitalized by SDS as a result of conforming its software production expense capitalization policy to that of the Company.

(h) Represents the effect of interest expense associated with the debt incurred in conjunction with the acquisition of SDS, offset by the elimination of certain interest expense associated with mortgage debt not assumed in the acquisition of SDS.


(i) Income tax is calculated at an incremental tax rate of 36%.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
INSpire Insurance Solutions, Inc.
Fort Worth, Texas

     We have audited the accompanying balance sheets of INSpire Insurance Solutions, Inc. (formerly Millers Integrated Claims Resources, Inc. and MiliRisk, Inc.) as of December 31, 1996 and 1997, and the related statements of operations, shareholders' equity, and cash flows for the period April 28, 1995 (date of inception) through December 31, 1995, and the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of INSpire Insurance Solutions, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the period April 28, 1995 (date of inception) through December 31, 1995, and the years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Fort Worth, Texas
January 19, 1998

                       INSPIRE INSURANCE SOLUTIONS, INC.

                                 BALANCE SHEETS

                                                                      DECEMBER 31,
                                                               --------------------------
                                                                  1996           1997
                                                               -----------    -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   363,398    $28,039,323
  Accounts receivable, net..................................     1,168,148     10,976,672
  Income taxes receivable...................................       339,571        149,041
  Deferred income taxes.....................................            --      1,434,000
  Prepaid expenses and other current assets.................       140,950      1,727,876
                                                               -----------    -----------
          Total current assets..............................     2,012,067     42,326,912
Accounts receivable, excluding current portion..............            --         74,258
Property and equipment, net.................................     3,219,892      6,029,973
Intangibles and other assets................................            --     17,039,634
                                                               -----------    -----------
TOTAL.......................................................   $ 5,231,959    $65,470,777
                                                               ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable..............................................   $ 2,500,000    $        --
  Accounts payable..........................................     1,066,013        834,418
  Accrued payroll and compensation..........................            --        633,252
  Other accrued expenses....................................            --      1,485,543
  Unearned revenue..........................................            --      2,626,624
  Deferred compensation.....................................            --      2,699,000
  Income taxes payable......................................            --      3,063,000
  Current portion of long-term debt.........................            --        609,658
  Due to shareholder........................................       995,706             --
                                                               -----------    -----------
          Total current liabilities.........................     4,561,719     11,951,495
                                                               -----------    -----------
Deferred compensation.......................................            --      1,657,017
Long-term debt..............................................            --        373,151
Deferred income taxes.......................................        64,000      2,723,000
Commitments and contingencies (Note 15).....................            --             --
SHAREHOLDERS' EQUITY:
  Preferred stock, $1.00 par value; 1,000,000 shares
     authorized, none issued and outstanding................            --             --
  Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding in 1996; 50,000,000
     shares authorized and 10,191,250 shares issued and
     outstanding in 1997....................................             1        101,913
  Additional paid-in capital................................     2,383,417     48,725,299
  Accumulated deficit.......................................    (1,777,178)       (61,098)
                                                               -----------    -----------
Total shareholders' equity..................................       606,240     48,766,114
                                                               -----------    -----------
TOTAL.......................................................   $ 5,231,959    $65,470,777
                                                               ===========    ===========

                See accompanying notes to financial statements.

                       INSPIRE INSURANCE SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                     PERIOD APRIL 28,
                                                       1995 THROUGH       YEAR ENDED DECEMBER 31,
                                                       DECEMBER 31,      --------------------------
                                                           1995             1996           1997
                                                     ----------------    -----------    -----------
REVENUES:
  Outsourcing services.............................    $ 3,907,108       $13,653,003    $32,458,600
  Software and software services...................             --                --     21,100,899
  Other............................................             --                --      3,009,960
                                                       -----------       -----------    -----------
          Total revenues...........................      3,907,108        13,653,003     56,569,459
                                                       -----------       -----------    -----------
EXPENSES:
  Cost of outsourcing services.....................      4,884,641        10,543,077     20,797,969
  Cost of software and software services...........             --                --     10,680,787
  Cost of other revenues...........................             --                --      2,413,170
  Selling, general and administrative..............             --                --      8,714,192
  Research and development.........................             --                --      1,190,114
  Depreciation and amortization....................         33,070           786,768      4,001,260
  Purchased research and development...............             --                --      3,000,000
  Deferred compensation............................             --                --      3,949,000
  Management fees to shareholder...................        600,000         3,100,000      1,290,000
                                                       -----------       -----------    -----------
          Total expenses...........................      5,517,711        14,429,845     56,036,492
                                                       -----------       -----------    -----------
OPERATING INCOME (LOSS)............................     (1,610,603)         (776,842)       532,967
OTHER INCOME (EXPENSE):
  Interest income..................................             --                --        680,508
  Interest expense.................................             --            (2,245)      (348,007)
  Other............................................             --                --      1,651,830
                                                       -----------       -----------    -----------
          Total other income (expense).............             --            (2,245)     1,984,331
                                                       -----------       -----------    -----------
INCOME (LOSS) BEFORE INCOME TAX....................     (1,610,603)         (779,087)     2,517,298
INCOME TAX BENEFIT (EXPENSE).......................        348,624           263,888       (801,218)
                                                       -----------       -----------    -----------
NET INCOME (LOSS)..................................    $(1,261,979)      $  (515,199)   $ 1,716,080
                                                       ===========       ===========    ===========
NET INCOME (LOSS) PER SHARE (BASIC)................    $     (0.18)      $     (0.07)   $      0.21
                                                       ===========       ===========    ===========
NET INCOME (LOSS) PER SHARE (DILUTED)..............    $     (0.16)      $     (0.07)   $      0.20
                                                       ===========       ===========    ===========

                See accompanying notes to financial statements.

                       INSPIRE INSURANCE SOLUTIONS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
  FOR THE PERIOD APRIL 28, 1995 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995
                 AND THE YEARS ENDED DECEMBER 31, 1996 AND 1997

                                                      ADDITIONAL
                                           COMMON       PAID-IN      ACCUMULATED
                                           STOCK        CAPITAL        DEFICIT         TOTAL
                                          --------    -----------    -----------    -----------
Issuance of 100 shares of common stock
  at inception..........................  $      1    $       999    $        --    $     1,000
Shareholder's contribution of fixed
  assets................................        --      2,382,418             --      2,382,418
Net loss................................        --             --     (1,261,979)    (1,261,979)
                                          --------    -----------    -----------    -----------
Balance, December 31, 1995..............         1      2,383,417     (1,261,979)     1,121,439
Net loss................................        --             --       (515,199)      (515,199)
                                          --------    -----------    -----------    -----------
Balance, December 31, 1996..............         1      2,383,417     (1,777,178)       606,240
Shareholder's contribution of fixed
  assets................................        --      1,308,191             --      1,308,191
Shareholder's contribution of additional
  paid-in capital.......................        --     10,500,000             --     10,500,000
Stock dividends to shareholder of
  6,999,900 shares......................    69,999        (69,999)            --             --
Initial public offering of 3,191,250
  shares................................    31,913     34,603,690             --     34,635,603
Net income..............................        --             --      1,716,080      1,716,080
                                          --------    -----------    -----------    -----------
Balance, December 31, 1997..............  $101,913    $48,725,299    $   (61,098)   $48,766,114
                                          ========    ===========    ===========    ===========

                See accompanying notes to financial statements.

                       INSPIRE INSURANCE SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                             PERIOD APRIL 28,
                                                               1995 THROUGH        YEAR ENDED DECEMBER 31,
                                                               DECEMBER 31,      ---------------------------
                                                                   1995             1996            1997
                                                             ----------------    -----------    ------------
OPERATING ACTIVITIES:
  Net income (loss)........................................    $(1,261,979)      $  (515,199)   $  1,716,080
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation and amortization..........................         33,070           786,768       4,001,260
    Deferred income taxes..................................        126,500           (62,500)     (2,429,531)
    Purchased research and development.....................             --                --       3,000,000
    Gain on sale of subsidiary.............................             --                --      (1,634,291)
    Loss on sales of property and equipment................          8,348            12,639              --
    Change in operating assets and liabilities (net of
      effects of the acquisition):
      Accounts receivable..................................             --        (1,168,148)     (5,744,286)
      Income taxes receivable..............................       (475,124)          135,553         190,530
      Prepaid expenses and other current assets............             --          (140,950)     (1,334,926)
      Other assets.........................................             --                --        (468,530)
      Accounts payable.....................................             --         1,066,013      (1,766,791)
      Accrued payroll and compensation.....................             --                --        (324,320)
      Other accrued expenses...............................             --                --       1,222,702
      Unearned revenue.....................................             --                --       1,310,315
      Income taxes payable.................................             --                --       2,821,062
      Deferred compensation................................      1,569,108          (573,402)      3,949,000
                                                               -----------       -----------    ------------
Net cash provided by (used in) operating activities........            (77)         (459,226)      4,508,274
                                                               -----------       -----------    ------------
INVESTING ACTIVITIES:
  Proceeds from sales of property and equipment............         23,039            67,494              --
  Proceeds from sale of subsidiary, net of cash
    relinquished...........................................             --                --       2,499,262
  Purchase of software license agreement...................             --                --      (1,623,750)
  Purchases of property and equipment......................         (2,094)       (1,766,738)     (2,060,125)
  Capitalized research and development costs...............             --                --        (819,105)
  Acquisition of subsidiary, net of cash acquired..........             --                --     (17,118,849)
                                                               -----------       -----------    ------------
Net cash provided by (used in) investing activities........         20,945        (1,699,244)    (19,122,567)
                                                               -----------       -----------    ------------
FINANCING ACTIVITIES:
  Proceeds from borrowings.................................             --         2,500,000       8,677,503
  Repayment of borrowings..................................             --                --     (10,792,589)
  Repayment of borrowings to shareholder...................             --                --        (995,706)
  Contribution from shareholder............................             --                --      10,500,000
  Issuance of common stock, net of issuance costs paid.....          1,000                --      34,635,603
  Bank overdrafts..........................................             --                --         265,407
                                                               -----------       -----------    ------------
Net cash provided by financing activities..................          1,000         2,500,000      42,290,218
                                                               -----------       -----------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS..................         21,868           341,530      27,675,925
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...........             --            21,868         363,398
                                                               -----------       -----------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................    $    21,868       $   363,398    $ 28,039,323
                                                               ===========       ===========    ============
SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid..........................................    $        --       $     2,245    $    360,083
                                                               ===========       ===========    ============
    Income taxes refunded..................................    $        --       $   336,939    $     48,686
                                                               ===========       ===========    ============
    Noncash investing activities -- contribution of fixed
      assets from shareholder..............................    $ 2,382,418       $        --    $  1,308,191
                                                               ===========       ===========    ============

                See accompanying notes to financial statements.

                       INSPIRE INSURANCE SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General -- INSpire Insurance Solutions, Inc. ("INSpire" or the "Company") (formerly Millers Integrated Claims Resources, Inc. and MiliRisk, Inc.) is a provider of policy and claims administration and information technology outsourcing services to the property and casualty ("P&C") insurance industry. The Company also develops, markets, licenses and supports computer software and related services to the P&C insurance industry. The Company sells its products directly to the customer. The majority of sales are in North America. Prior to the initial public offering of common stock on August 22, 1997, the Company was a wholly-owned subsidiary of The Millers Mutual Fire Insurance Company ("Millers Mutual").

     SDS Acquisition -- On March 12, 1997, the Company acquired all of the outstanding shares of common stock of Strategic Data Systems, Inc. and subsidiary ("SDS") for an aggregate cash purchase price of $18.0 million, subject to adjustment as provided in the purchase agreement and costs and expenses of approximately $325,000. The acquisition was funded by a $10.5 million capital contribution from Millers Mutual along with borrowings under a revolving line of credit and term loan from a bank.

     The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values. As of the acquisition date, assets acquired and liabilities assumed were as follows (in thousands):

Purchase price..............................................  $ 18,325
Fair values of net assets acquired:
  Software..................................................     6,000
  Purchased research and development........................     3,000
  Fair value of tangible assets acquired....................    10,832
  Liabilities...............................................   (10,786)
                                                              --------
                                                                 9,046
                                                              --------
Goodwill....................................................  $  9,279
                                                              ========

     The amount assigned to purchased research and development was charged against operating results at the time of acquisition.

     SDS was merged into the Company on July 1, 1997. The operating results of the acquired business are included from March 12, 1997, the date of acquisition. Unaudited pro forma data reflecting results of the Company as if the acquisition was effective at the beginning of 1996 follows (in thousands, except per share data):

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              ----------    ----------
Total revenues..............................................  $   37,317    $   61,981
Operating income............................................         397         1,113
Net income..................................................         148         2,049
Net income per share (basic)................................        0.02          0.25
Net income per share (diluted)..............................        0.02          0.23
Weighted average shares (basic).............................   7,000,000     8,137,370
Weighted average shares (diluted)...........................   7,749,221     8,782,497

     Pro forma results are unaudited and are based on historical results, adjusted for the impact of certain acquisition related adjustments, such as: increased depreciation of property and equipment, the amortization of goodwill, acquired software and other intangible assets and the related income tax effects. Pro forma results

                       INSPIRE INSURANCE SOLUTIONS, INC.

do not reflect any synergies that might be achieved from combined operations and, therefore, in management's opinion, are not indicative of what actual results would have been if the acquisitions had occurred at the beginning of 1996. In addition, they are not intended to be a projection of future results.

     The management fee historically paid by the Company was determined by management to be reasonable based on an allocation of total projected common costs of Millers Mutual and its subsidiaries allocated based on projected revenues. As a result of the acquisition of SDS, including its existing finance, administrative, executive and marketing infrastructure, and the addition of other personnel, the Company is able to provide internally most of the services previously provided by Millers Mutual.

     The net effect of the pro forma adjustments to reflect: (i) differences between the fees paid under the management agreement in place between the Company and Millers Mutual through June 30, 1997 and the benefits administration contract effective July 1, 1997, (ii) the additional costs that would have been incurred by the Company for compensation of finance, administrative, executive and marketing personnel to perform services provided by Millers Mutual on behalf of the Company if the management agreement had not been in place and (iii) the related income tax effects for the years ended December 31, 1996 and 1997 was to increase net income as reported in the Statements of Operations by approximately $1,223,000 and $250,000, respectively. The effect of these pro forma adjustments was to increase pro forma net income per share (basic) for the years ended December 31, 1996 and 1997 by $0.09 and $0.04, respectively and to increase pro forma net income per share (diluted) for the years ended December 31, 1996 and 1997 by $0.09 and $0.03, respectively.

     Property and Equipment -- The Company records property and equipment at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method based on the related assets estimated useful lives which range from three to seven years. Leasehold expenses are amortized over the lease term or the estimated useful life, whichever is less. Repairs and maintenance are charged to operating expenses as incurred.

     Revenue Recognition -- Revenues from outsourcing services are recognized as services are rendered. The Company is typically paid a percentage of premiums for policy administration services, a percentage of premiums or claims paid for claims administration services and a percentage of premiums subject to a minimum fee for information technology services. Outsourcing services contracts generally are for terms of two to five years. Due to the ongoing nature of these services and the length of the terms of service contracts, outsourcing services generate recurring revenues. Initial installations of software systems generally include a one-time license fee and a contract for the installation and customization of the system to meet the customer's specifications, which the Company bills at an hourly rate. Amounts charged for the initial license and the installation and customization of systems are recognized as revenue during the installation period in proportion to the hours expended for installation compared to the total hours projected for installation. In other instances, revenues are recognized based on performance milestones specified in the contract. The Company recognizes the annual fee charged for maintenance of the customer's system as revenue as hours are expended over the maintenance contract period. Revenues from computer hardware and equipment sales, included in other revenues, are recognized when the Company receives notification that the equipment has been shipped by the manufacturer and title has passed to the customer. Changes in estimates of percentage of completion or losses, if any, associated with outsourcing or software services are recognized in the period in which they are determined. Unearned revenues consist of billings to customers in advance of revenues recognized on services contracts. Unbilled receivables consist of revenues recognized in advance of billings due to timing differences related to billing schedules specified in contracts.

     Income Taxes -- Prior to the initial public offering on August 22, 1997, Millers Mutual and its subsidiaries, including the Company, filed a consolidated federal income tax return. In accordance with federal income tax regulations, all corporations included in a consolidated tax return were jointly and severally liable for all tax liabilities. A tax sharing agreement among Millers Mutual, the Company and the other subsidiaries

                       INSPIRE INSURANCE SOLUTIONS, INC.

of Millers Mutual (the "Tax Allocation Agreement") provided that taxes on income were charged to profitable subsidiaries as if they were filing their own separate returns. Subsidiaries with losses were given credit for tax benefits of their losses to the extent utilized to reduce the consolidated tax liability or to the extent the benefits are funded currently. Subsidiaries received the benefit of all tax credits. Intercompany tax balances were settled annually. Effective August 23, 1997, the Tax Allocation Agreement was terminated as it related to the Company. The agreement to terminate the Tax Allocation Agreement provides that the Company will indemnify the other members of the Millers Mutual consolidated tax group for any of the group's income taxes and related expenses attributable to the Company and Millers Mutual will indemnify the Company for any income taxes and related expenses attributable to any members of the tax group other than the Company's.

     Federal income taxes were computed on a separate return basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires income taxes to be accounted for under the liability method. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred income taxes related primarily to differences between the basis of property and equipment due to depreciation differences and to the application of the purchase method of accounting for financial statement purposes but not for tax purposes, and nondeductible asset and liability reserves for tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are evaluated based on the guidelines for realization and may be reduced by a valuation allowance.

     Industry Concentration -- The Company's revenues and accounts receivable are derived primarily from the United States P&C insurance industry.

     Research and Development -- All research and development costs incurred prior to the point at which management believes a project has reached "technological feasibility" are expensed. Software production costs incurred subsequent to reaching technological feasibility are capitalized, if material, and reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized over the expected service life of the related software, generally five to seven years, using the straight-line method. The cost and related accumulated amortization of projects are written off as they become fully amortized.

     The Company assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows.

     Cash and Cash Equivalents -- For the purposes of reporting cash flows, cash and cash equivalents includes investments readily convertible to cash with remaining maturities at date of purchase of three months or less.

     Intangibles and Other Assets -- Goodwill is amortized over a period of 10 years using the straight-line method. The realizability of goodwill is evaluated periodically to assess recoverability and, if warranted, impairment would be recognized. Acquired software is amortized over a period of five years using the straight-line method.

     Financial Instruments -- Under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," the Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amount due to shareholder and long-term debt. The Company believes that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, amount due to shareholder and long-term debt are a reasonable estimate of their fair value because of the short-term maturities of such instruments or, in the case of long-term debt, because of interest rates available to the Company for similar obligations.

                       INSPIRE INSURANCE SOLUTIONS, INC.

     Stock-Based Compensation -- SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 10.

     Net Income (Loss) Per Share -- Net income (loss) per share (basic) of the Company is computed by dividing net income or loss by the weighted average number of shares outstanding. The weighted average number of shares (basic) was 7,000,000 in 1995 and 1996 and 8,137,370 in 1997 after giving effect to the stock dividends paid in May and June 1997. The weighted average number of shares (diluted) was 7,749,221 in 1995 and 1996 and 8,782,497 in 1997. Pursuant to
Securities and Exchange Commission Staff Accounting Bulletin Topic 4D, stock options granted during the twelve months prior to the date of the initial filing of the Company's Form S-1 Registration Statement have been included in the calculation of net income or loss per share (diluted) using the treasury stock method, as if they were outstanding for all periods presented.


     Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.


     Recently Issued Accounting Pronouncements -- In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components, as defined. SFAS No. 130 requires that all items that must be recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed with the same prominence as other financial statements. In addition, SFAS No. 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management believes that comprehensive income, as defined by SFAS No. 130, will not differ materially from net income (loss) as reported in the Statements of Operations.

     In addition, in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires public enterprises to report certain financial and descriptive information about operating segments, as defined, in annual financial statements and selected information in condensed financial statements for interim periods issued to shareholders, if practical. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Management is currently evaluating the effect of the adoption of SFAS No. 131 on the Company's disclosures.

     In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The Company believes the adoption of SOP 97-2 will not have a material effect on the Company's financial position or results of operations.

                       INSPIRE INSURANCE SOLUTIONS, INC.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable is comprised of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996         1997
                                                              ----------   -----------
Accounts receivable -- trade................................  $1,137,512   $ 9,957,538
Accounts receivable -- unbilled.............................          --     1,161,634
Other.......................................................      30,636       160,063
                                                              ----------   -----------
                                                               1,168,148    11,279,235
Allowance for doubtful accounts.............................          --       302,563
                                                              ----------   -----------
                                                               1,168,148    10,976,672
Noncurrent -- accounts receivable...........................          --        74,258
                                                              ----------   -----------
                                                              $1,168,148   $11,050,930
                                                              ==========   ===========

     No allowance for doubtful accounts was considered necessary by management as of December 31, 1996.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1996           1997
                                                            -----------    -----------
Computer equipment........................................  $ 4,084,887    $11,948,671
Office equipment..........................................      335,685      1,938,491
Automobiles...............................................       68,867        242,710
Leasehold improvements....................................        2,464        114,615
                                                            -----------    -----------
                                                              4,491,903     14,244,487
Accumulated depreciation and amortization.................   (1,272,011)    (8,214,514)
                                                            -----------    -----------
                                                            $ 3,219,892    $ 6,029,973
                                                            ===========    ===========

     Depreciation and amortization expense was $33,070 for the period April 28, 1995 (date of inception) through December 31, 1995 and $786,768 and $2,263,087 for 1996 and 1997, respectively.

4. RESEARCH AND DEVELOPMENT


     Research and development costs were approximately $2,975,000 for the year ended December 31, 1997, including capitalized software costs of $819,000 and amortization expense of approximately $966,000 relating to acquired software costs. The Company had no significant research and development activities for the period from April 28, 1995 (date of inception) through December 31, 1995 and the year ended December 31, 1996.

                       INSPIRE INSURANCE SOLUTIONS, INC.

5. INTANGIBLES AND OTHER ASSETS

     Intangibles and other assets consist of the following at December 31, 1997:

Goodwill, net of accumulated amortization of $748,567.......  $ 8,530,173
Acquired software, net of accumulated amortization of
  $966,000..................................................    5,034,000
Capitalized research and development costs, net of
  accumulated amortization of $26,513.......................      792,592
Software license agreement..................................    1,623,750
Cash surrender value of life insurance......................      409,898
Other.......................................................      649,221
                                                              -----------
                                                              $17,039,634
                                                              ===========

6. NOTE PAYABLE AND LONG-TERM DEBT

     Note Payable -- On December 11, 1996, the Company entered into a note agreement with a bank which was repaid on February 1, 1997.

     Long-Term Debt -- The Company has a bank line of credit of $4 million which expires on March 12, 1999. The line bears interest at prime (8.5% at December 31, 1997) or the London Interbank Offering Rate ("LIBOR") and is collateralized by substantially all of the assets of the Company. Borrowings are limited based on a borrowing base calculation. Interest is due and payable quarterly along with commitment fees of 0.25% of the unused balance. The bank line of credit agreement contains certain restrictive covenants. These covenants require that the Company meet certain requirements such as maintenance of a minimum net worth, and does not allow additional borrowings, dividends or other distributions without prior consent of the bank. As of December 31, 1997, the Company had no borrowings outstanding under the bank line of credit.

     On August 22, 1997, the Company entered into a note agreement with a financial institution to pay the cost of three-year professional liability and directors and officers insurance policies. The note is payable in monthly principal and interest installments of $54,424 through July 1999 and had a balance of $982,809 at December 31, 1997. The note bears interest at an annual rate of 6.25%.

     The following represents the approximate future annual maturities of the Company's long-term debt obligation at December 31, 1997:

1998........................................................  $609,658
1999........................................................   373,151
                                                              --------
                                                              $982,809
                                                              ========

                       INSPIRE INSURANCE SOLUTIONS, INC.

7. INCOME TAXES

     Federal income tax benefit (expense) consists of the following components:

                                                    PERIOD
                                                APRIL 28, 1995
                                                   THROUGH        YEAR ENDED DECEMBER 31,
                                                 DECEMBER 31,     -----------------------
                                                     1995           1996         1997
                                                --------------    --------    -----------
Current:
  Federal.....................................    $ 475,124       $201,388    $(3,048,994)
  State and local.............................           --             --       (634,881)
Deferred:
  Federal.....................................     (126,500)        62,500      2,554,340
  State and local.............................           --             --        328,317
                                                  ---------       --------    -----------
                                                  $ 348,624       $263,888    $  (801,218)
                                                  =========       ========    ===========


     A reconciliation of current income tax benefit (expense) computed by applying the federal corporate tax rate of 34% to income (loss) before income taxes to the actual income taxes is as follows:


                                                      PERIOD
                                                  APRIL 28, 1995
                                                     THROUGH        YEAR ENDED DECEMBER 31,
                                                   DECEMBER 31,     -----------------------
                                                       1995           1996          1997
                                                  --------------    ---------    ----------
Current federal income tax benefit (expense)....    $ 547,605       $264,889     $(855,881)
State income taxes, net of federal income tax
  benefit.......................................           --             --       (91,000)
Difference in book and tax basis of assets
  contributed by shareholder....................     (219,356)            --            --
Valuation of temporary differences..............           --             --       277,000
Goodwill........................................           --             --      (254,512)
Research and development credits................           --             --       100,000
Other...........................................       20,375         (1,001)       23,175
                                                    ---------       --------     ---------
                                                    $ 348,624       $263,888     $(801,218)
                                                    =========       ========     =========

                       INSPIRE INSURANCE SOLUTIONS, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:


                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1996         1997
                                                              --------    -----------
Deferred income tax assets:
  Current:
     Accounts receivable....................................  $     --    $   118,000
     Accrued expenses.......................................        --      1,316,000
                                                              --------    -----------
                                                                    --      1,434,000
  Noncurrent:
     Net operating loss carryforwards.......................   210,000             --
     Accrued expenses.......................................        --        203,000
                                                              --------    -----------
          Total deferred income tax assets..................   210,000      1,637,000
                                                              --------    -----------
Deferred income tax liabilities -- noncurrent:
  Property and equipment....................................   274,000        650,000
  Capitalized research and development......................        --        393,000
  Acquired software.........................................        --      1,883,000
                                                              --------    -----------
          Total deferred income tax liabilities.............   274,000      2,926,000
                                                              --------    -----------
Net deferred income tax liabilities.........................  $(64,000)   $(1,289,000)
                                                              ========    ===========
Represented on the balance sheets as:
  Current deferred income tax assets........................  $     --    $ 1,434,000
  Noncurrent deferred income tax liabilities................   (64,000)    (2,723,000)
                                                              --------    -----------
                                                              $(64,000)   $(1,289,000)
                                                              ========    ===========


     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods with respect to which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

8. RELATED PARTY TRANSACTIONS

     The Company provided policy and claims administration services, data processing services and software services to Millers Mutual and The Millers Casualty Insurance Company ("Millers Casualty"), under the terms of various agreements. Total fees earned were approximately $3,376,000, $7,557,000 and $18,864,000 in 1995, 1996 and 1997, respectively.

     Since July 1, 1995, the Company has had various agreements with Millers Mutual for provision by Millers Mutual of management and administrative services. Total fees paid by the Company in 1995, 1996 and 1997 were approximately $600,000, $3,100,000 and $1,290,000, respectively. Effective January 1, 1998, a new agreement was entered into, whereby the Company will provide benefits administration services to Millers Mutual and Millers Casualty for a monthly fee of $15,000.

     Beginning May 1, 1996, the Company incurred rental expenses to Millers Mutual, totaling approximately $297,000 for 1996 and $316,500 for 1997.

                       INSPIRE INSURANCE SOLUTIONS, INC.

     There was a payable to Millers Mutual of approximately $996,000 at December 31, 1996, and a net receivable due from Millers Mutual of $1,301,000 at December 31, 1997.

9. EMPLOYEE BENEFIT PLANS

     Prior to the initial public offering of common stock, substantially all of the Company's employees were covered by a defined benefit pension plan (the "Pension Plan") sponsored by Millers Mutual that provides retirement, death and disability benefits for full-time employees completing at least 1,000 hours of service. The Company made annual contributions to the Pension Plan equal to the amounts accrued for pension expense, including amortization of past service cost over 30 years. Contributions to the Pension Plan were determined by consulting actuaries based upon future periodic payments, including lump-sum distributions that were attributable under the Pension Plan's provisions to the service employees had rendered. Benefits were based upon the average of the employee's highest five consecutive years of compensation during the ten years of credited service immediately preceding the valuation date. The actuarial present value of accumulated plan benefits is that amount that results from applying actuarial assumptions to adjust the accumulated plan benefits to reflect the time value of money (through discounts for interest) and the probability of payment (by means of decrements such as for death, disability, withdrawal, or retirement) between the valuation date and the expected date of payment. Total expense associated with the Pension Plan was $100,000 during 1995. No expense was incurred relative to the Pension Plan during 1996 or 1997, as the pension plan was over-funded.

     In addition, the Company participated in a defined contribution profit sharing plan sponsored by Millers Mutual that covered substantially all of its employees (the "Profit Sharing Plan"). Employees were not required to satisfy any age or service requirements to become eligible to participate in the Profit Sharing Plan. The Company also participated in an executive incentive compensation plan covering officers sponsored by Millers Mutual. Contributions to these plans were discretionary and were authorized annually by the Board of Directors. Participants in the Profit Sharing Plan were permitted to contribute 1% to 12% (not to exceed $9,500 in 1997 and $9,240 in 1996 and 1995) of their annual compensation on a tax deferred basis. Vesting of participants' interest in the Profit Sharing Plan's contributions was based upon length of service. Participants with five or more years of service were fully vested. Total expense associated with the Profit Sharing Plan was approximately $30,000 in 1995. There were no contributions made by the Company to the Profit Sharing Plan in 1996 or 1997.

     In July 1997, the Board of Directors approved the termination of the Company's participation in the Pension Plan and the Profit Sharing Plan. The effects of termination of the Company's participation in the Pension Plan and the Profit Sharing Plan were immaterial to the Company's financial position, results of operations and cash flows.

     In July 1997, the Company adopted a 401(k) plan (the "Plan") covering all employees who meet certain minimum age and length of service requirements. The Plan provides for payment of the employee's vested portion of the Plan upon retirement, termination, disability or death. Discretionary contributions may be made to the Plan under the direction of the Company's Board of Directors. The Company made contributions of $434,000 and incurred expenses of $8,100 related to the Plan for the year ended December 31, 1997.

10. STOCK OPTION PLANS

     The Company adopted the Amended and Restated 1997 Stock Option Plan (the "Stock Option Plan") in March 1997, which provides for the grant of incentive and nonqualified options to purchase up to 2,250,000 shares of Common Stock subject to certain adjustments as described in the Stock Option Plan. Stock options are issuable only to eligible directors, officers and employees of the Company.

     The per share exercise price of an incentive option may not be less than the greater of par value or 100% of the fair market value of the Common Stock, as determined by the Board of Directors, on the date the

                       INSPIRE INSURANCE SOLUTIONS, INC.

option is granted. Incentive options granted to an employee who owns in excess of 10% of the voting stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock at the date of grant. Of the options granted in March 1997, 33% were immediately exercisable at the date of grant, 33% will become exercisable one year from the date of grant and the remainder will become exercisable two years from the date of grant. The Board of Directors approved the grant of certain additional options effective as of the date of the prospectus for the Company's initial public offering. Of such options, except for one officer of the Company, 20% were immediately exercisable at the date of grant and an additional 20% will become exercisable on each of the first four anniversaries of such date. Of the options of the officer referred to above, 33% were immediately exercisable at the date of grant, 33% will become exercisable one year from the date of grant and the remainder will become exercisable two years from the date of grant. Options may be exercised only if the optionholder remains continuously associated with the Company from the date of grant to the date of exercise, subject to certain conditions as specified in the Stock Option Plan. An option granted under the Stock Option Plan cannot be exercised later than ten years from the date of the grant. Any options that expire unexercised or that terminate upon an optionee's ceasing his or her association with the Company become available once again for issuance.

     On July 30, 1997, the Board of Directors adopted the Director Stock Option Plan ("Director Plan"). The Director Plan provided that each current nonemployee director be granted options to purchase 2,500 shares of common stock as of the effective date of the initial public offering at an exercise price equal to the initial public offering price. Such options became immediately exercisable as of the date of the initial public offering. A total of 50,000 shares has been reserved for issuance pursuant to the Director Plan. Each new nonemployee director who is elected (or appointed to fill any vacancy) as a director of the Company will be granted options under the Director Plan to purchase 2,500 shares of Common Stock at the fair market value of the Common Stock on the date of grant. Also, each nonemployee director who has previously been granted options under the Director Plan will be granted additional options under the Director Plan to purchase 250 shares of Common Stock on the day immediately after each annual meeting of shareholders of the Company subsequent to the time at which such nonemployee director is first elected or appointed as a director of the Company if such nonemployee director continues to serve as a director on such date of grant. The options under the Director Plan will vest and be exercisable as of the date of grant.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using a risk-free interest rate of 6.3%, an expected life of five years and a volatility factor of 17.2%.

     The following table summarizes the stock option activity under the Stock Option Plan and Director Plan for the year ended December 31, 1997:


                                                              NUMBER OF    EXERCISE PRICE
                                                               SHARES        PER SHARE
                                                              ---------    --------------
Options granted during the year ended December 31, 1997
  Options granted prior to the initial public offering......    840,248     $      1.30
                                                              =========     ===========
  Options granted contemporaneously with the initial public
     offering...............................................  1,185,628     $     12.00
                                                              =========     ===========
Options cancelled...........................................    (26,897)    $1.30-12.00
                                                              =========     ===========
Options outstanding as of December 31, 1997.................  1,998,979     $1.30-12.00
                                                              =========     ===========
Exercisable as of December 31, 1997.........................    591,576     $1.30-12.00
                                                              =========     ===========
Options available for grant.................................    301,021
                                                              =========

                       INSPIRE INSURANCE SOLUTIONS, INC.

     The weighted average fair value of options granted during the year ended December 31, 1997 was $4.56 per share. The weighted average fair value of options exercisable at December 31, 1997 was $2.64 per share. The weighted average fair value of options outstanding at December 31, 1997 was $4.56 per share. All options granted expire six years from date of grant.

     Under APB No. 25, the Company recognized compensation expense of approximately $3,949,000 for the year ended December 31, 1997 since the stock options granted under the terms of the Stock Option Plan were at an exercise price that was less than the estimated fair market value of the Company's common stock at the date of grant. Had the Company implemented SFAS No. 123, the Company's compensation expense would have increased by approximately $126,000 and the Company's pro forma net income, net income per share (basic) and net income per share (diluted), considering the effects of implementing SFAS No. 123, net of tax effects, would have been approximately $1,633,000, $0.20 and $0.19, respectively.

11. EMPLOYEE STOCK PURCHASE PLAN

     In July 1997 the Board of Directors adopted the Stock Purchase Plan, under which a total of 425,000 shares of Common Stock has been reserved for issuance. The Board of Directors has appointed a committee to administer the Stock Purchase Plan. Any employee who has been employed by the Company for 90 days is eligible to participate in offerings under the Stock Purchase Plan.

     The Stock Purchase Plan was initially implemented by an offering of 25,000 shares of Common Stock from October 1, 1997 to December 31, 1997. Pursuant to such offering, 6,240 shares of Common Stock were purchased by participants under the Stock Purchase Plan. The Company anticipates that the Stock Purchase Plan will be further implemented by eight additional semiannual offerings of Common Stock beginning on January 1 and July 1 for each of the years 1998, 1999, 2000 and 2001. The maximum number of shares issued in each semi-annual offering will be 50,000 shares plus the number of unissued shares from prior offerings under the Stock Purchase Plan.

     On the commencement date of each offering under the Stock Purchase Plan, a participating employee will be deemed to have been granted an option to purchase a maximum number of shares of Common Stock equal to: (i) the percentage of the employee's base pay that such employee has elected to be withheld (not to exceed 10%), (ii) multiplied by such employee's base pay during the period of such offering and (iii) divided by the lower of 85% of the closing market price of the Common Stock on the applicable offering commencement date or 85% of the closing market price of the Common Stock on the offering termination date. Options held by a participant shall be exercisable only by that participant.

     No employee may be granted options to participate in the Stock Purchase Plan if, as a result of such grant, such employee would (i) own stock or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or (ii) have rights to purchase stock under all employee stock purchase plans of the Company that accrue at a rate in excess of $25,000 in fair market value for any calendar year.

     Unless a participant gives written notice to the Company, such participant's option for the purchase of Common Stock with payroll deductions made during an offering shall be deemed to have been exercised automatically on the offering termination date applicable to such offering, for the purchase of the number of full shares of Common Stock that the accumulated payroll deductions at that time will purchase at the applicable option price. A participant may withdraw payroll deductions credited to his account under the Stock Purchase Plan at any time.

12. SHAREHOLDERS' EQUITY

     On June 12, 1997, the Board of Directors and the shareholder of the Company approved an amendment to the Articles of Incorporation of the Company providing for an increase in the number of authorized shares

                       INSPIRE INSURANCE SOLUTIONS, INC.

of common stock from 1,000 shares to 14,000,000 shares. On July 30, 1997, the Board of Directors and the shareholder of the Company approved an amendment to the Articles of Incorporation of the Company providing for an increase in the number of authorized shares of common stock from 14,000,000 shares to 50,000,000 shares.

     On July 30, 1997, the Board of Directors authorized 300,000 shares of Series A Junior Preferred Stock, par value $1.00 per share, adopted the Rights Agreement ("Rights Agreement") and authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of common stock of the Company to Millers Mutual under the terms of the Rights Agreement. One Right will thereafter be issued for each share of common stock that was outstanding between the date of adoption of the Rights Agreement and the earlier of the date the Rights become exercisable or are redeemed and the termination of the Rights Agreement. Accordingly, one right has been issued for each share of common stock outstanding. Each Right represents the right to purchase one one-hundredth of a share of Series A Junior Preferred Stock at a price of $40.00, subject to adjustment. The Rights are exercisable only in the event that a person or group (with certain exceptions) becomes the beneficial owner of shares representing 15% or more of the voting power of the Company, or announces or commences a tender or exchange offer that would result in the acquisition of such number of shares. The Rights Agreement expires ten years from the date of adoption.

13. TRANSACTIONS WITH MAJOR CUSTOMERS

     For the period April 28, 1995 (date of inception) through December 31, 1995, 100% of the Company's business was with Millers Mutual and Millers Casualty. In addition to the outsourcing revenues derived from Millers Mutual and Millers Casualty, for the years ended December 31, 1996 and 1997 (see Note
8), one customer accounted for approximately 21% and 16% of revenues, respectively.

14. SALE OF SUBSIDIARY

     On September 15, 1997, the Company sold Applied Quoting Systems, Inc. ("AQS"), a wholly-owned subsidiary of SDS, for $2,500,000. The sale resulted in a gain of $1,634,291, which is included in other income. For the period from March 12, 1997 (the date of acquisition) through September 15, 1997 (date of sale), AQS had revenues of approximately $2,535,000 and net income of approximately $376,000. Net income per common share from the separate operations of AQS for the period of March 12, 1997 through September 15, 1997 was $.05. Total assets and total liabilities of AQS on the date of sale were approximately $1,228,000 and $412,000, respectively.

15. COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Company leases certain office space and equipment under operating leases and a sublease for periods ranging from one to five years. Rentals on operating leases (exclusive of real estate taxes, insurance and other expenses payable under the leases) amounted to approximately $3,818,000 for the year ended December 31, 1997. The Company incurred no significant rental expense in 1995 and 1996. These leases generally contain optional renewal provisions for one or more periods. Future annual minimum lease payments for each of the next five years and in the aggregate are:

1998........................................................  $ 5,123,637
1999........................................................    4,605,965
2000........................................................    2,616,352
2001........................................................    1,335,089
2002........................................................      860,691
Thereafter..................................................    1,217,410
                                                              -----------
                                                              $15,759,144
                                                              ===========

                       INSPIRE INSURANCE SOLUTIONS, INC.

     Employment Agreements -- The Company has employment agreements with certain key officers that provide for minimum annual salaries and benefits aggregating approximately $1,737,500 and an annual bonus based on the Company's operating performance.

     Other -- In February 1997, the Philadelphia Contributionship for the Insurance of Houses from Loss by Fire ("PCIHLF") filed a lawsuit (Civil Action No. 97-CV-1262) against SDS in the United States District Court for the Eastern District of Pennsylvania. The suit alleges that certain software systems that SDS sold to PCIHLF in 1995 did not meet PCIHLF's specifications. PCIHLF claims damages in excess of $1.3 million. In connection with the SDS Acquisition by the Company, the former SDS shareholders placed $1.5 million of the SDS purchase price in an escrow account in respect of this claim. The Company has no recourse against the former SDS shareholders to the extent that the aggregate amount of any judgment, settlement and expenses exceeds the amount of the escrowed funds. SDS filed a counterclaim against PCIHLF for $550,000 for amounts due under its agreements with PCIHLF. In addition, the Company is involved in various other legal proceedings arising in the normal course of business. Management believes the outcome of these matters will not materially affect the financial position, results of operations or cash flows of the Company.

     The Company participates in a self-insurance program for certain of its employees that provides for the payment of employee health claims. The program provides for specific excess loss reinsurance for aggregate claims greater than a specified amount for any one claimant. The Company accrues the estimated liabilities for the ultimate costs of both reported claims and incurred by not reported claims.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Strategic Data Systems, Inc.

     We have audited the accompanying consolidated balance sheets of Strategic Data Systems, Inc. and subsidiary (the "Company") as of December 31, 1995, 1996 and March 11, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and the period January 1, 1997 through March 11, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Strategic Data Systems, Inc. and subsidiary as of December 31, 1995, 1996 and March 11, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 and the period January 1, 1997 through March 11, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Fort Worth, Texas
July 18, 1997

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      --------------------------     MARCH 11,
                                                         1995           1996           1997
                                                      -----------    -----------    -----------
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................  $   528,468    $ 1,515,495    $   939,762
  Accounts receivable, net..........................    3,608,403      4,750,708      4,755,376
  Deferred income taxes.............................      273,000        180,000        343,000
  Prepaid expenses and other current assets.........      181,712        166,739        262,217
                                                      -----------    -----------    -----------
          Total current assets......................    4,591,583      6,612,942      6,300,355
                                                      -----------    -----------    -----------
Property and equipment, net.........................    3,155,318      2,897,819      3,403,477
Accounts receivable, excluding current portion......      397,671        367,091        313,355
Software -- net.....................................    2,935,140      2,606,888      2,398,017
Goodwill -- net.....................................      612,106        505,702        484,536
Other assets........................................      362,012        474,927        491,316
                                                      -----------    -----------    -----------
TOTAL...............................................  $12,053,830    $13,465,369    $13,391,056
                                                      ===========    ===========    ===========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................  $   432,686    $   883,648    $   914,318
  Accrued payroll and compensation..................    1,069,600      1,002,342      1,033,025
  Other accrued expenses............................      204,257        245,102        187,916
  Warranty reserve..................................      100,292        100,592        197,269
  Customer deposits.................................    1,263,419      1,993,242      1,342,100
  Income taxes payable..............................      260,754         78,293        493,096
  Current portion of long-term debt.................      688,793        524,699        438,713
                                                      -----------    -----------    -----------
          Total current liabilities.................    4,019,801      4,827,918      4,606,437
                                                      -----------    -----------    -----------
Long-term debt, excluding current portion...........    2,028,074      1,883,381      1,879,393
Deferred compensation...............................      216,498        311,758        327,635
Deferred income taxes...............................    1,252,000      1,057,000        961,000
Commitments and contingencies (Note 9)..............           --             --             --
SHAREHOLDERS' EQUITY:
  Common stock, $5.00 stated value; 150,000 shares
     authorized; 142,450, 143,950 and 143,950 shares
     issued and outstanding in 1995, 1996 and 1997,
     respectively...................................      712,250        719,750        719,750
  Additional paid-in-capital........................    1,705,094      1,847,594      1,847,594
  Retained earnings.................................    3,057,357      3,755,212      3,986,491
                                                      -----------    -----------    -----------
                                                        5,474,701      6,322,556      6,553,835
  Less treasury stock (26,936 shares, at cost)......      937,244        937,244        937,244
                                                      -----------    -----------    -----------
                                                        4,537,457      5,385,312      5,616,591
                                                      -----------    -----------    -----------
TOTAL...............................................  $12,053,830    $13,465,369    $13,391,056
                                                      ===========    ===========    ===========

                See notes to consolidated financial statements.

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                PERIOD
                                                          YEAR ENDED DECEMBER 31,           JANUARY 1, 1997
                                                  ---------------------------------------       THROUGH
                                                     1994          1995          1996       MARCH 11, 1997
                                                  -----------   -----------   -----------   ---------------
REVENUES:
  Software services.............................  $ 9,041,115   $ 9,078,073   $10,036,191     $2,384,658
  Software......................................    4,312,881     9,068,431     8,987,395      2,455,628
  Hardware sales and commissions................    2,245,134     2,399,537     3,680,048        463,108
  Other.........................................      405,396       615,234       960,027        108,912
                                                  -----------   -----------   -----------     ----------
          Total revenues........................   16,004,526    21,161,275    23,663,661      5,412,306
                                                  -----------   -----------   -----------     ----------
EXPENSES:
  Salaries and compensation.....................   11,810,524    13,088,072    14,505,432      3,476,165
  Depreciation and amortization.................    2,157,093     1,878,973     1,826,826        411,266
  Cost of hardware sold.........................    1,862,169     1,978,836     2,698,673        383,450
  Occupancy costs...............................    1,374,230     1,379,332     1,565,833        405,663
  Other.........................................    1,830,598     1,666,854     2,032,098        372,223
                                                  -----------   -----------   -----------     ----------
          Total expenses........................   19,034,614    19,992,067    22,628,862      5,048,767
                                                  -----------   -----------   -----------     ----------
OPERATING INCOME (LOSS).........................   (3,030,088)    1,169,208     1,034,799        363,539
OTHER INCOME (EXPENSE):
  Interest income...............................      158,297       160,959       284,387         56,987
  Interest expense..............................     (292,491)     (240,481)     (207,029)       (33,272)
  Gain (loss) on sale of property and
     equipment..................................        1,520        (2,403)       34,698             25
                                                  -----------   -----------   -----------     ----------
          Total other income (expense)..........     (132,674)      (81,925)      112,056         23,740
                                                  -----------   -----------   -----------     ----------
INCOME (LOSS) BEFORE INCOME TAX.................   (3,162,762)    1,087,283     1,146,855        387,279
INCOME TAX BENEFIT (EXPENSE)....................    1,253,000      (429,000)     (449,000)      (156,000)
                                                  -----------   -----------   -----------     ----------
NET INCOME (LOSS)...............................  $(1,909,762)  $   658,283   $   697,855     $  231,279
                                                  ===========   ===========   ===========     ==========

                See notes to consolidated financial statements.

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                 PERIOD JANUARY 1, 1997 THROUGH MARCH 11, 1997

                                          COMMON STOCK      ADDITIONAL                   TREASURY STOCK         TOTAL
                                       ------------------    PAID-IN      RETAINED     ------------------   SHAREHOLDERS'
                                       SHARES     AMOUNT     CAPITAL      EARNINGS     SHARES    AMOUNT        EQUITY
                                       -------   --------   ----------   -----------   ------   ---------   -------------
Balance, January 1, 1994.............  139,594   $697,970   $1,526,110   $ 4,308,836   26,936   $(937,244)   $ 5,595,672
  Net loss...........................                                     (1,909,762)                         (1,909,762)
  Issuance of common stock...........    2,856     14,280      178,984            --       --          --        193,264
                                       -------   --------   ----------   -----------   ------   ---------    -----------
Balance, December 31, 1994...........  142,450    712,250    1,705,094     2,399,074   26,936    (937,244)     3,879,174
  Net income.........................       --         --           --       658,283       --          --        658,283
                                       -------   --------   ----------   -----------   ------   ---------    -----------
Balance, December 31, 1995...........  142,450    712,250    1,705,094     3,057,357   26,936    (937,244)     4,537,457
  Net income.........................                                        697,855       --          --        697,855
  Issuance of common stock...........    1,500      7,500      142,500            --       --          --        150,000
                                       -------   --------   ----------   -----------   ------   ---------    -----------
Balance, December 31, 1996...........  143,950    719,750    1,847,594     3,755,212   26,936    (937,244)     5,385,312
  Net income.........................                                        231,279                             231,279
                                       -------   --------   ----------   -----------   ------   ---------    -----------
Balance, March 11, 1997..............  143,950   $719,750   $1,847,594   $ 3,986,491   26,936   $(937,244)   $ 5,616,591
                                       =======   ========   ==========   ===========   ======   =========    ===========

                See notes to consolidated financial statements.

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                             PERIOD
                                                                      YEAR ENDED DECEMBER 31,            JANUARY 1, 1997
                                                              ---------------------------------------   THROUGH MARCH 11,
                                                                 1994          1995          1996             1997
                                                              -----------   -----------   -----------   -----------------
OPERATING ACTIVITIES:
  Net income (loss).........................................  $(1,909,762)  $   658,283   $   697,855      $  231,279
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................    2,157,093     1,878,973     1,826,826         411,266
    Gain (loss) on sales of property and
      equipment.............................................       (1,520)        2,403       (34,701)            (25)
    Deferred income taxes...................................     (563,957)      437,768      (102,000)       (259,000)
    Provision for uncollectible accounts receivable.........      277,250       235,900         2,000          21,484
    Change in operating assets and liabilities:
      Accounts receivable...................................     (950,268)      632,474    (1,113,726)       (344,416)
      Income taxes recoverable..............................     (357,709)      357,709            --              --
      Prepaid expenses and other current assets.............      (31,517)       (2,818)       14,973         (95,478)
      Other assets..........................................      (82,333)     (107,624)     (112,916)        (16,389)
      Accounts payable......................................     (912,410)       16,811       450,962          30,670
      Accrued payroll and compensation......................      952,909       116,691       (67,258)         30,683
      Other accrued expenses................................      204,283           (26)       40,845         (57,186)
      Warranty reserve......................................      103,270        (2,978)          300         468,677
      Customer deposits.....................................    2,441,214    (2,329,121)      729,823        (651,142)
      Income taxes payable..................................     (237,120)      260,754      (182,461)        414,803
      Deferred compensation.................................       71,771        82,855        95,260          15,877
                                                              -----------   -----------   -----------      ----------
        Net cash provided by operating activities...........    1,161,194     2,238,054     2,245,782         201,103
                                                              -----------   -----------   -----------      ----------
INVESTING ACTIVITIES:
  Proceeds from sales of property and equipment.............        1,520            --        41,750              --
  Purchases of property and equipment.......................     (853,089)     (362,546)     (582,868)       (686,862)
  Development of software...................................   (1,353,750)     (671,000)     (558,850)
                                                              -----------   -----------   -----------      ----------
        Net cash used in investing activities...............   (2,205,319)   (1,033,546)   (1,099,968)       (686,862)
                                                              -----------   -----------   -----------      ----------
FINANCING ACTIVITIES:
  Net borrowings (repayment) from line of credit............      480,000      (480,000)           --              --
  Proceeds from issuance of long-term debt..................      500,000            --       409,817              --
  Repayments of long-term debt..............................     (407,004)     (410,409)     (718,604)        (89,974)
  Proceeds (repayments) from policy loan against cash
    surrender value of life insurance policy................       75,000       (75,000)           --              --
  Issuance of common stock..................................      193,264            --       150,000              --
                                                              -----------   -----------   -----------      ----------
        Net cash provided by (used in) financing
          activities........................................      841,260      (965,409)     (158,787)        (89,974)
                                                              -----------   -----------   -----------      ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     (202,865)      239,099       987,027        (575,733)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      492,234       289,369       528,468       1,515,495
                                                              -----------   -----------   -----------      ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $   289,369   $   528,468   $ 1,515,495      $  939,762
                                                              ===========   ===========   ===========      ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................  $   293,000   $   240,000   $   208,000      $   33,300
                                                              ===========   ===========   ===========      ==========
  Income taxes paid (refunded)..............................  $   (94,000)  $  (627,000)  $   734,000      $       --
                                                              ===========   ===========   ===========      ==========

                See notes to consolidated financial statements.

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Strategic Data Systems, Inc. ("SDS") and its wholly-owned subsidiary, Applied Quoting Systems, Inc., develop and market software and software services to the property and casualty ("P&C") insurance industry. SDS's software includes policy and claims administration systems, as well as systems that increase the productivity of insurers by automating certain functions, such as workflow management, underwriting rules and guidelines, document production and rating algorithms. SDS's software services include installation, customization, conversion and maintenance of these systems to meet customer specifications. SDS also sells computer hardware and related equipment and manages data centers. SDS sells its products directly to the customer. The majority of sales are in North America.

     Principles of Consolidation -- The consolidated financial statements include the financial statements of SDS and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

     Revenue Recognition -- Initial installations of software systems generally include a one-time licensing fee and a contract for the installation and customization of the system to meet the customer's specifications, which SDS bills at an hourly rate. Amounts charged for the initial license and the installation and customization of systems are recognized as revenue during the installation period in proportion to the hours expended for installation compared to the total hours projected for installation. In other instances, revenues are recognized based on performance milestones specified in the contract. SDS recognizes the annual fee charged for maintenance of the customer's system as revenue as hours are expended over the maintenance contract period. Revenues from computer hardware and equipment sales are recognized when SDS receives notification that the equipment has been shipped by the manufacturer and title has passed to the customer. Changes in estimates of percentage of completion or losses, if any, associated with software related revenue activities are recognized in the period in which they are determined.

     An annual fee is charged for maintenance of the customer's system and is recognized as revenue as hours are expended over the maintenance contract period. Losses, if any, are recognized in the period in which they are determined.

     Computer hardware and equipment sales are recognized when SDS receives notification that the equipment has been shipped by the manufacturer to the customer.

     Depreciation -- Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives. The range of the useful lives of the various classes of assets is 3 to 31.5 years. Leasehold improvements are amortized over the lease term or the estimated useful life, whichever is less.

     Income Taxes -- Federal income taxes have been computed in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires income taxes to be accounted for under the liability method. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred income taxes related primarily to differences between the basis of property and equipment due to depreciation differences and to the application of the purchase method of accounting for financial statement purposes but not for tax purposes, and nondeductible asset and liability reserves for tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are evaluated based on the guidelines for realization and may be reduced by a valuation allowance.

     Research and Development -- All research and development costs incurred prior to the time management believes a project has reached "technological feasibility" are expensed. Software production costs incurred subsequent to reaching technological feasibility are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized over the expected service life of the

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY related software, generally five to seven years using the straight-line method. The cost and related accumulated amortization of projects are written off as they become fully amortized.

     SDS assesses the recoverability of these costs by determining whether the amortization of the capitalized costs over the remaining life of the projects can be recovered through undiscounted future operating cash flows.

     Cash and Cash Equivalents -- For the purposes of reporting cash flows, cash and cash equivalents includes investments readily convertible to cash with remaining maturities at date of purchase of three months or less.

     Financial Instruments -- SDS's financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. SDS believes that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt are a reasonable estimate of their fair value because of the short-term maturities of such instruments or, in the case of long-term debt, because of interest rates available to SDS for similar obligations on such long-term debt.

     Goodwill -- Goodwill represents the excess of the cost over the estimated fair value of the net assets acquired and is amortized using the straight-line method over a period of ten years.

     Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Recently Issued Accounting Pronouncements -- Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is evaluated by comparing future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition to the carrying amount of the asset.

2. ACCOUNTS RECEIVABLE

     Accounts receivable is comprised of the following:

                                                       DECEMBER 31,
                                                 ------------------------    MARCH 11,
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
Accounts receivable -- trade...................  $3,991,355    $4,961,126    $4,987,278
Allowance for doubtful accounts................    (382,952)     (210,418)     (231,902)
                                                 ----------    ----------    ----------
                                                  3,608,403     4,750,708     4,755,376
Noncurrent -- accounts receivable..............     397,671       367,091       313,355
                                                 ----------    ----------    ----------
                                                 $4,006,074    $5,117,799    $5,068,731
                                                 ==========    ==========    ==========

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                     DECEMBER 31,
                                              --------------------------     MARCH 11,
                                                 1995           1996           1997
                                              -----------    -----------    -----------
Land........................................  $   150,000    $   150,000    $   150,000
Land improvements...........................      217,276        217,276        217,276
Building....................................    1,502,574      1,502,574      1,502,576
Computer equipment..........................    4,794,462      5,251,033      5,412,021
Office equipment............................    1,361,324      1,426,933      1,922,545
Automobiles.................................      303,326        126,784        126,784
Leasehold improvements......................       80,154         80,154        105,322
                                              -----------    -----------    -----------
                                                8,409,116      8,754,754      9,436,524
Accumulated depreciation and amortization...   (5,253,798)    (5,856,935)    (6,033,047)
                                              -----------    -----------    -----------
                                              $ 3,155,318    $ 2,897,819    $ 3,403,477
                                              ===========    ===========    ===========

     Depreciation and amortization expense was approximately $1,146,000, $1,030,000 and $833,000 in 1994, 1995 and 1996, respectively, and $152,000 for the period from January 1, 1997 through March 11, 1997.

4. RESEARCH AND DEVELOPMENT

     The total amount amortized for the capitalized computer software was approximately $905,000, $742,000 and $887,000 in 1994, 1995 and 1996,
respectively. In addition, the total amortization of capitalized software was $209,000 for the period January 1, 1997 through March 11, 1997.

     Research and development costs, including amortization expense, were approximately $4,587,000, $3,581,000 and $3,783,000 in 1994, 1995 and 1996,
respectively.

     In addition, total research and development costs were approximately $474,000, for the period January 1, 1997 through March 11, 1997.

     Software -- net consists of the following:

                                                     DECEMBER 31,
                                              --------------------------     MARCH 11,
                                                 1995           1996           1997
                                              -----------    -----------    -----------
Software costs..............................  $ 4,435,161    $ 4,994,011    $ 4,994,011
Accumulated amortization....................   (1,500,021)    (2,387,123)    (2,595,994)
                                              -----------    -----------    -----------
                                              $ 2,935,140    $ 2,606,888    $ 2,398,017
                                              ===========    ===========    ===========

5. GOODWILL

     Goodwill -- net consists of the following:

                                                       DECEMBER 31,
                                                 ------------------------    MARCH 11,
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
Goodwill.......................................  $1,078,508    $1,078,507    $1,078,507
Accumulated amortization.......................    (466,402)     (572,805)     (593,971)
                                                 ----------    ----------    ----------
                                                 $  612,106    $  505,702    $  484,536
                                                 ==========    ==========    ==========

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

6. DEBT

     A summary of long-term debt is as follows:

                                                       DECEMBER 31,
                                                 ------------------------    MARCH 11,
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
Mortgage note payable, interest at 7.37%, due
  in equal monthly installments of principal
  and interest of $17,000, with the final
  payment due on January 20, 2001..............  $1,748,223    $1,672,670    $1,658,563
Computer note payable, interest at 6.75%, due
  in equal monthly installments of principal
  and interest of $23,931, with the final
  payment due on December 27, 1996.............     278,054            --            --
Computer note payable, interest at 8.35%, due
  in equal monthly installments of principal
  and interest of $18,700, with the final
  payment due on September 21, 1997............     291,665       124,997        97,219
Treasury stock purchase note payable, interest
  at 7.25%, due in equal monthly installments
  of principal and interest of $4,978, with the
  final payment due on December 27, 1998.......     166,156       111,639       103,049
Computer note payable with total availability
  of $600,000, interest payable at prime plus
  1.0%, due in monthly installments of
  principal sufficient to amortize the
  outstanding balance over a 36-month period,
  and interest with the final payment due on
  January 31, 1999.............................     143,289       437,127       397,628
Second mortgage note payable, interest at 7.0%,
  due in equal annual installments of principal
  and interest of $34,097 with the final
  payment due on November 1, 1998..............      89,480        61,647        61,647
                                                 ----------    ----------    ----------
                                                  2,716,867     2,408,080     2,318,106
Less current maturities........................     688,793       524,699       438,713
                                                 ----------    ----------    ----------
                                                 $2,028,074    $1,883,381    $1,879,393
                                                 ==========    ==========    ==========

     The mortgage note payable is collateralized by real estate and substantially all other assets of SDS. In 1995, the final payment for the mortgage note payable was extended from January 20, 1996 to January 20, 2001. The computer notes payable are collateralized by the computer equipment of SDS. The treasury stock purchase note payable is collateralized by the accounts receivable of SDS. The second mortgage note is collateralized by a purchase money mortgage lien pursuant to the terms of the note.

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

     The following represents the approximate future annual maturities for SDS's long-term debt obligations:

                                                              MARCH 11,
                                                                 1997
                                                              ----------
Year Ended March 11:
  1997......................................................  $  438,713
  1998......................................................     380,107
  1999......................................................      96,726
  2000......................................................     104,101
  2001......................................................   1,298,459
                                                              ----------
                                                              $2,318,106
                                                              ==========

7. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                                                         PERIOD
                                                    YEAR ENDED DECEMBER 31,          JANUARY 1, 1997
                                               ----------------------------------   THROUGH MARCH 11,
                                                  1994         1995       1996            1997
                                               -----------   --------   ---------   -----------------
Current:
  Federal....................................  $  (689,000)  $ (9,000)  $ 504,000       $ 330,000
  State......................................           --         --      47,000          85,000
                                               -----------   --------   ---------       ---------
          Total current......................     (689,000)    (9,000)    551,000         415,000
                                               -----------   --------   ---------       ---------
Deferred:
  Federal....................................     (407,000)   372,000    (132,000)      $(221,000)
  State......................................     (157,000)    66,000      30,000         (38,000)
                                               -----------   --------   ---------       ---------
          Total deferred.....................     (564,000)   438,000    (102,000)       (259,000)
                                               -----------   --------   ---------       ---------
                                               $(1,253,000)  $429,000   $ 449,000       $ 156,000
                                               ===========   ========   =========       =========

     A reconciliation of expected income taxes computed by applying the federal corporate tax rate of 34% to income (loss) before income taxes to actual income taxes is as follows:

                                                                                        PERIOD
                                                                                   JANUARY 1, 1997
                                                 YEAR ENDED DECEMBER 31,               THROUGH
                                         ---------------------------------------      MARCH 11,
                                            1994          1995          1996             1997
                                         -----------   -----------   -----------   ----------------
Expected federal income taxes
  (benefit)............................  $(1,075,000)  $   370,000   $   390,000       $132,000
State income taxes, net of federal
  income tax (benefit).................     (156,000)       45,000        53,000         18,000
Goodwill...............................       36,000        36,000        36,000          7,000
Research and development
  credit...............................      (80,000)      (47,000)      (63,000)            --
Other, net.............................       22,000        25,000        33,000         (1,000)
                                         -----------   -----------   -----------       --------
                                         $(1,253,000)  $   429,000   $   449,000       $156,000
                                         ===========   ===========   ===========       ========

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY

     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

                                                      DECEMBER 31,
                                               --------------------------     MARCH 11,
                                                  1995           1996           1997
                                               -----------    -----------    -----------
Deferred income tax assets:
  Current:
     Accounts receivable.....................  $   150,000    $    81,000    $   90,000
     Nondeductible accrued expenses..........      123,000         99,000       253,000
                                               -----------    -----------    ----------
                                                   273,000        180,000       343,000
                                               -----------    -----------    ----------
  Noncurrent:
     Deferred compensation...................       85,000        122,000       128,000
     Research and development credit
       carryforward..........................       32,000             --            --
     Net operating loss carryforwards........       61,000             --            --
                                               -----------    -----------    ----------
                                                   178,000        122,000       128,000
                                               -----------    -----------    ----------
          Total deferred income tax assets...      451,000        302,000       471,000
                                               -----------    -----------    ----------
Deferred income tax liabilities --noncurrent:
  Property and equipment.....................      185,000        162,000       154,000
  Software costs.............................    1,245,000      1,017,000       935,000
                                               -----------    -----------    ----------
          Total deferred income tax
            liabilities......................    1,430,000      1,179,000     1,089,000
                                               -----------    -----------    ----------
Net deferred income tax liabilities..........  $  (979,000)   $  (877,000)   $ (618,000)
                                               ===========    ===========    ==========
Represented on the consolidated balance sheet
  as:
  Current deferred income tax assets.........  $   273,000    $   180,000    $  343,000
  Noncurrent deferred income tax
     liabilities.............................   (1,252,000)    (1,057,000)     (961,000)
                                               -----------    -----------    ----------
                                               $  (979,000)   $  (877,000)   $ (618,000)
                                               ===========    ===========    ==========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not SDS will realize the benefits of these deductible differences.

8. EMPLOYEE BENEFIT PLANS

     SDS sponsors a Profit-Sharing Plan qualified under Section 401(k) of the Internal Revenue Code of 1986 covering employees who meet minimum service requirements and who elect to participate. Participants' contributions are voluntary. SDS made contributions of $103,750, $135,000 and $200,000 to the Plan in 1994, 1995 and 1996, respectively. In addition, contributions of $70,000 were recognized for the period from January 1, 1997 through March 11, 1997.

     SDS has a supplemental retirement agreement with a key employee providing for payments over twenty years commencing upon the earlier of retirement, termination or death. The agreement has a vesting arrangement 20% per year pursuant to which the employee will become fully vested in 1997 or the earlier of permanent disability, death or change in control of SDS, as defined. SDS is the owner and beneficiary of

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY insurance policies to provide a portion of the funding of this agreement. The total expense related to the agreement was approximately $72,000, $83,000, and $95,000 for 1994, 1995 and 1996, respectively. Total expense related to the agreement for the period January 1, 1997 through March 11, 1997 was $16,000.

     SDS has an incentive compensation plan for certain key employees. Participants in the plan may receive cash payments or stock contingent upon SDS exceeding certain pretax earnings levels over a rolling four-year earnout period as determined by the Board of Directors. If a participant terminates employment during an earnout period, the participant will not be entitled to any compensation under the plan. If a change in control, as defined, occurs during an earnout period, the earnout period is deemed to be completed and all payments earned become due. No provision was required for the years ended December 31, 1994, 1995 and 1996 and the period January 1, 1997 through March 11, 1997.

     In 1996, SDS paid a bonus to a senior executive in an amount sufficient to fund his purchase from SDS of 1,500 shares of SDS common stock at a price per share of $100, plus an amount equal to the federal income taxes incurred by such executive as a result of such bonus. The purchase was made by the executive pursuant to a purchase right granted to him by SDS in 1989, entitling him to purchase at fair market value, as determined by the Board of Directors, up to 4,200 shares of SDS common stock upon the attainment of certain performance goals or discretionary approval by the Board of Directors. As of December 31, 1996, no shares remained available for purchase pursuant to this arrangement.

9. COMMITMENTS AND CONTINGENCIES

     Operating Leases -- SDS maintains noncancellable operating leases on various office facilities, vehicles and computers. These leases generally contain optional renewal provisions for one or more periods. Rental expense was approximately $429,000, $451,000 and $530,000 in 1994, 1995 and 1996,
respectively, and $142,000 for the period January 1, 1997 through March 11, 1997.

     The future annual minimum lease payments are as follows:

                                                                 MARCH 11,
                                                                   1997
                                                                -----------
Year Ending December 31:
  1997......................................................    $  456,000
  1998......................................................       564,000
  1999......................................................       364,000
  2000......................................................       280,000
  2001......................................................       285,000
  Thereafter................................................       153,000
                                                                ----------
                                                                $2,102,000
                                                                ==========

     The future annual minimum rental revenues to be received under noncancellable subleases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 were $67,000 for 1997 and $81,000 for 1998.

     Other -- In February 1997, the Philadelphia Contributionship for the Insurance of Houses from Loss by Fire ("PCIHLF") filed a lawsuit (Civil Action No. 97-CV-1262) against SDS in the United States District Court for the Eastern District of Pennsylvania. The suit alleges that certain software systems that SDS sold to PCIHLF in 1995 did not meet PCIHLF's specifications. PCIHLF claims damages in excess of $1.3 million. In connection with the acquisition of SDS by INSpire Insurance Solutions, Inc. ("INSpire"), INSpire and the former SDS shareholders placed $1.5 million of the SDS purchase price in an escrow account in respect of this claim. INSpire has no recourse against the former SDS shareholders to the extent that the aggregate amount of any judgment, settlement and expenses exceeds the amount of the escrowed funds. SDS filed a

                  STRATEGIC DATA SYSTEMS, INC. AND SUBSIDIARY counterclaim against PCIHLF for $550,000 for amounts due under its agreements with PCIHLF. There can be no assurance with respect to the outcome of this lawsuit.

     SDS participates in a self-insurance program that provides for the payment of employee health claims. The program provides for specific excess loss reinsurance for aggregate claims greater than a specified amount for any one claimant. SDS accrues the estimated liabilities for the ultimate costs of both reported claims and incurred but not reported claims.

10. SUBSEQUENT EVENTS

     On February 18, 1997, SDS's shareholders executed a definitive agreement with INSpire whereby INSpire agreed to acquire SDS for an aggregate purchase price of approximately $18.0 million plus assumed indebtedness of approximately $650,000, subject to satisfactory resolution of certain matters. In addition, INSpire and the former shareholders of SDS placed into escrow $1.0 million of the purchase price in respect of certain contingent liabilities and $1.5 million of the purchase price in escrow in respect of the PCIHLF lawsuit described in
Note 9. The transaction was consummated March 12, 1997.

     On March 12, 1997, an affiliate of certain officers of SDS purchased the land and improvements comprising SDS's administrative home office for the assumption of debt in the amount of $1.8 million. Total gain from the sale was approximately $225,000.

     In March 1997, SDS terminated its supplemental retirement agreement with a key employee, described in Note 8. SDS entered into an employment agreement with such employee pursuant to which SDS agreed to pay to such employee $40,000 per year during the twenty-year period commencing January 1, 1999 and ending December 31, 2018.

     In March 1997, SDS terminated its incentive compensation plan for certain key employees, described in Note 8.

=========================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary......................     3
Risk Factors............................     7
SDS Acquisition.........................    14
Use of Proceeds.........................    14
Dividend Policy.........................    15
Price Range of Common Stock.............    15
Capitalization..........................    16
Selected Financial Data of INSpire......    17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations of INSpire.................    19
Selected Consolidated Financial Data
  of SDS................................    26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations of SDS.....................    27
Business................................    29
Management..............................    39
Principal and Selling Shareholders......    47
Certain Transactions....................    48
Description of Capital Stock............    51
Underwriting............................    56
Legal Matters...........................    58
Experts.................................    58
Available Information...................    59
Financial Statements....................   F-1

=========================================================

=========================================================
                                2,300,000 SHARES

                                 [INSPIRE LOGO]
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                 RAYMOND JAMES
                               & ASSOCIATES, INC.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                              SOUTHWEST SECURITIES

                                 March 27, 1998
=========================================================